NEWMONT MINING CORPORATION

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FRONTEER GOLD INC.

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PILOT GOLD INC.

ARRANGEMENT AGREEMENT

DATED FEBRUARY 3, 2011

( i )

Schedules:

( ii )

Schedule H To the Arrangement Agreement West Pequop Property
Schedule I To the Arrangement Agreement Long canyon property
Schedule J To the Arrangement Agreement Northumberland property
Schedule K To the Arrangement Agreement Sandman Property

( iii )

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated February 3, 2011,

BETWEEN:

NEWMONT MINING CORPORATION, a corporation existing under the laws of the State of Delaware (“Acquiror”)

- and -

FRONTEER GOLD INC., a corporation existing under the laws of the Province of Ontario (“Target”)

- and –

PILOT GOLD INC., a corporation existing under the laws of Canada (“Spinco”)

WHEREAS:

A.	Acquiror wishes to indirectly acquire all of the issued and outstanding common shares of Target;

B.

Acquiror, Target and Spinco wish to propose an arrangement involving, among other things, a reorganization of the capital of Target, the distribution to Target Shareholders of 80.1% of the outstanding Spinco Shares and the indirect acquisition by Acquiror of all of the issued and outstanding common shares of Target in exchange for cash;

C.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Ontario);

D.

Acquiror has entered into lock up agreements with the directors and officers of Target and John Tognetti, pursuant to which, among other things, such shareholders have agreed to vote in favour of the Arrangement Resolution all of the common shares of Target held by them, on the terms and subject to the conditions set forth in such agreements; and

E.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1             Definitions

In this Agreement, unless the context otherwise requires:

“Acceptance Notice” has the meaning ascribed to such term in Section 5.9(c);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal, expression of interest, or inquiry from any Person (other than Acquiror or any of its affiliates) made after the date hereof relating to:

(i)

any acquisition or sale, direct or indirect, whether in a single transaction or a series of related transactions, of (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

(ii)	any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Target; or

(iii)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

“Acquiror Sub” means an unlimited liability company to be formed pursuant to the laws of British Columbia as an indirect, wholly-owned subsidiary of Acquiror;

“Additional Spinco Securities” has the meaning ascribed to such term in Section 5.9(a);

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, together with the Schedules attached hereto and the Target Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Target Shareholders approving the Arrangement to be considered at the Target Meeting, substantially on the terms and in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Target in respect of the Arrangement, which shall be in a form and content satisfactory to Target and the Acquiror, each acting reasonably.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Denver, Colorado, or Vancouver, British Columbia;

“Cash Call Payments” means the amount of any payments, up to a maximum of $10,000,000 in the aggregate, made by Target or any of its subsidiaries after the date hereof and prior to the Effective Date in response to a cash call relating to the Target Exploration Properties pursuant to a Contract entered into prior to the date hereof;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

 “Change in Recommendation” has the meaning ascribed thereto in Section 9.2(c)(i);

“Change of Control Payments” has the meaning ascribed thereto in Section 3.1(y)(ii)(A) as more particularly described in Section 3.1(y) of the Target Disclosure Letter;

“Class A Shares” has the meaning ascribed to it in the Plan of Arrangement;

“Claim” has the meaning ascribed thereto in Section 8.2;

“Confidentiality Agreement” means the confidentiality agreement made as of the 25th day of March, 2010, between Acquiror and Target, as it may be amended;

“Consideration” means the consideration to be received by the Former Target Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, $14.00 in cash;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation;

“Court” means the Ontario Superior Court of Justice;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, receiving Letters of Transmittal (as defined in the Plan of Arrangement) and distributing certificates representing Spinco Shares;

“Designated Target Employees” means those employees whose names are disclosed in Section 3.1(y) of the Target Disclosure Letter and who are entitled to the Change of Control Payments specified therein;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any Person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Excess Securities” has the meaning ascribed to such term in Section 5.8;

“FCPA” means the Foreign Corrupt Practices Act of 1977, of the United States;

“Final Order” means the final order of the Court pursuant to section 182 of the OBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date with the consent of Acquiror and Target, each acting reasonably or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal with the Acquiror and Target, each acting reasonably;

“Former Target Shareholders” means the registered holders of Target Shares immediately prior to the Effective Time;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange, including the TSX and the NYSE-Amex;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“including” means including without limitation, and  “include” and “includes” each have a corresponding meaning;

“Indemnity Notice” has the meaning ascribed thereto in Section 8.2;

“Indemnified Liability” means:

(a)

a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, Target or any of its subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the Spinco Assets, the Target Exploration Properties (including the operations or activities in connection therewith); and

(b)	any liability or obligation for Tax which is payable to any Governmental Entity arising from, or in connection with:

(i)

the transfer of the Spinco Assets and Target Exploration Properties to, or the assumption of the Spinco Liabilities by, Spinco or any subsidiary of Spinco (which for greater certainty includes any step contemplated by Schedule B to the Target Disclosure Letter but does not include any liability for Taxes that arises as a result of a Pre-Acquisition Reorganization);

	(ii)	any transfer or distribution by any Transferred Subsidiary that is completed in connection with the transactions referred to in (i) above, on or prior to the Effective Date;

(iii)

any transfer or distribution of the Spinco Assets and Target Exploration Properties or property substituted therefor that is completed in connection with the transactions referred to in (i) above, by any subsidiary of Target; or

	(iv)	the transfer or disposition of Spinco Shares to Target Shareholders, Acquiror Sub and/or Target Optionholders (excluding source deductions on any transfer to Target Optionholders); or

(c)

any liability or obligation for Tax which is payable but not yet paid or reflected in the reserves in the Target Financial Statements to any Governmental Entity and is imposed on, or is in respect of, the Spinco Assets, the Spinco Liabilities, any Transferred Subsidiary and/or the Target Exploration Properties for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for Tax purposes and only to the extent that such Tax is payable after Target and any of its subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of Spinco Assets or Target Exploration Properties to Spinco or the disposition of Spinco Shares, as the case may be;

“Indemnified Party” has the meaning ascribed thereto in Section 8.1;

 “Indemnified Tax Claim” has the meaning ascribed thereto in Section 8.2(b)(i);

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target as set out in the Target Disclosure Letter;

“Interim Order” means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court with the Acquiror and Target, each acting reasonably;

“Joint Venture Companies” means, collectively, the West Pequop Companies;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, set out in Schedule D hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Lock-Up Agreements” means each of the lock-up agreements dated the date hereof between Acquiror and each of the Locked-Up Shareholders substantially in the form of Schedule E;

“Locked-Up Shareholders” means each of the officers and directors of Target, together with their spouse, immediate family members or any company under their control that holds Target Shares, and John Tognetti;

“Long Canyon Property” means the approximately 49 square kilometres of unpatented mining claims and private mineral lands commonly known as the “Long Canyon property”, located in Elko County, Nevada as depicted on Schedule I;

“Material Adverse Effect” means, in respect of any Person, any change, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, effects, events, circumstances, facts or occurrences, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, except any change, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions, including in Canada or the United States (provided that such conditions do not have a materially disproportionate effect on Target relative to comparable exploration and/or mining companies); (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (iv) changes affecting the mining industry generally (provided that such changes do not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (v) any change in the price of gold; (vi) the commencement or continuation of any war, armed hostilities or acts of terrorism (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (vii) any decrease in the trading price or any decline in the trading volume of that Person’s common shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (vi) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contracts” means any Contract: (i) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Target; (ii) under which Target or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $3,000,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $3,000,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Target or any of its subsidiaries is obligated to make or expects to receive payments in excess of $1,500,000 over the remaining term of the Contract, excluding Target’s head office lease at 1055 West Hastings in Vancouver, British Columbia which shall be deemed not to be a Material Contract; (vi) that limits or restricts Target or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Target and its subsidiaries, considered as a whole ;

“material change” has the meaning ascribed thereto in the Securities Act;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Material Subsidiaries” means the subsidiaries of Target set out in Schedule F hereto;

“Maximum Additional Securities” has the meaning ascribed to such term in Section 5.9(a);

“Non-U.S. Subsidiary” means any subsidiary of Target not created or organized under the laws of the United States, any state thereof or the District of Columbia;

“Northumberland Property” means the approximately 45,467 acres, including 2,230 unpatented lode claims, 9 patented mining claims, 63 patented mill site claims and fee lands commonly known as the “Northumberland Property”, located in Nye County, Nevada as depicted on Schedule J;

“NYSE Amex” means the NYSE Amex Equities stock exchange;

“MD&A” has the meaning ascribed thereto in Section 3.1(i);

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

 “Outside Date” means June 30, 2011, or such later date as may be agreed to in writing by Acquiror and Target;

 “Parties” means Target, Acquiror and Spinco, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity, other than those related exclusively to the Target Exploration Properties;

“Permitted Encumbrances” means (a)(i) liens for taxes, assessments and governmental charges or levies not yet due and payable and for which appropriate provision has been made in accordance with GAAP, and (ii) encumbrances such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business (but excluding those not discharged in the ordinary course of business); (b) access agreements, servitudes, easements and rights of way relating to sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines, and other similar services or products; (c) zoning restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property; (d) reservations in federal patents; (e) as to properties comprising any portion of the Target Mining Properties which are leased, or otherwise held by contractual interest, the terms and conditions of the leases and other contracts pertaining thereto that have been provided to the Acquiror prior to the date of this Agreement; and (f) customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the Target Mining Properties; provided that such liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 5.5(c);

“Pro Rata Interest” means, at any relevant time, the ownership interest of Acquiror in Spinco, expressed as a percentage, equal to: (i) the number of outstanding Spinco Shares beneficially owned by Acquiror and its affiliates plus the number of Spinco Shares issuable upon the conversion, exercise or exchange of all Spinco Convertible Securities owned by Acquiror and its affiliates divided by (ii) the aggregate number of issued and outstanding Spinco Shares plus the number of Spinco Shares issuable upon the conversion, exercise or exchange of all Spinco Convertible Securities of the same class as Spinco Convertible Securities owned by Acquiror and its affiliates;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Required Sale Date” has the meaning ascribed to such term in Section 5.8;

“Response Period” has the meaning ascribed to such term in Section 7.3(a);

“Retained Employees” means those individuals who are currently employed by Fronteer or its subsidiaries (other than the Spinco Employees) that Acquiror provides Target with notice of prior to the Effective Date and who are or become employed by Acquiror or its subsidiaries following the Effective Time;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) relating to, or required to be filed or prepared in connection with any Taxes, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto;

“Rights Notice” has the meaning ascribed to such term in Section 5.9(b);

“Sandman Property” means the property consisting of approximately 624 unpatented lode mining claims and approximately 6,720 acres of fee lands commonly known as the “Sandman Property” located in Humboldt County, Nevada as depicted on Schedule K;

“Sandman Joint Venture” means the unincorporated joint venture formed by a subsidiary of Target and a subsidiary of Acquiror in respect of the development and exploitation of the Sandman Property;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the securities commissions or other securities regulatory authorities in British Columbia and each of the other provinces and territories of Canada and the SEC, collectively;

“Securities Laws” means the Securities Act, the U.S Securities Act, and the U.S. Exchange Act, together with all other applicable Canadian and United States federal, provincial, state or territorial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Spinco Assets” means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the Target Exploration Properties, (ii) the office leases of Target and/or its subsidiaries relating to Fronteer’s existing offices located at Suite 1650, 1055 West Hastings, Vancouver, British Columbia and Fronteer’s office in Elko County, Nevada and Turkey, (iii) office furniture, office equipment or office supplies located at the office locations referred to in clause (ii) above, (iv) all fixed assets of Target and/or its subsidiaries relating exclusively to the Target Exploration Properties or located within the boundaries of the Target Exploration Properties or at the office locations referred to above in paragraph (ii) above, (v) Target’s 40% beneficial interest in the Dededagi Property located in Turkey, (vi) the shares of Fronteer Investments Inc., and its subsidiaries Truva Bakir Maden Isletmeleri A.S. (40%), Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi (40%) and Agola Madencilik Limited Sirketi (100%), which together hold the Target Exploration Properties located in Turkey (other than the Dedidagi Property), (vii) the shares and warrants of Rae Wallace Mining Company, which holds certain exploration properties in Peru, (viii) all joint venture, earn-in, other Contracts entered into by Target and/or its subsidiaries, and royalties or other similar rights that relate exclusively to the Target Exploration Properties; (ix) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Exploration Properties in Fronteer’s possession or control relating to the Target Exploration Properties, and (x) an amount of cash that results in Spinco and its subsidiaries having in the aggregate, as of the Effective Time, the Spinco Cash Amount;

“Spinco Cash Amount” means $10,000,000 in cash less any Cash Call Payment made on or prior to the Effective Date;

“Spinco Convertible Securities” means all warrants, rights, agreements, options or debt instruments, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of Spinco Shares or any other security convertible or exchangeable for Spinco Shares;

“Spinco Employee” means those individuals listed in Appendix A of the Target Disclosure Letter as Spinco Employees who accept employment with Spinco on or before the Effective Date;

“Spinco Information” means the information included in the Target Circular describing Spinco and the business, operations and affairs of Spinco, including any related financial statements and information regarding the Spinco Shares;

“Spinco Liabilities” means all of the liabilities of Target or any of its subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the Target Exploration Properties, including, without limitation, all Indemnified Liabilities and any benefit plans relating to employees of Target and its subsidiaries;

“Spinco Permitted Contract” means, in respect of Spinco or its subsidiaries, a Contract that meets each of the following conditions, if applicable: (i) any Contract relating to the employment of a Spinco Employee, (ii) if terminated or modified or if it ceased to be in effect, would not reasonably be expected to have a Material Adverse Effect on Spinco; (iii) if in respect of a guarantee provided by Spinco or any of its subsidiaries, Spinco or its subsidiaries do not directly or indirectly guarantee any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $10,000 in the aggregate; (iv) if relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, from any person other than Acquiror, the principal amount is less than $10,000; (v) does not oblige Spinco or any of its subsidiaries to make payments thereunder in excess of $50,000 per month in the aggregate prior to the Outside Date; (vi) such Contract will not oblige Spinco or any of its subsidiaries to make payments that together with all other payments made or to be made by them prior to the Effective Date would equal or exceed $10,000,000; and (vii) it does not impose any liabilities or obligations on Target or any of its affiliates or impose any limit on or restrict Target or any of its affiliates from engaging in any line of business or any geographic area;

“Spinco Shares” means the common shares in the capital of Spinco;

“subsidiary” means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited, written Acquisition Proposal made after the date of this Agreement that:

(i)	did not result from a breach of Section 7.1 or Section 7.2 by Target or its Representatives;

(ii)

relates to the acquisition of 100% of the outstanding Target Shares (other than Target Shares owned by the Person making the Acquisition Proposal together with its Affiliates) or all or substantially all of the consolidated assets of Target and its subsidiaries;

(iii)

is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(iv)

is not subject, either by the terms of such Acquisition Proposal or by virtue of any applicable Law, rule or regulation of any stock exchange to any requirement that the approval of the shareholders of the Person making the Acquisition Proposal be obtained;

(v)	if it relates to the acquisition of outstanding Target Shares, is made available to all Target Shareholders on the same terms and conditions;

(vi)	is not subject to a due diligence condition;

(vii)

is not subject to any financing condition and in respect of which the Target Board has concluded, in good faith and after receiving the advice of its outside legal and financial advisors, there is a reasonable likelihood that any required financing has been obtained or will be obtained without undue delays; and

(viii)	in respect of which the Target Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that

	(A)	failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and

(B)

having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Acquiror pursuant to Section 7.3(b);

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.3(a);

“Target Board” means the board of directors of Target as the same is constituted from time to time;

“Target Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Shareholders in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

“Target Disclosure Letter” means the disclosure letter executed by Target and delivered to Acquiror on the date hereof in connection with the execution of this Agreement;

“Target Exploration Properties” means all of the right, title and interest of Target and/or its subsidiaries in the mineral properties set out in Schedule G;

“Target Financial Statements” has the meaning ascribed thereto in Section 3.1(i);

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Target Mining Properties” means all mining claims (whether patented or unpatented), concessions, leases, licences, permits, surface rights, access rights and other rights and interests to explore for, exploit, develop, mine or produce minerals which Target, any of its subsidiaries owns, has an interest in, or has a right or option to acquire or use other than those that relate exclusively to the Target Exploration Properties, together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties in Target’s possession or control relating to such Target Mining Properties;

“Target Optionholders” means the holders of Target Options;

“Target Options” means the outstanding options to purchase Target Shares granted under or otherwise subject to the Target Stock Option Plans, as set forth in the Target Disclosure Letter;

“Target Public Disclosure Record” means all documents and information filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof which are publicly available as of the date hereof;

“Target Shareholder Approval” has the meaning ascribed to such term in Section 2.1(a)(i)(B);

“Target Shareholders” means the holders of Target Shares;

“Target Shares” means common shares in the capital of Target, as currently constituted;

“Target Stock Option Plans” means, collectively, (i) the Amended and Restated Stock Option Plan (2010) of Target dated March 25, 2010 and approved by the Target Shareholders on May 27, 2010, as amended, (ii) the acquisition stock option plan approved by the Target Board in August 2007 in connection with Target’s acquisition of NewWest Gold Corporation, and (iii) the stock option plan of Aurora Energy Resources Inc. assumed by the Target in connection with Target’s acquisition of Aurora Energy Resources Inc.;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Arbitrator” has the meaning ascribed thereto in Section 8.2(b)(iv);

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits, taxes (including Canadian and United States federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, United States, Canada, British Columbia, Ontario and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which such Person or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Expenses” has the meaning ascribed thereto in Section 9.3;

“Termination Fee” has the meaning ascribed thereto in Section 9.4(a);

“Termination Fee Event” has the meaning ascribed thereto in Section 9.4(a);

“Third Party” has the meaning ascribed thereto in Section 5.8(a);

“Transferred Subsidiary” means any entity that, directly or indirectly, owns Spinco Assets and/or Target Exploration Properties and/or is liable for the Spinco Liabilities, including, without limitation, Spinco and each of its subsidiaries;

“TSX” means the Toronto Stock Exchange;

“Unindemnified Tax Claim” has the meaning ascribed thereto in Section 8.2(b)(i);

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“West Pequop Companies” means WP LLC and its wholly-owned subsidiary Pequop Exploration LLC;

“West Pequop Property” means the mining claims (whether patented or unpatented) and acres of leased private mineral lands commonly known as the “West Pequop property”, located in Elko County, Nevada, consisting of the mineral claims depicted on Schedule H; and

“WP LLC” means West Pequop LLC, the joint venture company established by Target and Agnico-Eagle Mines Limited to hold the property and assets of the West Pequop Property.

1.2             Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3             Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4             Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5             Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6             Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7             Knowledge

In this Agreement, references to “the knowledge of Target” means the actual collective knowledge, following due inquiry, of Mark O’Dea, Sean Tetzlaff, Troy Fierro and John Dorward, in their capacity as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Vice President, Business Development, respectively, of Target.

1.8             Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C - Key Regulatory Approvals

Schedule D - Key Third Party Consents

Schedule E - Form of Lock-Up Agreement

 Schedule F – Material Subsidiaries

Schedule G – Target Exploration Properties

Schedule H – West Pequop Property

Schedule I – Long Canyon Property

Schedule J – Northumberland Property

 Schedule K – Sandman Property

ARTICLE 2
THE ARRANGEMENT

2.1             Court Orders

(a)	Target shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to section 182 of the OBCA for the Interim Order and the Final Order as follows:

(i)

As soon as reasonably practicable following the date of execution of this Agreement, but in any event not later than February 28, 2011, Target shall prepare, file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

		(A)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(B)

that the requisite approval for the Arrangement Resolution shall be at least 66-2/3% of the votes cast on the Arrangement Resolution by Target Shareholders present in person or represented by proxy at the Target Meeting, together with the approval, if any, of Target Optionholders that Target determines, acting reasonably, is necessary, (the “Target Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of Target’s constating documents, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(D)

for the grant of the Dissent Rights to registered holders of Target Shares, which Dissent Rights shall provide for written objection to any Arrangement Resolution to be sent to Target by such Target Shareholders who wish to dissent at least two days before the Target Meeting or any date to which the Target Meeting may be postponed or adjourned;

(E)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)	that the Target Meeting may be adjourned or postponed from time to time by management of Target without the need for additional approval of the Court; and

(G)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any adjournment(s) or postponement(s) of the Target Meeting.

(b)

Target shall advise the Court that it is Acquiror’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act in respect of the distribution of Spinco Shares to the Former Target Shareholders and Target Optionholders pursuant to the Arrangement.

(c)

Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, Target shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.2             Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)

Target agrees to convene and conduct the Target Meeting for the purposes of considering the Arrangement Resolution in accordance with the Interim Order, Target’s constating documents and applicable Laws as soon as reasonably practicable and in any event on or before April 4, 2011 and to not adjourn or postpone the Target Meeting except as otherwise expressly permitted or required by this Agreement or as required by applicable Law (including for quorum purposes), provided, however, that if prior to the scheduled date of such meeting, Target receives an Acquisition Proposal within seven Business Days of the date scheduled for the Target Meeting, Target shall be permitted to postpone or adjourn that meeting for a period of up to 15 days in order to properly deal with such Acquisition Proposal and, if the Target Board ultimately determines it to be a Superior Proposal, to observe and satisfy Acquiror’s Response Period, all as contemplated in Article 7 and Article 9 hereof (and to postpone the Target Meeting to a day not more than five Business Days following the expiry of the Acquiror’s Response Period, if requested by Acquiror to do so); and provided further that, in exercising the right to postpone or adjourn set out in this Section 2.2(a), Target shall not be permitted to change the record date for the Target Meeting.

(b)

Target will use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and at the Acquiror’s cost, by using proxy solicitation services designated by Acquiror. Target shall instruct Target’s transfer agent and any such proxy solicitation agents to report to Acquiror and its designated Representatives concurrently with their reports to Target, and to advise Acquiror as Acquiror may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the Target Meeting, as to the aggregate tally of the proxies received by Target in respect of the Arrangement Resolution.

(c)

Target will promptly advise Acquiror of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(d)

Within five (5) days of execution of this Agreement and as soon as practical after the record date for the Target Meeting, Target will prepare or cause to be prepared by its transfer agent and provided to Acquiror a list of the holders of Target Shares and Target Options, and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from Target’s transfer agent.

2.3             Target Circular

(a)

Target shall prepare the Target Circular in compliance with the Interim Order and applicable Laws and file the Target Circular on a timely basis, and in any event on or before March 4, 2011, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required. Without limiting the generality of the foregoing, Target shall, in consultation with Acquiror, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof.

(b)

Target shall ensure that the Target Circular complies in all material respects with the Interim Order and applicable Laws, and, without limiting the generality of the foregoing, that the Target Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Acquiror and its affiliates) and shall provide Target Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Target Meeting. Subject to Sections 7.1 to 7.3, the Target Circular will include the unanimous recommendation of the Target Board that Target Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Target intends to vote all of such director’s Target Shares (including any Target Shares issued upon the exercise of any Target Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Lock-up Agreements.

(c)

Acquiror will furnish to Target all such information regarding Acquiror and its affiliates as may be reasonably required by Target in the preparation of the Target Circular and other documents related thereto. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular in order to make any information so furnished or any information concerning Acquiror and its affiliates not misleading in light of the circumstances in which it is disclosed. Acquiror shall also provide Target with any disclosure reasonably requested by Target to permit reliance upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the distribution of Spinco Shares by Target pursuant to the Arrangement in exchange for Target Shares pursuant to the transactions described herein, and Target shall include such disclosure in the form provided by the Acquiror in the Target Circular.

(d)

Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular, prior to the Target Circular being printed and mailed to Target Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating to Acquiror included in the Target Circular shall be in form and content satisfactory to Acquiror. Target shall provide Acquiror with a final copy of the Target Circular prior to mailing to the Target Shareholders.

(e)

Target and Acquiror shall each promptly notify each other if at any time before the Effective Date, it becomes aware (in the case of Target only with respect to Target and Spinco and in the case of Acquiror only with respect to Acquiror) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.4             Final Order

If (i) the Interim Order is obtained, and (ii) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within two Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182 of the OBCA.

2.5             Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with and assist Target in seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Acquiror in connection therewith. Target will provide legal counsel to Acquiror with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror’s obligations set forth in this Agreement.

2.6             Articles of Arrangement and Effective Date

The Articles of Arrangement shall, unless otherwise agreed to in writing by Acquiror and Target, be filed by Target not later than the fifth Business Day after the satisfaction or, where not prohibited by applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited by applicable Law, the waiver of those conditions as of the Effective Time by the applicable Party for whose benefit such conditions exist). Upon the Arrangement Resolution having been approved and adopted by the Target Shareholders at the Target Meeting, in accordance with the Interim Order and Target obtaining the Final Order and filing the Articles of Arrangement, the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

2.7             Payment of Consideration

Acquiror will, following receipt of the Final Order and prior to the Effective Time deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient cash to pay the aggregate Consideration to be paid to Former Target Shareholders (other than dissenting Target Shareholders) under the Arrangement, together with sufficient cash advanced to the Depositary in respect of a Canadian dollar denominated, demand, interest bearing loan to be made on or prior to the Effective Time from Acquiror Sub to Target in the amount by which (a) Target’s cash payment obligations (including source deductions) in connection with the Cash-Out Consideration (as defined in the Plan of Arrangement) to be paid to Target Optionholders under the Plan of Arrangement, plus the amount of the Subco Note (as defined in Schedule B to the Target Disclosure Letter) exceeds (b) the estimated cash in Target on the Effective Date after deducting transaction costs and reasonable working capital requirements.

2.8             Preparation of Filings

Acquiror and Target shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.9             Announcement and Shareholder Communications

Acquiror and Target shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Acquiror and Target in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Acquiror and Target agree to co-operate in the preparation of presentations, if any, to Target Shareholders regarding the Plan of Arrangement; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.10           Withholding Taxes

Acquiror, Acquiror Sub, Target, Spinco and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Target such amounts as Acquiror, Acquiror Sub, Target, Spinco or the Depositary may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TARGET

3.1             Representations and Warranties

Target hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Target Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement. Acquiror acknowledges and agrees that it is the operator of the Sandman Joint Venture and, accordingly, none of the representations and warranties made in this Section 3.1 shall apply to the Sandman Joint Venture except as specifically provided for.

(a)	Fairness Opinion and Directors’ Approvals. As of the date hereof:

(i)

RBC Capital Markets has delivered an oral opinion to the Target Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received under the Arrangement is fair from a financial point of view to the Target Shareholders; and

(ii)

the Target Board, after consultation with its financial and legal advisors, has determined that the Arrangement is in the best interests of Target and is fair to the Target Shareholders and accordingly has resolved unanimously to recommend to the Target Shareholders that they vote in favour of the Arrangement Resolution. The Target Board has unanimously approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Organization and Qualification. Target and each of its Material Subsidiaries and, to the knowledge of Target, each of the Joint Venture Companies is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of Target, each of its Material Subsidiaries and, to the extent in the possession of Target, the Joint Venture Companies has been provided directly to Acquiror. Target and each of its Material Subsidiaries and, to the knowledge of Target, each of the Joint Venture Companies, is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing or to have such permits would not have a Material Adverse Effect on Target.

(c)

Authority Relative to this Agreement. Target has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Target as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for obtaining Target Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, and providing the Director under the OBCA with articles of arrangement in prescribed form and any records, information or other documents required by him in connection with the Arrangement, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Circular and other matters relating thereto, the approval of the Target Board. This Agreement has been duly executed and delivered by Target, and constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violation. Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(i)

result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

		(A)	its or any Material Subsidiary’s or the Joint Venture Companies’ articles, charters or by-laws or other comparable organizational documents;

(B)

any material Permit or Material Contract to which Target, any of its Material Subsidiaries or any of the Joint Venture Companies is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its Material Subsidiaries or any of the Joint Venture Companies is bound; or

(C)

except for the Key Regulatory Approvals, any Laws, regulation, order, judgment or decree applicable to Target, its Material Subsidiaries, or the Joint Venture Companies, or any of their respective properties or assets provided that the representations and warranties given in paragraphs (B) and (C) above in respect of the Joint Venture Companies are given to the knowledge of Target; or

(ii)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract or material Permit to which Target, any of its Material Subsidiaries or any of the Joint Venture Companies is a party or in respect of any Target Exploration Property that is material to Spinco;

(iii)	give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

(iv)

result in the imposition of any Lien upon any of the property or assets of Target, or a Material Subsidiary of Target, or to the knowledge of Target, any of the Joint Venture Companies, or restrict, hinder, impair or limit the ability of Target or a Material Subsidiary of Target or, to the knowledge of Target, any of the Joint Venture Companies to conduct the business of Target or a Material Subsidiary of Target or any of the Joint Venture Companies as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; or

(v)

except as provided for in Section 5.6, result in any material payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Target or any of its Material Subsidiaries, or increase any benefit payable to such director, officer or employee by Target or any of its Material Subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Material Contracts of Target or any of its Material Subsidiaries or, to the knowledge of Target, the Joint Venture Companies in order for Target and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement (including the transfer of the Target Exploration Properties and Spinco Assets to Spinco and the assumption by Spinco of the Spinco Liabilities) and the Arrangement pursuant to the Plan of Arrangement.

(e)

Capitalization. The authorized share capital of Target consists of an unlimited number of Target Shares. As of the close of business on February 2, 2011, there are issued and outstanding 151,106,620 Target Shares. As of the close of business on February 2, 2011, an aggregate of up to 12,685,383 Target Shares are issuable upon the exercise of Target Options. Except for the Target Options and the Plan of Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or subsidiaries of Target.

Since the close of business on February 2, 2011, no Target Shares have been issued other than pursuant to the terms of Target Options outstanding at that time, and no Target Options have been issued. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Shares issuable upon the exercise of Target Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares and the Target Options) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Target Options, there are no securities of Target or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter and, further, no Target Option is exercisable for more than one Target Share. There are no outstanding contractual or other obligations of Target or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matters.

(f)

Ownership of Subsidiaries. Section 3.1(f) of the Target Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Target, each of which is wholly-owned except as otherwise noted on Section 3.1(f) of the Target Disclosure Letter. Except as disclosed in Section 3.1(f) of the Target Disclosure Letter, Target does not own any securities of any joint venture entity other than the Joint Venture Companies within the area of the Target Mining Properties. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target and, to the knowledge of Target, Joint Venture Companies are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Target are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target or, to the knowledge of Target, the Joint Venture Companies. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Target or, to the knowledge of Target, the Joint Venture Companies to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(g)

Reporting Status and Securities Laws Matters. Target is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada. Target and its subsidiaries and, to the knowledge of Target, each of the Joint Venture Companies, have been and are now in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non- compliance with any Securities Laws. The Target Shares are listed on, and Target is in compliance with the rules and policies of, the TSX and the NYSE Amex. Target is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, except as disclosed in the Target Disclosure Letter, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority (including, for purposes of this paragraph, any similar authority in the United States), the TSX or the NYSE Amex is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.

(h)

Public Filings. Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the TSX or the NYSE Amex. All such documents and information comprising the Target Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the TSX or the NYSE Amex. Target has not filed any confidential material change report with any Securities Authorities, the TSX or the NYSE Amex that at the date of this Agreement remains confidential.

(i)

Target Financial Statements. Target’s audited financial statements as at and for the fiscal years ended December 31, 2009 and 2008 (including the notes thereto) and related management’s discussion and analysis (“MD&A”) and Target’s consolidated financial statements as at and for the nine months ended September 30, 2010 (collectively, the “Target Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Target’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the consolidated financial condition, results of operations, changes in financial position of Target and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. Target’s audited financial statements for the fiscal year ended December 31, 2010 will be filed as required pursuant to National Instrument 51- 101 “Continuous Disclosure Obligations” on or before March 31, 2011. There has been no material change in Target’s accounting policies, except as described in the notes to the Target Financial Statements, since September 30, 2010.

(j)

Internal Controls and Financial Reporting. Target has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Target, including its subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer of Target on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (iii) has evaluated the effectiveness of Target’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of Target’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. Target has not failed to disclose any information regarding any event, circumstance or action taken or failed to be taken within the knowledge of Target as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on Target. To the knowledge of Target, prior to the date of this Agreement:

(i)

there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Target that could reasonably be expected to adversely affect Target’s ability to record, process, summarize and report financial information; and

(ii)

there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Target. Since January 1, 2008, Target has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of Target or any Target subsidiary regarding questionable accounting or auditing matters.

(k)

Books and Records. The financial books, records and accounts of Target and the Material Subsidiaries and, to the knowledge of Target, the Joint Venture Companies: (i) have been maintained in accordance with applicable Laws and GAAP on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Target and its Material Subsidiaries; and (iii) accurately and fairly reflect the basis for Target Financial Statements.

(l)

Minute Books. Except as disclosed in the Target Disclosure Letter, the corporate minute books of each of Target and the Material Subsidiaries (excluding the corporate minute books of AuEx Ventures Inc. and its subsidiaries relating to the period prior to November 2, 2010) and, to the knowledge of Target, the corporate minute books of AuEx Ventures Inc. and its subsidiaries relating to the period prior to November 2, 2010 and the Joint Venture Companies contain minutes of all meetings and resolutions of their respective boards of directors and committees of such boards of directors or managers, as applicable, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders or members, as applicable, held according to applicable Laws and are complete and accurate in all material respects.

(m)

No Undisclosed Liabilities. Except as disclosed in the Target Disclosure Letter, Target and its subsidiaries and, to the knowledge of Target, the Joint Venture Companies have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically disclosed in the Target Public Disclosure Record filed prior to the date of this Agreement, specifically identified in the Target Financial Statements, or incurred in the ordinary course of business since the date of the most recent financial statements of Target Financial Statements.

(n)

No Material Change. Since September 30, 2010, except as contemplated by this Agreement (including the internal reorganization implemented prior to and following the date of this Agreement to transfer all of the Target Exploration Properties and Spinco Assets to Spinco and relating to the assumption by Spinco of the Spinco Liabilities) or as disclosed in Section 3.1(n) of the Target Disclosure Letter:

	(i)	each of Target and each subsidiary of Target and, to the knowledge of Target, the Joint Venture Companies has conducted its business only in the ordinary and regular course of business;

	(ii)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of Target and its subsidiaries taken as a whole;

(iii)

the business and property of Target and its subsidiaries and, to the knowledge of Target, each of the Joint Venture Companies conform in all material respects to the description thereof contained in the Target Public Disclosure Record and there has not been any acquisition or sale by Target or any of its subsidiaries or, to the knowledge of Target, the Joint Venture Companies of any material property or assets;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Target or any of its subsidiaries or, to the knowledge of Target, the Joint Venture Companies of any debt for borrowed money, any creation or assumption by Target or any of its subsidiaries or, to the knowledge of Target, any of the Joint Venture Companies of any Lien or any making by Target or any of its subsidiaries or, to the knowledge of Target, any of the Joint Venture Companies of any loan, advance or capital contribution to or investment in any other Person;

(v)	there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares;

(vi)	Target has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Target Shares; and

(vii)

there has not been any material increase in or modification of the compensation payable to or to become payable by Target or any of its subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Target Options pursuant to the Target Stock Option Plans) made to, for or with any of such directors, officers, employees or consultants.

(o)

Litigation. Except as disclosed in Section 3.1(o) of the Target Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding or investigation that has been commenced or, to the knowledge of Target, is threatened affecting Target, its Material Subsidiaries or, to the knowledge of Target, the Joint Venture Companies or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, individually or in the aggregate, if determined adversely to Target, its Material Subsidiaries or the Joint Venture Companies, as the case may be, has or could reasonably be expected to result in liability to Target or such Material Subsidiary or the Joint Venture Companies in excess of $500,000. Neither Target, any of its Material Subsidiaries nor, to the knowledge of Target, the Joint Venture Companies nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

(p)	Taxes. Except as disclosed in Section 3.1(p) of the Target Disclosure Letter:

(i)

Target and each of its Material Subsidiaries has filed or caused or will cause to be filed on a timely basis all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are correct and complete in all material respects and have not been amended. Target and each of its Material Subsidiaries has timely paid all material Taxes that are due and payable by Target or its Material Subsidiaries, including all instalments on account of taxes for the current year that are due and payable by Target or its Material Subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. Reserves and provisions for Taxes accrued but not yet due and payable on or before the Effective Date as reflected in the Target Financial Statements are adequate as of the date of the Target Financial Statements and are in accordance with GAAP. Except for Permitted Encumbrances, there are no liens for Taxes upon any of the assets or properties of Target or any of its Material Subsidiaries.

(ii)

There is no material dispute or claim, including any audit, investigation or examination by any Governmental Entity, actual, pending or, to the knowledge of Target, threatened, concerning any Tax liability of Target or any of its Material Subsidiaries, no written notice of such an audit, investigation, examination, material dispute or claim has been received by Target or any of its Material Subsidiaries.

(iii)	Neither Target nor any of its Material Subsidiaries has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

	(A)	to file any Return (which has not since been filed) in respect of any Taxes for which any of Target or its Material Subsidiaries is or may be liable;

	(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which any of Target or its Material Subsidiaries is or may be liable;

	(C)	any of Target or its Material Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

	(D)	any Governmental Entity may assess or collect Taxes for which any of Target or its Material Subsidiaries is liable.

(iv)

For U.S. federal income tax purposes, neither Target nor any of its Material Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any:

	(A)	change in method of accounting for a taxable period ending on or prior to the Effective Date;

(B)	“closing agreement” as described in U.S. Tax Code section 7121 executed on or prior to the Effective Date;

(C)	intercompany transactions or excess loss account described in treasury regulations under U.S. Tax Code section 1502;

(D)	instalment sale or open transaction disposition made on or prior to the Effective Date; or

(E)	prepaid amount received on or prior to the Effective Date.

(v)

Target and each of its Material Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts it is required or permitted by applicable Law to so deduct or collect and remit.

(vi)

Neither Target nor any of its Material Subsidiaries has acquired property or services from, or disposed of property or provided services to, any Person with whom it does not deal at arm’s length for an amount that is other than the fair market value of such property or services.

(vii)

For all material transactions to which section 247 of the Tax Act is applicable between Target or any of its Material Subsidiaries resident in Canada and any Person who is not resident in Canada for purposes of the Tax Act with whom Target or any such Material Subsidiary was not dealing at arm’s length for purposes of the Tax Act, Target or such Material Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(viii)

No claim has ever been made by any Governmental Entity in a jurisdiction where Target or any of its subsidiaries do not file Returns that Target or any of its subsidiaries is or may be subject to Taxes or is required to file Returns in that jurisdiction.

(ix)

There are no rulings or closing agreements relating to Target nor any of its subsidiaries which could affect Target’s or any subsidiary’s liability for Taxes for any taxable period after the Effective Date. Neither Target nor any subsidiary has requested a private letter ruling from the US Internal Revenue Service or comparable rulings from other taxing authorities.

(x)

Neither Target nor any of its subsidiaries has any contractual liability for Taxes of any Person other than Target and its subsidiaries under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or otherwise.

(xi)

Neither Target nor any of its subsidiaries has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation section 1.6011 -4(b)(2) or in any other “reportable transaction” within the meaning of U.S. Treasury Regulation section 1.6011 -4(b)(1).

(xii)

During the last three years, neither Target nor any of its Material Subsidiaries has been a party to any transaction (other than a transaction described in section 355(e)(2)(C) of the U.S. Tax Code) treated by the parties thereto as one to which section 355 of the U.S. Tax Code (or any similar provision of state, local, or foreign Law) applied.

(xiii)

There are no Tax credits, grants or similar amounts that are or will be subject to “clawback” or recapture as a result of the transactions contemplated by this Agreement or an act (or failure to act) by Target or any of its Material Subsidiaries to satisfy any requirement on which the credit, grant or similar amount is or was conditioned.

(xiv)

None of the assets of Target or its Material Subsidiaries is “tax-exempt use property” within the meaning of section 168(h) of the U.S. Tax Code and none of the property of Target or any of its Material Subsidiaries is properly treated as owned by persons other than Target or its Material Subsidiaries for tax purposes.

(xv)

As a direct or indirect result of the transactions contemplated by this Agreement and the Plan of Arrangement, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, either (i) will be an “excess parachute payment” to a “disqualified individual” as those terms are defined in section 280G of the U.S. Tax Code and the U.S. Treasury Regulations thereunder, or (ii) will be (or under section 280G of the U.S. Tax Code and the U.S. Treasury Regulations thereunder be presumed to be) a “parachute payment” to a “disqualified individual” as those terms are defined in such provisions of the U.S. Tax Code and regulations, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

(xvi)	Neither Target nor any of its Material Subsidiaries has made or is obligated to make any payment that would not be deductible pursuant to section 162(m) of the U.S. Tax Code.

(xvii)

Each arrangement or plan relating to any employee or service provider of Target or any of its Material Subsidiaries that is subject to section 409A of the U.S. Tax Code has been operated in good faith compliance, in all material respects, with section 409A of the U.S. Tax Code.

(xviii)

For all taxable periods (and portions thereof) (i) none of the Material Subsidiaries has a “dual consolidated loss” within the meaning of section 1503(d)(2) of the U.S. Tax Code and applicable U.S. Treasury Regulations that is subject to disallowance pursuant to section 1503(d) of the U.S. Tax Code, (ii) each of the Material Subsidiaries has been and continues to be in compliance with all applicable U.S. Treasury Regulations that are required to be satisfied in order to prevent any “dual consolidated loss” from being disallowed pursuant to section 1503(d) of the U.S. Tax Code and applicable U.S. Treasury Regulations, and (iii) there has been no event or other occurrence that would require the recapture of any “dual consolidated loss” pursuant to section 1503(d) of the U.S. Tax Code and applicable U.S. Treasury Regulations. Neither Target nor any of its subsidiaries has made any election under Section 897(i) of the U.S. Tax Code to be treated as a domestic corporation.

(xix)

None of Target or any of its subsidiaries has taken a reporting position on a Return, which reporting position (i) if not sustained would be reasonably likely to give rise to a penalty for substantial understatement of U.S. federal Income Tax under section 6662 of the U.S. Tax Code (or any similar provision of state, provincial, local or foreign Tax Law), and (ii) has not adequately been disclosed on such Return in accordance with section 6662(d)(2)(B) of the U.S. Tax Code (or any similar provision of state, provincial, local or foreign Tax law).

(xx)	For the purposes of the Tax Act, the paid-up capital for the Target Shares is at least equal to $80 million.

(q)

Title to Joint Venture Companies. Target holds, directly or indirectly, a 49% interest in WP LLC, which interest is held free and clear of all Liens. WP LLC, together with its wholly-owned subsidiary, Pequop Exploration LLC, collectively own 100% of the mining claims and acres of private mineral lands commonly known as the “West Pequop Property”, which interests are, in each case, held free and clear of all Liens other than Permitted Encumbrances.

(r)

Property. Other than in respect of the Sandman Joint Venture for which no representation or warranty is made (with the exception of (i), (iii), (viii), (ix), (x) and (xiii) below for which such representations and warranties include representations and warranties with respect to the Sandman Joint Venture and Sandman Property) or as disclosed in Section 3.1(r) of the Target Disclosure Letter:

(i)

Target, its Material Subsidiaries and the Joint Venture Companies are the legal and/or beneficial owners of all right, title and interest in the Target Mining Properties, free and clear of any title defects, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and none of Target, its Material Subsidiaries or, to the knowledge of Target, the Joint Venture Companies is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged.

(ii)

The Target Mining Properties are the only mining concessions, unpatented claims, leases, licenses, permits or other rights that are required to conduct the activities of Target, its Material Subsidiaries or the Joint Venture Companies as currently conducted on the properties subject thereto.

(iii)

The interests of Target, its Material Subsidiaries and the Joint Venture Companies in the Target Mining Properties are held free and clear of all Liens other than Permitted Encumbrances. Section 3.1(r) of the Target Disclosure Letter sets out an up to date, true description in all material respects of the interests of Target, its Material Subsidiaries and the Joint Venture Companies in each of the Target Mining Properties. True and complete copies of any agreement or document pursuant to which Target, any of its Material Subsidiaries or, to the knowledge of Target, the Joint Venture Companies holds its interest in such Target Mining Properties have been provided to Acquiror.

(iv)

Applying customary standards in the mining industry, each of the Target Mining Properties has been properly recorded, and, to the knowledge of Target, located, in compliance with applicable Laws and comprises a valid and subsisting mineral claim, provided that the foregoing representation as it relates to the Joint Venture Companies is qualified by the knowledge of Target;

(v)

Each Target Mining Property is in good standing with the applicable Governmental Entities, except to the extent that not being in good standing would not, individually or in the aggregate, be materially adverse to such Target Mining Property, provided that the foregoing representation as it relates to the Joint Venture Companies is qualified by the knowledge of Target;

(vi)

Any and all Taxes and other payments required to be paid by the date hereof in respect of the Target Mining Properties and all rental payments required to be paid by the date hereof in respect of the Target Mining Properties have been paid;

(vii)

Any and all filings required to be filed by the date hereof in respect of the Target Mining Properties have been filed, provided that the foregoing representation and warranty as it relates to the Joint Venture Companies is qualified by the knowledge of Target;

(viii)

Target, its Material Subsidiaries or the Joint Venture Companies have the exclusive right to deal with (A) the Target Mining Properties that are wholly-owned, and (B) their interests in the Target Mining Properties that are not wholly-owned;

(ix)

There are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions in respect of the Target Mining Properties, subject to the Sandman Joint Venture where the foregoing representation is restricted to Target’s interest in the Sandman Property;

(x)

Neither Target, any of its Material Subsidiaries nor, to the knowledge of Target, the Joint Venture Companies has received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Target’s, any of its Material Subsidiaries’ or the Joint Venture Companies’ interests in the Target Mining Properties;

(xi)

Target or one of its subsidiaries has the right, title, ownership and right to use all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties that is in the possession of Target or its subsidiaries or that Target has the right to obtain; and

(xii)

All work and activities carried out on the Target Mining Properties by Target or any of its Material Subsidiaries or, to the knowledge of Target, by the Joint Venture Companies or any other Person appointed by Target, any of its Material Subsidiaries or the Joint Venture Companies have been carried out in all material respects in compliance with all applicable Laws, and neither Target, any of the Material Subsidiaries, nor, to the knowledge of Target, any of the Joint Venture Companies or any other Person, has received any notice of any material breach of any such applicable Laws.

(xiii)	To the knowledge of Target, there is no material information that Target has not disclosed to Acquiror relating to the Target Mining Properties.

(xiv)

Target’s right, title and interest in and to the Target Mining Properties is not subject to any adverse claims (including claims of aboriginal or indigenous title) and neither Target nor, to the knowledge of Target, any of the Joint Venture Companies, has received any notice of such actual or potential claims.

(s)	Personal Property. Except in respect of the Spinco Assets for which no representation or warranty is made:

(i)

Target and its subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of Target’s business as currently conducted, free and clear of any Liens other than Permitted Encumbrances; and

(ii)

the tangible personal property of Target and its subsidiaries is in good condition, repair and (where applicable) proper working order, having regard to its use and age and such assets have been properly maintained.

(t)

Mineral Resources. Except in respect of the Sandman Property for which no representation or warranty is made, the most recent estimated, measured, indicated and inferred mineral resources of Target disclosed in the Target Public Disclosure Record have been prepared and disclosed in accordance with prudent mining practices and in accordance with the requirements prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the companion policy thereto. Target has no information that would lead it to believe that the mineral resources as disclosed in the Target Public Disclosure Record are inaccurate in any material respect or that there are any outstanding unresolved comments of any Securities Authority in respect of the technical disclosure made in the Target Public Disclosure Record. To the knowledge of Target, there has been no material reduction in the aggregate amount of estimated mineral resources of Target and its Material Subsidiaries, from the amounts disclosed publicly by Target in the MD&A for the nine month period ended September 30, 2010.

(u)	Material Contracts. With respect to the Material Contracts of Target:

(i)

Section 3.1(u) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target or any of its Material Subsidiaries is a party and that are currently in force and Target has made available to Acquiror for inspection true and complete copies of all such Material Contracts.

(ii)

Except as disclosed in Section 3.1(u) of the Target Disclosure Letter, all of the Material Contracts of Target and each of its Material Subsidiaries are in full force and effect, and Target or its Material Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target and each of its Material Subsidiaries have not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of Target or any of its Material Subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)

All of the Material Contracts of Target and each of its Material Subsidiaries are valid and binding obligations of Target or its Material Subsidiaries as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)

As at the date hereof, neither Target nor any of its Material Subsidiaries has received written notice that any party to a Material Contract of Target or any of its Material Subsidiaries intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened.

(v)

Neither Target nor any of its Material Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its Material Subsidiaries.

(v)	Permits. Other than in respect of the Sandman Property for which no representation and warranty is made, and to the knowledge of Target in respect of the Joint Venture Companies:

(i)

Target, each of its Material Subsidiaries and the Joint Venture Companies have each obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted; and

(ii)

there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in material compliance with such material Permits as are necessary to conduct the business of Target, each of its Material Subsidiaries and each of the Joint Venture Companies as it is currently being conducted as set forth in the Target Public Disclosure Documents.

(w)

Environmental Matters. Other than in respect of the Sandman Property for which no representation and warranty is made, and to the knowledge of Target in respect of the Joint Venture Companies, with respect to the Target Mining Properties:

(i)

Target and its Material Subsidiaries and, to the knowledge of Target, the Joint Venture Companies have, in all material respects, carried on their respective businesses and operations in compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)

neither Target nor any of its Material Subsidiaries nor any of the Joint Venture Companies has received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)

each of Target and its Material Subsidiaries and, to the knowledge of Target, the Joint Venture Companies (A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)

is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

(x)

Compliance with Laws. Target and each of its Material Subsidiaries and, to the knowledge of Target, each of the Joint Venture Companies, have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Target and have not received any written notices or other correspondence from any Governmental Entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target, its Material Subsidiaries or the Joint Venture Companies to operate their respective businesses in a manner which would have a Material Adverse Effect on Target.

(y)	Employment Matters.

(i)

Section 3.1(y) of the Target Disclosure Letter sets forth a complete list of all employees and consultants of Target and its Material Subsidiaries, together with their titles, salaries and bonus (whether monetary or otherwise), and a list of the directors and the terms of their compensation. No such employee is on long-term disability leave, extended absence or workers’ compensation leave.

	(ii)	Except as disclosed in Section 3.1(y) of the Target Disclosure Letter, neither Target nor any of its subsidiaries:

(A)

is a party to any written or oral agreement, arrangement, plan, obligation, policy or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director, officer or employee of Target or its subsidiaries (“Change of Control Payments”);

(B)

is a party to any collective bargaining agreement nor, to the knowledge of Target, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of Target, pending or threatened strikes or lockouts at Target or any of its subsidiaries; and

(C)

is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Target, threatened, or any litigation, actual or, to the knowledge of Target, threatened, relating to its employees or independent contractors (including any termination of such individuals).

(iii)

Target and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Laws with respect to employment and labour and there are no current, or, to the knowledge of Target, pending or threatened proceedings before any Governmental Entity with respect to any of the areas listed herein.

(iv)

Other than the Target Stock Option Plans, true and complete copies of which have been provided to Acquiror, neither Target nor any of its subsidiaries has, or is subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(z)

Related Party Transactions. With the exception of any contracts related to Target Options, there are no Contracts or other transactions currently in place between Target or its Material Subsidiaries, on the one hand, and: (i) any officer or director of Target or its Material Subsidiaries; (ii) any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; and (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(aa)

Expropriation. No part of the property or assets of Target or its Material Subsidiaries or, to the knowledge of Target, of the Joint Venture Companies has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Target or any of its Material Subsidiaries or, to the knowledge of Target, of the Joint Venture Companies know of any intent or proposal to give such notice or commence any such proceedings.

(bb)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(cc)

Rights of Other Persons. Except in respect of Acquiror’s interest in the Sandman Joint Venture and as disclosed in Section 3.1(cc) of the Target Disclosure Letter, no Person has any right of first refusal or option to purchase or any other right of participation in any of the properties or assets owned by Target, its Material Subsidiaries or the Joint Venture Companies or any part thereof.

(dd)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or its Material Subsidiaries or, to the knowledge of Target, of the Joint Venture Companies that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Target.

(ee)

Brokers. Except as disclosed by Target to Acquiror, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(ee) to the Target Disclosure Letter.

(ff)

Insurance. As of the date hereof, Target and each of its Material Subsidiaries have such policies of insurance as are listed in Section 3.1(ff) of the Target Disclosure Letter. All insurance maintained by Target or its Material Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the mining industry.

(gg)

United States Investment Company Act. Target is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended, or the rules and regulations promulgated thereunder.

(hh)

Data Provided. To the knowledge of Target, the Confidential Information (as defined in the Confidentiality Agreement) provided by or on behalf of Target to Acquiror and its Representatives is true and accurate in all material respects.

(ii)

Certain Business Practices. To the knowledge of Target, none of Target, any of its subsidiaries or any director, officer, agent or employee of Target or any of its subsidiaries (in their capacities as such) has:

	(i)	used or agreed to use funds for contributions, gifts, entertainment or other purposes relating to political activity in violation of Law including the CFPOA or the FCPA; or

(ii)

made or agreed to make any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of Law, including the CFPOA or the FCPA.

(jj)	Investment Canada Act. Target is not, and does not undertake, a “Canadian business” within the meaning of the Investment Canada Act (Canada).

(kk)	United States Antitrust Matters.

	(i)	Excluding (i) assets that are exempt under U.S. 16 C.F.R. § 802.2(c) and/or § 802.50(a), and (ii) minority equity interests in other companies:

(a) the fair market value of the assets currently held by Target that will be held by Target at the time of the Acquiror’s acquisition of Target shares in connection with the transactions set forth in this Agreement (after the Spinco restructuring) does not exceed U.S. $66.0 million; and (b) the fair market value of the assets currently held by Target that will be held by Spinco at the time of Acquiror’s secondary acquisition of the Spinco Shares then owned by Target in connection with the transactions set forth in this Agreement (after the Spinco restructuring) does not exceed U.S. $66.0 million; and

(ii)

In the case of each company (other than Paladin Energy Ltd.) in which Target currently owns a minority equity interest and which minority equity interest will be owned by Target at the time of the Acquiror’s acquisition of Target Shares in connection with the transactions set forth in this Agreement (after the Spinco restructuring), the fair market value of such minority equity interest (excluding any options or warrants) in such company does not exceed U.S. $66.0 million.

3.2             Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Acquiror and its Representatives shall not mitigate, diminish or affect the representations and warranties of Target pursuant to this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1             Representations and Warranties

Acquiror hereby represents and warrants to and in favour of Target as follows, and acknowledges that Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Authority Relative to this Agreement. Acquiror has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)	Organization. Acquiror is a corporation duly incorporated, amalgamated, continued or created and validly existing under the Laws of its jurisdiction of incorporation, continuance or creation.

(c)

No Violations. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by the Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of (i) the articles of incorporation, by-laws or other constating documents of Acquiror, (ii) any Material Contract to which Acquiror is a party or to which Acquiror, or any of its properties or assets, may be subject or by which Acquiror is bound, or (iii) any Law, regulation, order, judgment or decree applicable to Acquiror or any of its properties or assets, except (A) for the Key Regulatory Approvals, and (B) in the case of (i), (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate materially adversely affect Acquiror’s ability to perform its obligations under this Agreement.

(d)

Not a “foreign person”. Acquiror is not a “foreign person” for the purposes of the United States Defense Production Act of 1950, including as amended by the Foreign Investment and National Security Act of 2007.

(e)

Sufficient Funds. Acquiror or Acquiror Sub will have at the Effective Time sufficient cash on hand to consummate the Arrangement and the other transactions contemplated by this Agreement, including for the payment of the aggregate Consideration and the funding of the cash portion of the Option Consideration (as defined in the Plan of Arrangement), if any.

(f)	Sandman Property. To the knowledge of Acquiror, there is no:

	(i)	material information, including drill data, in respect of the Sandman Joint Venture or the Sandman Property that Acquiror has not disclosed to Target; or

	(ii)	material change relating to the Sandman Property that Acquiror has not publicly disclosed.

For purposes of this Section 4.1(f), the reference to “the knowledge of Acquiror” means the actual collective knowledge, following due inquiry, of David Faley and Wayne S. Trudel, in their capacities as Vice President, Corporate Development and Mine Geology Manager, Nevada Exploration, respectively, of Acquiror.

4.2             Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Target and its Representatives shall not mitigate, diminish or affect the representations and warranties of Acquiror pursuant to this Agreement.

ARTICLE 5
COVENANTS OF TARGET AND ACQUIROR

5.1             Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or to the extent otherwise expressly authorized by this Agreement or Schedule B to the Target Disclosure Letter, required by applicable Laws or any Governmental Entities or consented to by Acquiror in writing (which consent shall not be unreasonably withheld or delayed), Target shall, and shall cause each of its subsidiaries to conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or to the extent otherwise expressly authorized by this Agreement (including for greater certainty the transfer of the Target Exploration Properties and Spinco Assets to Spinco and the assumption of the Spinco Liabilities by Spinco, provided that such transfers and assumptions are completed in accordance with Schedule B to the Target Disclosure Letter and in a manner acceptable to Acquiror, acting reasonably), Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed):

(a)

take any action except in the ordinary course of business of Target and its Material Subsidiaries nor provide any consent, waiver or approval to any of the Joint Venture Companies in respect of any action except in the ordinary course;

(b)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries nor provide any consent, waiver or approval to any of the Joint Venture Companies in respect of such actions; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than the issuance of Target Shares pursuant to the terms of the outstanding Target Options nor provide any consent, waiver or approval to any of the Joint Venture Companies in respect of such actions; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries nor provide any consent, waiver or approval to any of the Joint Venture Companies in respect of such actions, (v) amend the terms of any of its securities nor provide any consent, waiver or approval in respect of such amendments to the terms of any securities of the Joint Venture Companies; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its Material Subsidiaries nor provide any consent, waiver or approval to any of the Joint Venture Companies in respect of such actions; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (ix) enter into any agreement with respect to any of the foregoing;

(c)

(i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in whole or in part, any of its interest in the Sandman Joint Venture, any of the Joint Venture Companies or the Target Mining Properties; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person other than pursuant to a Contract in existence on the date hereof, a Spinco Permitted Contract or a Cash Call Payment; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances other than pursuant to a Contract in existence on the date hereof or a Spinco Permitted Contract; (iv) waive, release, grant or transfer any rights of material value; or (v) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(d)

except in the ordinary course of business or as otherwise disclosed in Section 5.1(d) of the Target Disclosure Letter (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations other than pursuant to a Cash Call Payment; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(e)

other than as is necessary to comply with applicable Laws or as expressly provided in Section 5.3 or Section 5.6 of this Agreement: (i) grant to any officer, employee, consultant or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of Target or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire (other than pursuant to a Spinco Permitted Contract), or terminate employment (except for just cause) of, any officer, employee, consultant or director of Target or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Target or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Target or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Target or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Target or any of its affiliates from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Target, any of its subsidiaries or the Joint Venture Companies;

(i)

(i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business provided that Spinco will be entitled to enter into any contract, agreement, commitment or understanding that is a Spinco Permitted Contract;

(j)

change any method of Tax accounting, make or change any material Tax election (other than as disclosed in Section 5.1(j) of the Target Disclosure Letter), file any amended Tax return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Permits;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Target to consummate the Arrangement or the other transactions contemplated by this Agreement;

(m)

take any action or enter into any transaction that would preclude the Canadian tax “bump” rules from applying upon an amalgamation or winding-up of Target or any of Target’s Canadian subsidiaries (or their successors by amalgamation), in calculating the tax cost of capital property distributed to Acquiror under paragraphs 88(1)(c) and (d) of the Tax Act;

(n)

take any action that would prevent Acquiror from making an election pursuant to Section 338(g) of the U.S. Tax Code and, if applicable, similar elections under any applicable state or local laws, with respect to Target and any Non-U.S. Subsidiary; or

(o)	agree, resolve or commit to do any of the foregoing.

Target shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5, none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Target shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2             Covenants of Target Relating to the Arrangement

Target shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Target or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including the execution and delivery of such documents as the other Party hereto may reasonably require. Without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)

provide to Acquiror, at least two Business Days prior to the Effective Date, a statement of all intercompany payables that will be owing by Spinco or any of its subsidiaries to Target or any of the Material Subsidiaries immediately prior to the Effective Time;

(b)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.5, use commercially reasonable efforts to cause to be delivered to Acquiror on the Effective Date resignations, effective on the Effective Date or at such other time and in the manner requested by Acquiror, of the directors and officers of Target or its subsidiaries designated in writing by Acquiror, with a nominee of Acquiror to be appointed to the Target Board immediately after each such resignation;

(c)

use commercially reasonable efforts to assist Acquiror in obtaining the Key Regulatory Approvals and use commercially reasonable efforts to obtain any other required approvals from Governmental Entities relating to Target or any of its subsidiaries which are typically applied for by a target company and, in doing so, keep Acquiror informed as to the status of the proceedings related to obtaining such approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror’s outside counsel on an “external counsel” basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;

(d)

use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents;

(e)

at the request of Acquiror, take all commercially reasonable steps to ensure that, on or prior to the Effective Date, the Target Exploration Properties and the Spinco Assets have been duly transferred to Spinco and Spinco has assumed all of the Spinco Liabilities in a manner satisfactory to the Acquiror, acting reasonably; provided that taking any such step does not itself result in, and would not reasonably be expected to result in, any Taxes being imposed on, or any adverse Tax on or being suffered by, the Target Optionholders or the Target Shareholders;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(g)	allow representatives of Acquiror (including legal and financial advisors) to attend the Target Meeting.

5.3             Target Options

(a)

Target shall deliver a written notice and election form to all holders of Target Options prior to the Effective Date advising such holders that the holders of Target Options may, notwithstanding any vesting or exercise provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Target Option Plans), elect to:

(i)

surrender Target Options to Target for cancellation pursuant to section 3(a)(ii)(A) of the Plan of Arrangement in exchange for payment of the Cash-Out Consideration (as defined in the Plan of Arrangement); or

(ii)	exercise Target Options in order to participate in the Arrangement as holders of Target Shares, with such exercise being conditional on the closing of the Arrangement.

(b)

Target and Acquiror acknowledge that on the Effective Date, all Target Options will be (i) surrendered by the holder thereof to Target and cancelled in exchange as contemplated in Section 5.3(a)(i), (ii) exercised as contemplated in Section 5.3(a)(ii), or (iii) terminated in accordance with section 3(a)(ii)(D) of the Plan of Arrangement.

(c)	Target and Acquiror agree that Target will make the election described in subsection 110(1.1) of the Tax Act in respect of all Target Options acquired by Target under the Plan of Arrangement.

5.4             Covenants of Acquiror Regarding the Performance of Obligations

Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of Acquiror’s subsidiaries under this Agreement which for greater certainty includes all obligations required to be performed by Acquiror or any of its subsidiaries under Schedule B to the Target Disclosure Letter, co-operate with Target in connection therewith, and shall use commercially reasonable efforts to do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement. Without limiting the generality of the foregoing, Acquiror shall and, where applicable shall cause its subsidiaries to:

(a)

apply for and use commercially reasonable efforts to obtain all the Key Regulatory Approvals (including payment of any filing fees) and use commercially reasonable efforts to obtain any other required approvals from Governmental Entities relating to Acquiror or any of its subsidiaries which are typically applied for by an acquiror and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Target with copies of all related applications and notifications in draft form (except that where such material is confidential, contains information relating to the valuation of the transactions herein, or is subject to privilege or immunity, it will in each case be provided (subject to applicable Laws) to Target’s outside counsel on an “external counsel” basis), in order for Target to provide its reasonable comments thereon; and

(b)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws and in compliance with Section 2.7, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein.

5.5             Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect or make promptly all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)

Target shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions as Acquiror may reasonably request (each, a “Pre-Acquisition Reorganization”) prior to or following the Effective Time, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Target need not effect a Pre-Acquisition Reorganization which in the opinion of Target, acting reasonably: (i) would require Target to obtain the prior approval of the shareholders of Target in respect of such Pre-Acquisition Reorganization other than at the Target Meeting; or (ii) would impede or delay the consummation of the Arrangement by more than 20 Business Days. Without limiting the foregoing and other than as set forth in clause (ii) above, Target shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Persons to effect each Pre-Acquisition Reorganization, and Target shall cooperate with Acquiror in structuring, planning and implementing any such Pre-Acquisition Reorganization. Target shall also cooperate with Acquiror to the extent reasonable in the preparation and filing of any request for an advance income tax ruling or private letter ruling. Acquiror shall provide written notice to Target of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. In addition:

(i)

Acquiror shall indemnify and save harmless Target and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre- Acquisition Reorganization or as a result of the reversal (where such reversal is determined by Target to be necessary, acting reasonably) of all or any of the Pre-Acquisition Reorganization steps in the event the Arrangement does not proceed (including actual out-of-pocket costs and expenses for filing fees and external counsel);

(ii)

unless the Parties otherwise agree, any Pre-Acquisition Reorganization to be effected prior to the Effective Time shall not become effective unless Acquiror shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a) as it relates to the Pre-Acquisition Reorganization) proceed to effect the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not require Target or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract;

(iv)

Target and its subsidiaries shall not be obligated to take any action that has a material likelihood of resulting in any material adverse Tax or other consequences to any securityholder of Target or to Spinco or any subsidiary of Spinco; and

(v)	such cooperation does not require the directors, officers or employees of Target to take any action in any capacity other than as a director, officer or employee, as applicable.

(d)

Acquiror acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization requested by Acquiror shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Target hereunder has been breached. Acquiror and Target shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty and without limiting the indemnity contained in Section 8.1, Target shall not be liable for any Taxes arising as a result of, or the failure of Acquiror to benefit from any anticipated tax efficiency as a result of, a Pre-Acquisition Reorganization.

(e)	For the avoidance of doubt, Target shall not be required pursuant to Section 8.1 to indemnify Acquiror for any Taxes which arise as a result of a Pre-Acquisition Reorganization.

5.6             Employment Arrangements

(a)	Acquiror acknowledges and agrees that immediately prior to the Effective Time:

(i) Target shall terminate the employment of the Designated Target Employees with such termination being conditional on the occurrence of the Effective Time;

(ii)

in connection with the termination referred to in Section 5.6(a)(i) above, Target shall make all payments in a lump sum (less applicable statutory deductions) in respect of the Change of Control Payments set out in Section 3.1(y) of the Target Disclosure Letter. Acquiror and Target acknowledge and agree that completion of the Arrangement will be treated as triggering the Change of Control Payments; and

(iii)

if the Effective Date occurs other than at the end of a regular pay period of the Target, Target shall pay to all Designated Target Employees all salary, bonus, vacation pay or other payments payable to them in the ordinary course of business in a manner consistent with past practice and their respective employment agreements, service contracts, and in accordance with applicable Laws or otherwise that have accrued in respect of that pay period and which remain unpaid on the day prior to the Effective Date.

(b)	Acquiror acknowledges and agrees that immediately prior to the Effective Time:

(i)

Target shall terminate the employment of any employees of Target and its subsidiaries that are not Designated Target Employees or Retained Employees with such termination being conditional on closing of the Arrangement and taking effect at the Effective Time; and

(ii)

in connection with the termination referred to in Section 5.6(b)(i) above, Target shall pay in a lump sum (less any applicable statutory deductions) a severance payment to each such employee in an amount that is equal to the greater of (A) one month’s salary for each year of service (pro rated to actual length of service), and (B) such employee’s entitlements under applicable Law (as determined by Fronteer’s counsel, acting reasonably and in consultation with Acquiror’s external counsel) or contract; and

(iii)

if the Effective Date occurs other than at the end of a regular pay period of the Target, Target shall pay to each employee referred to in Section 5.6(b)(i) all salary, bonus, vacation pay or other payments payable to them in the ordinary course of business in a manner consistent with past practice and, if applicable, their respective employment agreements, service contracts, and in accordance with applicable Laws or otherwise that have accrued in respect of that pay period and which remain unpaid on the day prior to the Effective Date.

(c)

The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, Acquiror shall be entitled to make an offer of employment to any employees of Target and its subsidiaries (including any employee that would, if such employee accepted Spinco’s offer of employment contemplated in Section 5.6(d), be a Spinco Employee) on such terms as Acquiror, in its sole discretion, determines are appropriate.

(d)

Spinco covenants and agrees that it shall make offers of employment to each of the Spinco Employees (other than the Designated Employees) on substantially the same or improved terms as currently enjoyed by such employees having regard to, among other things, title, responsibility, salary, benefits, bonus, vacation entitlement and location of employment.

If the Effective Date occurs, Section 5.6(d) shall survive the termination of this Agreement and be enforceable by the beneficiaries thereof.

5.7             Adjustment to Consideration regarding Distributions

If on or after the date hereof, Target declares, sets aside or pays any dividend or other distribution to the Target Shareholders of record as of a time prior to the Effective Time (except for the distribution of Spinco Shares pursuant to the Plan of Arrangement), the Board of Directors of Acquiror and the Target Board shall make such adjustments to the Consideration as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances. For greater certainty, if Target takes any of the actions referred to above, the aggregate consideration to be paid by Acquiror shall be decreased by an equivalent amount. Notwithstanding the foregoing, nothing in this Section 5.7 shall restrict the ability of Acquiror to terminate this Agreement pursuant to Section 9.2(c)(ii) in the event the condition precedent to the obligations of Acquiror set out in Section 6.2(b) shall not have been met.

5.8             Spinco Ownership

(a)

Acquiror covenants in favour of Spinco that, from and after the Effective Time until the second anniversary of the Effective Date, it and its affiliates will not, without the express advance written approval of the board of directors of Spinco, acquire or propose to acquire or otherwise obtain or propose to obtain a right to acquire or to control any securities of Spinco that would result in Acquiror and its affiliates having a Pro Rata Interest in excess of 19.9%; provided that this Section 5.8(a) shall cease to apply in the event that Spinco (a) publicly announces its intention to agree to a merger, amalgamation, arrangement or direct or indirect sale of all or substantially all of the assets of Spinco and its subsidiaries, taken as a whole, or any similar transaction, with or to a person other than Acquiror, its affiliates or any person acting jointly or in concert with Acquiror or its affiliates in respect of such transaction (a “Third Party”) which, if consummated in accordance with its terms, would result in Persons who immediately prior to the consummation of such transaction were shareholders of Spinco holding less than 50% of the voting securities of the resulting or transferee corporation or entity, or (b) enters into an agreement with a Third party pursuant to which Spinco agrees to support and recommend a take-over bid by such Third Party (or an affiliate or agent of such Third Party).

(b)

If immediately following the Effective Time the Acquiror and its affiliates hold or are entitled to receive Spinco Shares and Spinco Convertible Securities that would result in Acquiror and its affiliates having a Pro Rata Interest in excess of 19.9%, it will, or will cause its affiliate to:

(i)

within 90 days of the date the Spinco Shares begin trading on the TSX or TSX Venture Exchange, as applicable (the “Required Sale Date”), sell in an orderly fashion such number of Spinco Shares and/or Spinco Convertible Securities (the “Excess Securities”) as would, after giving effect to the sale of such Excess Securities, reduce Acquiror’s and its affiliates’ Pro Rata Interest to an amount that is not in excess of 19.9%, provided that prior to making any block sale trades, Acquiror shall provide notice to Spinco that it or its affiliate intends to make a block sale trade at a specified price and if within five (5) Business Days of receiving such notice, Spinco identifies a buyer that is willing to purchase all but not less than all of such block of Excess Securities at a price that is at least equal to such specified price, Acquiror shall, or shall cause its affiliate to, sell such Excess Securities to the buyer identified by Spinco within such five Business Day period or such later time frame as Acquiror and such buyer may agree; and

(ii)

if Acquiror and its affiliates have not sold the Excess Securities by the Required Sale Date, Acquiror shall be required to sell, or shall be required to cause its affiliate to sell such Excess Securities into the market or otherwise at the direction of Spinco at the lesser of the fair market value determined by the directors of Spinco under section 4(c) of the Plan of Arrangement and the current trading price of the Spinco Shares on the TSX or TSX Venture Exchange, as applicable.

If the Effective Time occurs, this Section 5.8 shall survive the termination of this Agreement.

5.9             Right to Participate

(a)

If at any time after the Effective Time and prior to the second anniversary of the Effective Time, Spinco proposes to issue or sell Spinco Shares or Spinco Convertible Securities (“Additional Spinco Securities”) other than (i) under any stock option plan of Spinco, (ii) on the exercise, exchange or conversion of Spinco Convertible Securities, or (iii) for property other than money, Acquiror shall have the right to subscribe for and purchase (directly or through an affiliate) Additional Spinco Securities, at the price at which such Additional Spinco Securities are offered for sale to other purchasers, up to the lesser of 19.9% of the Additional Spinco Securities and its Pro Rata Interest, in each case, prior to giving effect to the issuance or sale of such Additional Spinco Securities (the “Maximum Additional Securities”).

(b)

If Spinco intends to authorize and/or issue Spinco Shares or Spinco Convertible Securities that give rise to Acquiror’s rights pursuant to Section 5.9(a), Spinco shall provide notice to Acquiror (the “Rights Notice”) no less than five (5) Business Days before the date on which Spinco intends to issue Spinco Shares or Spinco Convertible Securities giving rise to Acquiror’s rights pursuant to Section 5.9(a).

(c)

The Rights Notice shall provide the same information to Acquiror regarding the particulars of the issuance or sale of the Additional Securities as is provided to other Persons proposing to participate in the subscription for Additional Spinco Securities. Acquiror shall give notice (an “Acceptance Notice”) to Spinco no later than 4:00 p.m. (Mountain time) on the fifth Business Day following the receipt of any Rights Notice setting out the number of Additional Securities, if any, up to the Maximum Additional Securities which Acquiror intends to subscribe for and purchase. Following receipt of an Acceptance Notice, Acquiror shall be entitled to participate in the subscription for Additional Securities in the same manner as other Persons subscribing for Additional Securities and shall be entitled to subscribe for the number of Additional Securities specified in the Acceptance Notice under such subscription.

(d)

Spinco hereby agrees that neither it nor any of its subsidiaries will adopt a shareholder rights plan or similar plan or take any other action that is inconsistent with Acquiror’s rights under this Section 5.9 to maintain a 19.9% interest in Spinco until the second anniversary of the Effective Time.

If the Effective Date occurs, this Section 5.9 shall survive the termination of this Agreement.

5.10           Target Guarantee

Target hereby unconditionally and irrevocably guarantees the due and punctual performance by Spinco of each and every covenant and obligation of Spinco arising under this Agreement and the Arrangement for the benefit of Acquiror and to be performed prior to the Effective Time. Target hereby agrees that Acquiror shall not have to proceed first against Spinco before exercising its rights under or in respect of this guarantee against Target.

ARTICLE 6
CONDITIONS

6.1             Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of Acquiror and Target:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders at the Target Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Acquiror, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(d)

Spinco Shares to be issued to the holders of Target Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	this Agreement shall not have been terminated pursuant to Article 10; and

(g)

the distribution of the Spinco Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102).

(h)

(i) Spinco shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in Spinco shall be legally and beneficially owned, directly or indirectly, by Target free and clear of all Liens, (ii) Target shall, directly or indirectly, hold a number of whole Spinco Shares such that, after giving effect to the distribution of Spinco Shares contemplated in Section 3(a)(iii) and 3(a)(iv)(B) of the Plan of Arrangement (assuming that no Target Shares are exchanged pursuant to Section 3(a)(i) of the Plan of Arrangement), Target would hold 19.9% of the outstanding Spinco Shares, and (iii) Spinco and its subsidiaries shall have the Spinco Cash Amount in cash on a consolidated basis.

6.2             Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror in whole or in part at any time):

(a)

all covenants of Target under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by Target in all material respects, and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Date, signed on behalf of Target by a senior executive officer of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

all representations and warranties of Target (i) set forth in Section 3.1(e) shall be true and correct in all respects as of the Effective Time as though made at and as of the Effective Time (except for those representations and warranties in Section 3.1(e) made as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) otherwise set forth in this Agreement shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except, in the case of clause (ii), where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Date, signed on behalf of Target by a senior executive officer of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Target, and Target shall have provided to Acquiror a certificate of a senior executive officer of Target certifying the same as at the Effective Time;

(d)

holders of no more than 10% of the Target Shares shall have exercised Dissent Rights (and not withdrawn such exercise) and Acquiror shall have received a certificate of a senior executive officer of Target confirming the same as at the Effective Time; and

(e)	the Key Third Party Consents shall have been obtained.

6.3             Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement are subject to the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Target and may be waived by Target in whole or in part at any time):

(a)

all covenants of Acquiror under this Agreement to be performed on or before the Effective Time shall have been duly performed by Acquiror in all material respects, and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior executive officer (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

all representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects as at the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially and adversely affect Acquiror’s ability to complete the Arrangement and the other transactions contemplated by this Agreement, and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior executive officer of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Time; and

(c)	Acquiror shall have fully satisfied its obligations under Section 2.7.

6.4             Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

6.5             Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 9.2(b)(iii) and Target may not exercise its right to terminate this Agreement pursuant to Section 9.2(b)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Target Meeting, such application and/or such filing shall be postponed until the expiry of such period.

ARTICLE 7
ADDITIONAL COVENANTS

7.1             Non-Solicitation

(a)

On and after the date hereof until the date upon which this Agreement is terminated, and except as otherwise expressly provided in this Section 7.1, Target shall not, directly or indirectly, or through any of its Representatives, and shall cause its subsidiaries and their Representatives not to:

(i)

solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals whatsoever which would constitute an Acquisition Proposal;

	(ii)	participate in any discussions or negotiations with any Person (other than Acquiror, any of its affiliates or its or their Representatives) regarding an Acquisition Proposal;

	(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

	(iv)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(v)

make a Change in Recommendation, unless (A) it does not relate to an Acquisition Proposal and (B) in the opinion of the Target Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Target Board is required to make a Change in Recommendation in order to comply with the fiduciary duties of such directors under applicable Law.

(b)

Except as otherwise provided in this Section 7.1, Target shall, and shall cause its subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than Acquiror and its Representatives) conducted heretofore by Target, its subsidiaries or its or their Representatives with respect to any potential Acquisition Proposal and, in connection therewith, Target will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding Target and its subsidiaries previously provided to any such Person or any other Person.

Target agrees that, except as permitted by Section 7.1(c), neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.1(c)) and Target undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof; provided, however, that the foregoing shall not prevent the Target Board from considering an Acquisition Proposal that is reasonably likely to be a Superior Proposal and accepting a Superior Proposal that might be made by any such third party if the remaining provisions of this Agreement have been complied with.

(c)

Notwithstanding Sections 7.1(a) and 7.1(b) and any other provision of this Agreement or of any other agreement between Acquiror and Target, if at any time following the date of this Agreement and prior to obtaining the Target Shareholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1(a) and provided that Target is in compliance with Sections 7.1(b) and 7.1(a)), the Target Board may (directly or through its advisors or Representatives):

(i)

if it believes, acting in good faith, that the Acquisition Proposal could reasonably be a Superior Proposal, contact the Person(s) making such Acquisition Proposal and its advisors solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions thereto and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to be, a Superior Proposal; and

(ii)

if, in the opinion of the Target Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), would be a Superior Proposal, then, and only in such case, Target may:

(A)	furnish information with respect to Target and its subsidiaries to the Person making such Acquisition Proposal for a period of not more than 21 days; and/or

(B)	participate in discussions or negotiations with, the Person making such Acquisition Proposal; and/or

(C)	waive any standstill provision or agreement that would otherwise prohibit such person from making an Acquisition Proposal,

provided that Target shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Target to such Person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Acquiror; (ii) without entering into a confidentiality and standstill agreement (if one has not already been entered into) which is customary in such situations and which is no less favourable to Target and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement; and (iii) without providing a copy of such confidentiality agreement to Acquiror.

7.2             Notification of Acquisition Proposals

(a)

Target shall promptly notify Acquiror, at first orally and then in writing within 24 hours of receipt of any proposal, inquiry, offer or request received by Target or its Representatives after the date hereof (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead to or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to Target or its subsidiaries, access to properties, books and records or a list of the Target Shareholders. Such notice shall indicate the identity of the Person making such proposal, inquiry or request, include a copy of the Acquisition Proposal and include a copy of any other documentation received by Target or its Representatives and such other details of the Acquisition Proposal known to Target as Acquiror may reasonably request. Target shall keep Acquiror promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all reasonable inquiries by Acquiror with respect thereto and shall provide copies of any written documents or correspondence provided to Target relating to such Acquisition Proposal.

(b)

Subject to Section 7.3(a), at any time following the date of this Agreement and prior to obtaining Target Shareholder Approval, if Target receives an Acquisition Proposal which the Target Board concludes in good faith constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 9.2 and Section 9.4, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.3             Responding to Acquisition Proposal and Superior Proposals

(a)

Notwithstanding Section 7.1 and subject to compliance with Target’s obligations in Section 7.1 and Section 7.2, Target may enter into a definitive agreement (a “Proposed Agreement”) with any third party providing for an Acquisition Proposal, if such Acquisition Proposal is a Superior Proposal; provided that Target may do so only after Target has provided Acquiror with written notice that the Target Board has determined that it has received a Superior Proposal (a “Superior Proposal Notice”), which identifies the party making the Superior Proposal, specifies the cash amount that the Target Board has ascribed to any non- cash consideration being offered in the Superior Proposal, and provides Acquiror with a copy of any Proposed Agreement, in each case not less than five Business Days (the “Response Period”) prior to the proposed execution of such Proposed Agreement by Target. For purposes of this Agreement, the Response Period shall expire at 5:00 p.m. (Mountain time) on the fifth Business Day following the day on which the Superior Proposal Notice and Proposed Agreement was provided to Acquiror.

(b)

During the Response Period, Target acknowledges and agrees that Acquiror shall have the right, but not the obligation, to offer to amend the terms of the Agreement and the Plan of Arrangement (including increasing or modifying the consideration to be received by the Former Target Shareholders) in order to provide for terms at least equivalent to those provided for in the Superior Proposal. If Acquiror does so, then the Target Board shall review any such proposal by Acquiror to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which Acquiror is responding would continue to be a Superior Proposal when assessed against the amended Agreement and Plan of Arrangement as proposed by Acquiror. If the Target Board determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause Target to enter into an amendment to this Agreement and the Plan of Arrangement reflecting the offer by Acquiror to amend the terms of the Agreement and Plan of Arrangement and will further agree not to enter into the applicable Proposed Agreement and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

(c)

If (i) Acquiror does not offer to amend the terms of the Agreement and Plan of Arrangement within the Response Period or (ii) the Target Board determines acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to Acquiror’s proposal to amend the Agreement and Plan of Arrangement, and therefore rejects Acquiror’s offer to amend the Plan of Arrangement and this Agreement, Target shall be entitled to terminate this Agreement pursuant to Section 9.2(d)(i) following the expiry of the Response Period and enter into the Proposed Agreement upon payment to Acquiror of the amount payable pursuant to Section 9.4.

(d)

Target acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of Section 7.3 to initiate an additional five Business Day Response Period.

(e)

Nothing in this Agreement shall prevent the Target Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Acquiror and its advisors shall be given a reasonable opportunity to review and comment on the content of any directors’ circular prior to its printing and Target shall consider for inclusion all reasonable comments made by Acquiror and its advisors.

7.4             Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and its Representatives (upon reasonable advance notice and, at the option of Target, with a Target representative present), such reasonable access during regular business hours as Acquiror may reasonably require at all reasonable times, without disruption to the conduct of Target business, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts of Target and its subsidiaries, and shall furnish Acquiror with all data and information (other than data and information relating solely to the Target Exploration Properties except as may be required to confirm (a) the proper designation of any assets and/or liabilities of Target and its subsidiaries as Spinco Assets and/or Spinco Liabilities, as applicable, and (b) that the Spinco Assets and Spinco Liabilities have been duly transferred to Spinco prior to the Effective Time) as Acquiror may reasonably request. Acquiror and Target acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.5             Insurance and Indemnification

(a)

Target shall be entitled to purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror, not to be unreasonably withheld, provided that the aggregate cost therefor does not exceed 200% of the annual premiums currently in effect. Acquiror shall cause Target to ensure that the articles and/or by-laws of Target and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Target’s or the applicable subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Target or any of its subsidiaries.

(b)

Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries to the extent that they are disclosed in Section 7.5(b) of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 7.5(b) of the Target Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)

The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8
ADDITIONAL SPINCO COVENANTS

8.1             Spinco Indemnity

From the Effective Time, Spinco hereby agrees to indemnify and save harmless Acquiror, Acquiror Sub, Target and its subsidiaries (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability; provided that Spinco shall have no liability hereunder in respect of any Claims unless an Indemnified Party shall have delivered an Indemnity Notice in respect of such Claim within six (6) years following the Effective Date, provided that Spinco shall have liability hereunder in respect of any Claims for Taxes provided that an Indemnified Party shall have delivered an Indemnity Notice in respect of such Claim prior to the date that is sixty (60) days following the expiration of the relevant statutes of limitation (including all periods of extension). If the Effective Date occurs, this Section 8.1 shall survive the termination of this Agreement.

8.2             Indemnified Claims

(a)

If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by Section 8.1 above (a “Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an “Indemnity Notice”) to Spinco specifying the particulars of such Claim within 20 days after it receives notification of the Claim. Spinco shall have the right to participate in any negotiations or proceedings with respect to any such Claim. An Indemnified Party shall not settle or compromise any such Claim without the prior written consent of Spinco, unless Spinco has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Claim. If Spinco does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of the Indemnified Party.

An Indemnified Party shall provide to Spinco all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. If Spinco fails after giving such notice, diligently and reasonably to defend such Claim throughout the period such Claim exists, its right to defend the Claim shall terminate and the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may compromise or settle such Claim without the consent of Spinco. If the Effective Date occurs, this Section 8.2 shall survive the termination of this Agreement.

(b)	Notwithstanding Section 8.2(a):

(i)

if a Claim described in Section 8.2(a) includes or would reasonably be expected to include both a Claim for Taxes that are Indemnified Liabilities (an “Indemnified Tax Claim”) and a Claim for Taxes that are not Indemnified Liabilities (an “Unindemnified Tax Claim”), the Indemnified Party shall use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim, and in the case of such separation Spinco shall have the rights provided in Section 8.2(a) in respect of the Indemnified Tax Claim only;

(ii)	if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

	(A)	the Indemnified Party shall have the right to assume the defence of both such Claims, including the right to settle either or both of such Claims;

	(B)	the Indemnified Party shall act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

(C)

the Indemnified Party shall afford Spinco the opportunity to participate in the defence of the Indemnified Tax Claim, provide Spinco with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep Spinco updated and informed, and consult with Spinco with respect to the defence of the Indemnified Tax Claim;

(iii)	the Indemnified Party shall provide Spinco with notice of the resolution of any Indemnified Tax Claim within 20 days of such resolution;

(iv)

without limiting in any respect the Indemnified Party’s right to settle any such Indemnified Claim in its absolute discretion, in the event that Spinco objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within 20 days of receiving the notice set out in (iii), a neutral nationally recognized accountant (the “Tax Arbitrator”) that is mutually reasonably satisfactory to the parties shall determine the amount, if any, by which:

(A)	the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

(B)	the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute;

(v)	if the Tax Arbitrator determines that the amount specified in 8.2(b)(iv)(A) does not exceed the amount specified in 8.2(b)(iv)(B), Spinco shall be liable for:

	(A)	pursuant to Section 8.1, the Indemnified Tax Claim based on the amount specified in Section 8.2(b)(iv)(A); and

	(B)	all costs and expenditures in respect of the arbitration, including the Indemnified Party’s reasonable costs;

(vi)	if the Tax Arbitrator determines that the amount specified in Section 8.2(b)(iv)(A) exceeds the amount specified in Section 8.2(b)(iv)(B)

	(A)	pursuant to section 8.1, Spinco shall be liable for the Indemnified Tax Claim based on the amount specified in Section 8.2(b)(iv)(B); and

	(B)	the Indemnified Party shall be liable for Spinco’s reasonable costs in respect of the arbitration.

(c)

For greater certainty, notwithstanding any other provision of this Agreement to the contrary, Acquiror shall be entitled to control in all respects any Tax proceedings relating to any consolidated, combined or unitary group that includes Acquiror or any of its subsidiaries, and the above provisions of this Section 8.2 shall not apply to any such Tax proceedings.

8.3             Target Mining Properties

(a)

Until the fifth anniversary of the Effective Date, none of Spinco or its subsidiaries will, without Acquiror’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within five (5) miles of the perimeter of, any of the Target Mining Properties comprising the Long Canyon Property, the Sandman Property and the Northumberland Property, and if Spinco or any of its subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such Spinco party will notify Acquiror immediately and Spinco (or its subsidiary if applicable) will hold such interest in trust for Acquiror and promptly convey such interest to Acquiror at no cost.

(b)

Until the first anniversary of the Effective Date, none of Spinco or its subsidiaries will, without Acquiror’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within two (2) miles of the perimeter of, any of the Target Mining Properties (other than the Long Canyon Property, the Sandman Property or the Northumberland Property), and if Spinco or any of its subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such Spinco party will notify Acquiror immediately and Spinco (or its subsidiary if applicable) will hold such interest in trust for Acquiror and promptly convey such interest to Acquiror at no cost.

(c)

Spinco covenants and agrees that it shall, and shall cause its subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties in the same way Spinco treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than Acquiror or Acquiror’s Representatives without Acquiror’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

	(i)	at the time of its disclosure is generally available in the public domain; or

(ii)

enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) Spinco, (B) any of its subsidiaries or (C) any of Spinco’s legal or financial advisors or consultants; or

	(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

If the Effective Date occurs, this Section 8.3 shall survive the termination of this Agreement.

8.4             Non-Solicitation of Employees

For a period of two years following the Effective Date:

(a)

Spinco agrees that it will not, and will cause its subsidiaries and its and its subsidiaries’ respective Representatives to not, solicit, hire or engage the services of any Retained Employee, or persuade or attempt to persuade any Retained Employee to terminate his or her employment with Acquiror or its subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Acquiror or its subsidiaries nor to hiring employees of Acquiror or its subsidiaries as a result of such general solicitation; and

(b)

Acquiror agrees that it will not, and will cause its subsidiaries and its and its subsidiaries’ respective Representatives to not, solicit, hire or engage the services of any Spinco Employee, or persuade or attempt to persuade any Spinco Employee to terminate his or her employment with Spinco or its subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Spinco or its subsidiaries nor to hiring employees of Spinco or its subsidiaries as a result of such general solicitation.

If the Effective Date occurs, this Section 8.4. shall survive the termination of this Agreement.

8.5             Knowledge Transfer

From the Effective Time until the first anniversary of the Effective Date, subject to compliance with applicable Law, (i) Spinco shall, and shall cause its subsidiaries and their respective employees to, provide to Acquiror and to the officers, employees, agents and representatives of Acquiror and its subsidiaries (upon reasonable advance notice and, at the option of Target, with a Target representative present) all information in their possession or under their control (including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies) concerning the Target Mining Properties as may reasonably be requested by or on behalf of Acquiror or its subsidiaries, and (ii) Spinco shall use its commercially reasonable efforts to cause the individuals and/or advisors listed in Schedule C to the Target Disclosure Letter to cooperate with Acquiror in responding to any similar information requests, provided that the reasonable cost of any such cooperation shall be borne by Acquiror. If the Effective Date occurs, this Section 8.5 shall survive the termination of this Agreement.

8.6             Filing Responsibility

Acquiror shall be entitled to prepare and file, or cause to be prepared and filed, all Returns of Target and its subsidiaries required to be filed following the Effective Date. Acquiror shall provide to Spinco any Returns described in this Section 8.4 that reflect Taxes that are Indemnified Liabilities for any taxable period (or any portion thereof) ending on or prior to the acquisition of control of Target pursuant to the Plan of Arrangement for Spinco’s review and comment at least 45 days prior to the due date for filing such Returns (including any applicable extensions). Spinco shall notify Acquiror within 15 days of receiving any such Returns of any comments in respect thereof, and Acquiror shall consider any such comments in good faith. If Acquiror disagrees with any comments or changes requested by Spinco, Acquiror shall inform Spinco of such disagreement and Acquiror and Spinco shall endeavour to resolve any such disagreement.

If Acquiror and Spinco are unable to resolve such disagreement within 10 days of Acquiror’s notification of disagreement to Spinco, the determination of whether to include the comments or changes requested by Spinco shall be made by a nationally recognized firm of independent certified public accountants mutually selected by Acquiror and Spinco. The determination by such firm of accountants under this Section 8.4 shall be final and binding on Acquiror and Spinco. Acquiror and Spinco shall each pay one-half (50%) of the fees and costs of such accounting firm. Spinco shall pay Acquiror or the applicable subsidiary of Acquiror the amount of any Taxes for which Spinco is responsible hereunder no later than two Business Days prior to the due date (including any applicable extensions) of the Return in respect of which such Taxes are due.

8.7             Section 338(g) Election

Acquiror shall be entitled to make an election pursuant to Section 338(g) of the U.S. Tax Code and, if applicable, similar elections under any applicable state or local law, with respect to Target and any Non-U.S. Subsidiaries. Nothing in this Article 8 or anywhere in this Agreement shall be construed to prohibit Acquiror from making any such election.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1             Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2             Termination

Subject to the last paragraph of this Section 9.2, this Agreement, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Target and Acquiror;

(b)	by either Target or Acquiror, if

(i)

the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Target or Acquiror from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Target Shareholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by Acquiror, if:

(i)

prior to obtaining the Target Shareholder Approval, the Target Board withdraws, amends or modifies, in a manner adverse to Acquiror, or fails to reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Target Meeting) after having been requested in writing by Acquiror to do so, including for greater certainty in the circumstances described in Section 7.1(a)(v) (a “Change in Recommendation”);

(ii)

any of the conditions set forth in Section 6.1 or Section 6.2 has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.2 or Section 6.3 not to be satisfied;

(iii)

subject to Section 6.5, Target breaches any representation or warranty of Target set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to cause the condition in Section 6.2(b) not to be satisfied or Target breaches any covenant (with the exception of the covenants contained in Sections 7.1, 7.2 and 7.3) or material obligation made in this Agreement, in each case, in any material respect; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

	(iv)	Target is in breach or in default of any of its obligations or covenants set forth in Sections 7.1, 7.2 and 7.3;

(v)

the Target Meeting has not occurred on or before May 6, 2011; provided that the right to terminate this Agreement pursuant to this Section 9.2(c)(v) shall not be available to Acquiror if the failure by Acquiror to fulfil any obligation hereunder is the cause of, or results in, the failure of the Target Meeting to occur on or before such date;

	(vi)	Target provides Acquiror with a Superior Proposal Notice; or

	(vii)	if there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Target and its subsidiaries, taken as a whole; or

(d)	by Target, if:

(i)

Target, subject to and after complying with the terms of this Agreement including Section 7.3, proposes to enter into a Proposed Agreement with respect to a Superior Proposal; provided that concurrently with such termination, Target pays the Termination Fee payable pursuant to Section 9.4;

(ii)

any of the conditions set forth in Section 6.1 or Section 6.3 has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1, Section 6.2 or Section 6.3 not to be satisfied; or

(iii)

subject to Section 6.5, Acquiror breaches any representation or warranty of Acquiror set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to cause the condition set forth in Section 6.3(b) not to be satisfied, or Acquiror breaches any covenant or material obligation in this Agreement, in each case, in any material respect; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section Section 6.1 or Section 6.2 not to be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph and Sections 9.3, 9.4, 10.4, 10.8 and 10.9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 9.2; provided further that neither the termination of this Agreement nor anything contained in this Section 9.2 shall relieve a Party from any liability arising prior to such termination.

9.3             Expenses

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses; provided that in the event this Agreement is terminated by Acquiror pursuant to Section 9.2(c)(iii) or Section 9.2(c)(v), by either Party pursuant to Section 9.2(b)(iii) or by Target pursuant to Section 9.2(d)(ii) (in circumstances where Acquiror would also be entitled to terminate this Agreement pursuant to Section 9.2(c)(iii), Section 9.2(c)(v) or Section 9.2(b)(iii)), Target shall promptly, but in no event later than two Business Days following the request by Acquiror accompanied by supporting invoices, pay the reasonable out-of-pocket costs and expenses actually incurred by Acquiror in connection with the negotiation (including, without limitation, the due diligence activities conducted by or for the benefit of Acquiror) of, and fulfillment of its obligations under, this Agreement, and the transactions contemplated hereby, subject to a maximum of $5,000,000 (the “Termination Expenses”) as reimbursement to Acquiror payable by wire transfer of same day funds. No Termination Expenses shall be payable if Target has paid a Termination Fee.

9.4             Termination Fee

(a)

Acquiror shall be entitled to a fee of $85,000,000 (the “Termination Fee”) upon the occurrence of any of the following events (each a “Termination Fee Event”) which shall be paid by Target within the time specified in respect of each such Termination Fee Event:

(i)

The Agreement is terminated by Acquiror pursuant to Section 9.2(c)(i), 9.2(c)(iv), or Section 9.2(c)(vi) in which case the termination fee shall be paid on the first Business Day following such termination;

	(ii)	The Agreement is terminated by Target pursuant to Section 9.2(d)(i), in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)

The Agreement is terminated by Acquiror pursuant to Section 9.2(c)(iii) or Section 9.2(c)(v), by either Party pursuant to Section 9.2(b)(i) or Section 9.2(b)(iii) or by Target pursuant to Section 9.2(d)(ii) (in circumstances where Acquiror would also be entitled to terminate this Agreement pursuant to Section 9.2(c)(iii), Section 9.2(c)(v) or Section 9.2(b)(iii)), but only if, in the case of this Section 9.4(a)(iii), prior to the earlier of the termination of this Agreement or the holding of the Target Meeting, an Acquisition Proposal shall have been made to Target, or the intention to make an Acquisition Proposal with respect to Target shall have been publicly announced by any Person (other than Acquiror or any of its affiliates) and within twelve months following the date of such termination:

		(A)	an Acquisition Proposal is consummated by Target; or

(B)

Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, an Acquisition Proposal and at any time thereafter (whether or not within twelve months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

in which case an amount equal to the Termination Fee less the Termination Expenses actually paid to Acquiror, if any, shall be payable within two Business Days following the closing of the applicable transaction referred to therein;

(b)	The Termination Fee shall be payable by Target to Acquiror by wire transfer in immediately available funds to an account specified by Acquiror.

(c)

Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages which Acquiror will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the indirect acquisition of Target by Acquiror, that such payments are not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Acquiror hereby acknowledges and agrees that, upon any termination of this Agreement under circumstances where Acquiror is entitled to the Termination Fee and such Termination Fee is paid in full to Acquiror, Acquiror shall be precluded from any other remedy against Target at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Target or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(d)

Nothing in this Section 9.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(e)

Nothing in this Section 9.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 10
GENERAL PROVISIONS

10.1           Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

10.2            Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.3            Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission (with transmission confirmation), or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)     if to Acquiror:

Newmont Mining Corporation
6363 South Fiddler’s Green Circle, Suite 800
Greenwood Village, CO 80111

Attention:           Stephen Gottesfeld, VP & General Counsel
Facsimile:           (303) 837-5837

with a copy (which shall not constitute notice) to:

Goodmans LLP
Suite 3400, 333 Bay Street
Toronto, Ontario, Canada M5H 2S7

Attention:           Jonathan Lampe
Facsimile:           (416) 979-1234

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:           David Katz
Facsimile:           (212) 403-2309

(b)	if to Target or Spinco:

Fronteer Gold Inc.
1055 West Hastings Street
Vancouver, BC V6E 2E9

Attention:           President & CEO
Facsimile:           (604) 632-4678

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, Suite 4400
100 King Street West
Toronto, Ontario M5X 1B1

Attention:           Kevin Thomson
Facsimile:           (416) 863-0870

10.4            Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.5            Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

10.6            Further Assurances

Each of the Parties intends that, from and after the Effective Time, Target and its Material Subsidiaries and the Joint Venture Companies will hold all of the Target Mining Properties and Spinco and its subsidiaries will hold all of the Target Exploration Properties and Spinco Assets and Spinco shall assume all of the Spinco Liabilities. In order to give effect to the foregoing intent, if following the Effective Time:

(a)	Spinco or Acquiror identifies any Target Mining Properties which are held by Spinco or its subsidiaries; or

(b)	Acquiror or Spinco identifies any Target Exploration Properties, Spinco Assets or Spinco Liabilities which are held or payable, as applicable, by Target or any of its subsidiaries,

the Party making such identification will promptly give written notice to the holder of such asset, property, Contract or liability and, as soon as practicable following receipt of such notice, the Party holding such asset, property or Contract will, or if held by a subsidiary of such Party, such Party will cause its subsidiary to transfer such asset, property or Contract to or to the direction of the appropriate Party. In the event that the Party making such identification identifies a Spinco Liability, Spinco shall assume such liability as soon as practicable following receipt of such notice by executing such documents or instruments as requested by Acquiror. If the Effective Date occurs, this Section 10.6 shall survive the termination of this Agreement.

10.7            Time of Essence

Time shall be of the essence in this Agreement.

10.8            Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the Schedules hereto and the Target Disclosure Letter, including the schedules thereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

10.9            Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10          Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Acquiror, Target and Spinco have caused this Agreement to be executed as of the date first written above.

NEWMONT MINING CORPORATION

Per:	(signed) Randy Engel
Name: Randy Engel
Title: Executive Vice-President, Strategic Development

FRONTEER GOLD INC.

Per:	(signed) Mark O'Dea
Name: Mark O'Dea
Title: President and Chief Executive Officer

PILOT GOLD INC.

Per:	(signed) Matthew Lennox-King
Name: Matthew Lennox-King
Title: President and Chief Executive Officer

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

(see attached)

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

1.	INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	"Acquiror" means Newmont Mining Corporation, a corporation existing under the laws of the State of Delaware;

(ii)	"Acquiror Sub" means an unlimited liability company formed pursuant to the laws of British Columbia as an indirect, wholly-owned subsidiary of Acquiror;

(iii)	"affiliate" has the meaning given to such term in the Arrangement Agreement;

(iv)	"Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, as may be amended, varied or supplemented from time to time in accordance with section10.1 of the Arrangement Agreement and the provisions hereof;

(v)

"Arrangement Agreement" means the Arrangement Agreement dated February 3, 2011 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

(vi)	"Arrangement Resolution" means the special resolution of Target Shareholders approving the Arrangement;

(vii)	"Business Day" means any day, other than a Saturday, Sunday or a statutory or civic holiday in Denver, Colorado, or Vancouver, British Columbia;

(viii)

"Cash-Out Consideration" in respect of a Target Option means the aggregate of (i) one Spinco Share and (ii) the amount by which $ 14.00 exceeds the aggregate of the strike price of the Target Option and any amounts required to be withheld from such payment under the Tax Act or other applicable statute; provided that if $ 14.00 is less than such aggregate amount, the Target Optionholder shall have paid the amount of such difference to Target prior to the Effective Time in order for such Target Option to be a Cashed-Out Option, and provided further that in respect of a Target Option that is exercisable for a fraction of a Target Share, references to $ 14.00 above, and the number of Spinco Shares, shall each be adjusted in proportion to the fraction of a Target Share into which such Target Option is exercisable; and provided further that if the aggregate number of Spinco Shares to which a Target Optionholder would otherwise be entitled would include a fractional Spinco Share, then the number of Spinco Shares that such Target Optionholder is entitled to receive will be rounded down to the next whole number and the Target Optionholder will not be entitled to any compensation in respect of such fractional Spinco Share;

(ix)	"Cashed-Out Option" means a Target Option which a Target Optionholder has elected in writing to surrender for payment of the Cash- Out Consideration;

(x)	"Court" means the Ontario Superior Court of Justice;

(xi)

"Class A Shares" means the Class A voting shares of Target which are to be created in accordance with this Plan of Arrangement and which shall be voting, redeemable and retractable at $ 14.00 per share and, if any Target Shares are transferred to Acquiror Sub pursuant to Section 3(a)(i) or Section 3(a)(iii) hereof, shall have a liquidation preference equal to $ 14.00 per share;

(xii)

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, receiving Letters of Transmittal and distributing certificates representing Spinco Shares in connection with the Arrangement;

(xiii)	"Dissenting Target Shareholder" means a registered Target Shareholder who has duly exercised a Dissent Right;

(xiv)	"Dissent Rights" shall have the meaning set out in Section 5(a) hereof;

(xv)	"Dissent Shares" means the Target Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

(xvi)

"Effective Date" means the date following the date upon which all of the conditions to completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the filings required under Section 182 of the OBCA have been filed with the registrar of companies;

(xvii)	"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as may be specified in writing by Acquiror Sub;

(xviii)

"Exercised Option" means a Target Option which a Target Optionholder has elected in writing prior to the Effective Date to exercise in accordance with the terms of the Plan and in respect of which the Target Optionholder has prior to the Effective Date paid to Target the aggregate of the strike price of such Target Option and the amount of all withholdings required to be made in connection with the exercise thereof, under the Tax Act or other applicable statute;

(xix)

"Final Order" means the final order of the Court pursuant to Section 182 of the OBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xx)	"Former Target Shareholder" means a Person who is a registered holder of Target Shares as shown on the share register of Target Shares immediately prior to the Effective Time;

(xxi)	"Governmental Entity" has the meaning given to such term in the Arrangement Agreement;

(xxii)	"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Target Meeting, as such order may be amended, supplement or varied by the Court;

(xxiii)	"Letter of Transmittal" means the letter of transmittal(s) to be delivered by Target to the Target Shareholders providing for the delivery of the Target Shares to the Depositary;

(xxiv)

"Lien" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance or adverse right or claim, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxv)	"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(xxvi)	"paid-up capital" has the meaning ascribed to such term for purposes of the Tax Act;

(xxvii)

"Person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(xxviii)	"Spinco" means Pilot Gold Inc., a corporation existing under the laws of Canada;

(xxix)

"Spinco Share Consideration" means the undertaking of Acquiror Sub to deliver one Spinco Share (subject to adjustment for the consolidation provided for in Section 3(a)(v) hereof) in part payment of the purchase price of a Target Share within 3 business days of the Effective Date;

(xxx)	"Spinco Shares" means the common shares of Spinco;

(xxxi)	"Target" means Fronteer Gold Inc., a corporation existing under the laws of Ontario;

(xxxii)

"Target Meeting" means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining approval by Target Shareholders of the Arrangement Resolution;

(xxxiii)	"Target Options" means the outstanding options to purchase Target Shares granted under or otherwise subject to the Target Stock Option Plans;

(xxxiv)	"Target Optionholders" means the holders of Target Options;

(xxxv)	"Target Shareholders" means the holders of Target Shares;

(xxxvi)	"Target Shares" means common shares in the capital of Target, as currently constituted;

(xxxvii)

"Target Stock Option Plans" means, collectively, (i) the Amended and Restated Stock Option Plan (2010) of Target dated March 25, 2010 and approved by the Target Shareholders on May 27, 2010, as amended, (ii) the acquisition stock option plan approved by the Target Board in August 2007 in connection with Target's acquisition of NewWest Gold Corporation, and (iii) the stock option plan of Aurora Energy Resources Inc. assumed by Target in connection with Target's acquisition of Aurora Energy Resources Inc.; and

(xxxviii)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

(b)

Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof', "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)

Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)

Number and Gender. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

(e)

Reference to Persons. A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

2.	EFFECT OF THE ARRANGEMENT

(a)	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

(b)

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court be binding upon Acquiror, Acquiror Sub, Target, Spinco, the Target Shareholders and the Target Optionholders.

3.	THE ARRANGEMENT

(a)	The Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (at five minute intervals) without any further act or formality:

(i)

Each Target Share held by a Dissenting Target Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquiror Sub and thereupon each Dissenting Target Shareholder shall have the rights set out in Section 5;

(ii)

Notwithstanding any vesting or exercise provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of a grant, applicable law or the terms of the Target Option Plans) each Target Option issued and outstanding at the Effective Time will, without any further action by or on behalf of any holder of such Target Option, be deemed to be fully vested and:

(A)

each Cashed-Out Option shall be, and shall be deemed to be, transferred to Target, free and clear of all Liens, and each such Target Option shall be cancelled in exchange for the payment by Target of the Cash-Out Consideration (subject to applicable withholding) to the holder thereof;

(B)	each Exercised Option shall be, and shall be deemed to be, exercised by the holder thereof and Target shall issue one Target Share to the holder thereof;

(C)

with respect to each Target Option, the holder thereof will cease to be the holder of such Target Option, will cease to have any rights as a holder in respect of such Target Option or under the Target Option Plans, such holder's name will be removed from the register of Target Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(D)	the Target Option Plans will be terminated and all outstanding Target Options shall be cancelled for no consideration;

(iii)

Each outstanding Target Share acquired on the exercise of a Target Option in the immediately preceding step (but, for greater certainty, not any other Target Share held by a person acquiring a Target Share in such step) will be transferred to, and acquired by Acquiror Sub, free and clear of all Liens, in exchange for (i) the sum of $ 14.00 in cash and (ii) the Spinco Share Consideration and, in respect to each Target Share:

(A)

each exercising Target Optionholder shall cease to be the holder of such Target Share so exchanged concurrently with the exchanges referred to in this Section 3(a)(iii) and such holder's name shall be removed from the central securities register of Target in respect of such share at such time; and

(B)

Acquiror Sub shall be deemed to be the holder of such Target Share (free and clear of any Lien) on the Effective Date and shall be entered in the central securities register of Target as the holder thereof;

(iv)	The authorized share capital of Target will be reorganized as follows:

(A)	a new class of shares consisting of an unlimited number of Class A Shares shall be created, and the articles of Target shall be deemed to be amended accordingly;

(B)

each Target Share not held by Acquiror Sub will be exchanged with Target (without any action on the part of the holder of the Target Share) for one Class A Share and one (1) Spinco Share, and such Target Shares shall thereupon be cancelled;

(C)

each Former Target Shareholder (other than Dissenting Target Shareholders with respect to Dissent Shares) shall cease to be the holder of such Target Shares so exchanged and such holder's name shall be removed from the central securities register of Target in respect of such shares at such time;

(D)

each Former Target Shareholder (other than Dissenting Target Shareholders with respect to Dissent Shares) shall be deemed to be the holder of the Class A Shares and Spinco Shares (in each case, free and clear of any Lien) exchanged for the Target Shares on the Effective Date and shall be entered in the central securities register of Target or Spinco, as the case may be, as the holder thereof; and

(E)

the amount added to the stated capital account of Target in respect of the Class A Shares will be an amount equal to the paid-up capital of the Target Shares exchanged in Section 3(a)(iv)(B), less the aggregate fair market value of the Spinco Shares distributed on such exchange;

(v)	The Spinco Shares shall be consolidated on a four for one basis;

(vi)	Each outstanding Class A Share will be transferred to, and acquired by Acquiror Sub, free and clear of all Liens, in exchange for the sum of $ 14.00 in cash and, in respect to each Class A Share:

(A)

each Former Target Shareholder shall cease to be the holder of such Class A Share so exchanged concurrently with the exchanges referred to in this Section 3(a)(vi) and such holder's name shall be removed from the central securities register of Target in respect of such share at such time; and

(B)

Acquiror Sub shall be deemed to be the holder of such Class A Share (free and clear of any Lien) on the Effective Date and shall be entered in the central securities register of Target as the holder thereof; and

(vii)	The number of directors of Target shall be set at two (2) and the incumbent directors of Target shall be deemed to have resigned and shall be replaced by Brian Iverson and Stephen Gottesfeld;

(b)

Value of Spinco Shares. As soon as practical after the Effective Time, the directors of Spinco, acting reasonably, will determine the fair market value of a Spinco Share as at the Effective Time, and thereafter the fair market value as so determined shall be used for the purpose of determining the stated capital of the outstanding Class A Shares as contemplated in Section 3(a)(iv)(E) above.

(c)

No fractional Spinco Shares. Following the Effective Time, if the aggregate number of Spinco Shares to which an Target Shareholder or Target Optionholder would otherwise be entitled would include a fractional share, then the number of Spinco Shares that such Target Shareholder or Target Optionholder is entitled to receive shall be rounded down to the next whole number and no Target Shareholder or Target Optionholder will be entitled to any compensation in respect of such fractional Spinco Share.

4.	DELIVERY OF SPINCO SHARES AND CASH CONSIDERATION

(a)	Entitlement to Spinco Certificates and Cash Consideration.

(i)

At or prior to the Effective Date, Acquiror Sub shall deposit with the Depositary in accordance with the Arrangement Agreement, cash in an amount sufficient to pay the aggregate cash consideration to which the Former Target Shareholder are entitled to receive in accordance with Section 3 hereof.

(ii)

Until such time as a Former Target Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Acquiror Sub reasonably requires, the cash payment to which such Target Shareholder is entitled shall, subject to Section 4(a)(iii), in each case be delivered or paid to the Depositary to be held in trust for such Former Target Shareholder for delivery to the Former Target Shareholder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Acquiror Sub reasonably requires.

(iii)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Target Shares other than certificates representing Dissent Shares, if applicable, a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Target Shareholder following the Effective Time, certificates representing the Spinco Shares and a cheque for the cash consideration to which such Former Target Shareholder is entitled to receive in accordance with Section 3 hereof.

(iv)

After the Effective Time and until surrender for cancellation as contemplated by Section 4(a)(iii) hereof, each certificate which immediately prior to the Effective Time represented one or more Target Shares shall be deemed at all times to represent only the right to receive in exchange therefor certificates representing the Spinco Shares and a cheque for any cash consideration to which the holder of such certificate is entitled to receive in accordance with Section 4(a)(iii) hereof.

(b)

Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more Target Shares which were exchanged for Spinco Shares and any cash consideration in accordance with Section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Spinco Shares and the cheque for the cash consideration which such Former Target Shareholder is entitled to receive in accordance with Section 3 hereof.

When authorizing such delivery of certificates representing the Spinco Shares and the cheque for the cash consideration which such Former Target Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Former Target Shareholder to whom certificates representing such Spinco Shares and the cheque for the cash consideration are to be delivered shall, as a condition precedent to the delivery of such Spinco Shares and cash consideration, give a bond satisfactory to Acquiror Sub, Spinco and the Depositary in such amount as Acquiror Sub, Spinco and the Depositary may direct, or otherwise indemnify Acquiror Sub, Spinco and the Depositary in a manner satisfactory to Acquiror Sub, Spinco and the Depositary, against any claim that may be made against Acquiror Sub, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Target.

(c)

Termination of Rights. Any certificate formerly representing Target Shares that is not deposited with all other documents as provided in this Section 4 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against Acquiror, Acquiror Sub, Target, Spinco or the Depositary or any of their successors and shall be deemed to have been donated, surrendered and forfeited to Acquiror Sub for no consideration.

(d)

Dividends or other Distributions. Subject to applicable Law and to Section 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Spinco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Spinco Shares.

(e)

Withholding Rights. Acquiror, Acquiror Sub, Target, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration otherwise payable to any person such amounts as Acquiror, Acquiror Sub, Target, Spinco and the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.	DISSENT RIGHTS

(a)

Each registered Target Shareholder may exercise rights of dissent ("Dissent Rights") with respect to the Target Shares held by it pursuant to and in the manner set forth in the Interim Order. Dissenting Target Shareholders who:

(i)

are ultimately entitled to be paid by Acquiror Sub fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of any Liens) to Acquiror Sub in accordance with Section 3(a)(i); and

(ii)

are ultimately not entitled, for any reason, to be paid by Acquiror Sub fair value for their Target Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement in respect of those Target Shares on the same basis as a non-dissenting Target Shareholder and shall be entitled to receive only the Spinco Shares and cash consideration that such non-dissenting Target Shareholders are entitled to receive, on the basis set forth in Section 3(a)(iv)(B) and 3(a)(vi) and, for greater certainty, will be considered to have exchanged such Target Shares for Class A Shares and Spinco Shares pursuant to, and at the same time as Target Shares were exchanged pursuant to Section 3(a)(iv)(B) and to have subsequently transferred such Class A Shares in exchange for cash pursuant to, and at the same time as Target Shares were transferred by Former Target Shareholders to Acquiror Sub pursuant to, Section 3(a)(vi).

(b)

In no event shall Acquiror Sub, Target or Spinco or any other person be required to recognize a Dissenting Target Shareholder as a registered or beneficial owner of Target Shares or any interest therein (other than the rights set out in this Section 5) at or after the Effective Time, and at the Effective Time the names of such Dissenting Target Shareholders shall be deleted from the central securities register of Target as at the Effective Time.

(c)

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Target Shares in respect of which a person has voted in favour of the Arrangement.

6.	AMENDMENT

(a)

Acquiror, Target and Spinco reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Target Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Target Shareholders and in any event communicated to them, and in either case in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Target and Acquiror, may be made at any time prior to or at the Target Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Target Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Target Meeting will be effective only if it is consented to by Target and Acquiror and, if required by the Court, by the Target Shareholders.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by Target and Acquiror without approval of the Target Shareholders provided that it concerns a matter which, in the reasonable opinion of Target and Acquiror is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Target Shareholders.

(e)

Notwithstanding the foregoing provisions of this Section6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

(see attached)

ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement ("Arrangement" ) under Section 182 of the Business Corporations Act (Ontario), all as more particularly described and set forth in the plan of arrangement (as attached as Appendix "•" may be modified or amended, the "Plan of Arrangement" ) to the management information circular of Fronteer Gold Inc. (the "Company" ) dated •, 2011 (the "Circular" ), and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2.	the Plan of Arrangement be and is hereby authorized, approved and adopted;

3.

the arrangement agreement dated February 3, 2011 between the Company and Newmont Mining Corporation, as may be amended from time to time (the "Arrangement Agreement" ), and all transactions contemplated therein, and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4.

notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.

any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action."

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

1.

To the extent Acquiror, acting reasonably, determines applicable, expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable to the purchase of Target Shares as contemplated in this Agreement. Acquiror may make such determination by written notice to Target within seven (7) Business Days of the date of this Agreement, or such later date as Target and Acquiror may agree, failing which Acquiror will be deemed not to have made such a determination, in which case only paragraph 2 below will be a Key Regulatory Approval.

2.

The issuance of an advance ruling certificate pursuant to section 102 of the Competition Act (Canada) in respect of the Arrangement (and such advance ruling certificate has not been rescinded prior to the Effective Time), or the expiration or termination of the waiting period under section 123 of the Competition Act (Canada) in accordance with the Competition Act (Canada) applicable to the Arrangement, or the obligation to give the requisite notice in respect of the Arrangement has been waived pursuant to paragraph 113(c) of the Competition Act (Canada). In the case of the expiration of the applicable waiting period under section 123 of the Competition Act (Canada) or the waiver of the merger notification obligations pursuant to paragraph 113(c) of the Competition Act (Canada), the Acquiror shall also have been advised in writing by the Commissioner of Competition that, in effect, such person does not have sufficient grounds at that time to apply to the Competition Tribunal under section 92 of the Competition Act (Canada) with respect to the transactions contemplated by the Arrangement and therefore the Commissioner of Competition, at that time, does not intend to make an application under section 92 of the Competition Act (Canada) in respect of the transactions contemplated by the Arrangement (a "no-action letter" ), and the form of and any terms and conditions attached to any such advice are acceptable to the Acquiror, acting reasonably, and such advice has not been rescinded prior to the Effective Time.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT

KEY THIRD PARTY CONSENTS

None.

SCHEDULE E
TO THE ARRANGEMENT AGREEMENT

FORM OF LOCK-UP AGREEMENT

(see attached)

LOCK-UP AGREEMENT

THIS AGREEMENT made the 3rd day of February, 2011.

BETWEEN:

______________________________
(insert name)

______________________________
(insert address)

______________________________
(hereinafter called the "Holder" ),

- and-

Newmont Mining Corporation
a company existing under the laws of the State of Delaware,

(hereinafter called the "Acquiror"),

WHEREAS the Holder is the owner of, or has the power to control or direct, the common shares (the "Subject Shares" ) of Fronteer Gold Inc. (the "Company" ) and the stock options (the "Subject Options" ) of the Company listed in Schedule A hereto;

AND WHEREAS Acquiror is concurrently herewith entering into an arrangement agreement (the "Arrangement Agreement" ) with the Company which provides for, among other things, Acquiror directly or indirectly acquiring all of the outstanding common shares (the "Shares") of the Company in a transaction (the "Transaction" ) pursuant to which the Company will distribute to the holders of Shares such number of Spinco Shares (as defined in the Arrangement Agreement) as results in all holders of Shares holding, in the aggregate, 80.1% of the Spinco Shares then outstanding (the "Spinco Distribution" ) and the holders of Shares will receive consideration of $ 14.00 in cash per Share (the "Consideration" );

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Holder, among other things, (i) to vote or cause to be voted the Subject Shares and, if applicable, the Subject Options in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS Acquiror is relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with Acquiror's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

ARTICLE 2
THE TRANSACTION

2.1

The Acquiror hereby covenants and irrevocably agrees that it shall not, without the prior written consent of the Holder: (a) impose additional conditions to completion of the Transaction; or (b) if the Holder holds Subject Shares, change the amount or form of Consideration (other than to increase the total consideration per Share or add additional consideration).

2.2

The Acquiror hereby covenants and irrevocably agrees with the Holder that from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date, that Acquiror shall use all commercially reasonable efforts to consummate the Transaction in accordance with the terms and conditions of the Arrangement Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE HOLDER

3.1	The Holder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date:

(a)

not, directly or indirectly, through any of its officers, directors, employees, representatives or agents (i) solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal, (ii) engage in any discussions or negotiations with any Person regarding any Acquisition Proposal, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal, (iv) provide any confidential information relating to the Company to any person or group in connection with any Acquisition Proposal, or (v) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing (subject, in all cases, to Section 5.1 of this Agreement);

(b)

immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Acquisition Proposal;

(c)

not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, Subject Options, or any right or interest therein, to any person or group or agree to do any of the foregoing; provided that, the Holder may exercise the Subject Options in exchange for Shares (which shall thereafter be Subject Shares) in accordance with their terms;

(d)

except for proxies or voting instructions to vote, or cause to be voted, securities granted in accordance with this Agreement, not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares or the Subject Options;

(e)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction; and

(f)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2

The Holder hereby covenants and irrevocably agrees from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article S and (ii) the date that is two years following the Effective Date, to not purchase or otherwise acquire, directly or indirectly, shares of the common stock of Newmont Mining Corporation, exchangeable shares of Newmont Mining Corporation of Canada Limited, debt of Newmont Mining Corporation or its affiliates, or any securities convertible or exchangeable into any such securities, or that derive their value, directly or indirectly, from any such securities.

3.3

If the Holder acquires any additional Shares or Target Options following the date hereof, the Holder acknowledges that such additional Target Shares and/or Target Options shall be deemed to be Subject Shares and Subject Options for purposes of this Agreement and the Holder shall abide by the terms of this Agreement in respect of such Shares and Target Options.

ARTICLE 4
AGREEMENT TO VOTE

4.1

If the Holder owns, or has the power to control or direct the voting of, Subject Shares, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)

the Holder shall vote or to cause to be voted the Subject Shares at the Target Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)

the Holder shall vote or cause to be voted the Subject Shares against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

(c)

if the Holder is the holder of record of the Subject Shares, no later than five Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to Acquiror concurrently, a duly executed irrevocable proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)

if the Holder is the beneficial owner of the Subject Shares, no later than 10 Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Shares (provided that if the Holder is a non-objecting beneficial owner, such voting instructions shall be delivered directly to the Company), with a copy to Acquiror concurrently, instructing that the Subject Shares be voted at the Target Meeting in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 4.1(c) shall name those individuals as may be designated by the Company in the Target Circular and shall not be revoked without the written consent of Acquiror.

For the avoidance of doubt, if the Holder is the beneficial owner but not the holder of record of the Subject Shares, the Holder will be deemed to satisfy its obligations under this Section 4.1 to vote or to cause to be voted the Subject Shares if he or she duly instructs that the Subject Shares be voted in the applicable manner.

4.2

If the Holder owns, or has the power to control or direct the voting of, Subject Options and the holders of Options are entitled to vote in respect of the Transaction or the applicable matter, the Holder hereby irrevocably and unconditionally covenants and agrees, from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)

the Holder shall vote or to cause to be voted the Subject Options at the Target Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)

the Holder shall vote or cause to be voted the Subject Options against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

(c)

if the Holder is the holder of record of the Subject Options no later than five Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to Acquiror concurrently, a duly executed proxy or proxies in respect of the Subject Options directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(d)	such proxy or proxies in Section 4.2(c) shall name those individuals as may be designated by the Company in the Target Circular and shall not be revoked without the written consent of Acquiror.

4.3

The Holder irrevocably and unconditionally covenants and agrees that the Holder will not exercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Transaction.

4.4

The Holder irrevocably and unconditionally consents to the details of this Agreement being set out in the Target Circular and this Agreement being made publicly available, including by filing on SEDAR.

ARTICLE 5
FIDUCIARY OBLIGATIONS

5.1

Notwithstanding any other provision of this Agreement, if the Holder is also a director and/or officer of the Company, Acquiror hereby agrees and acknowledges that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of the Company. If the Holder is also a director and/or officer of the Company, the Holder acknowledges that Article 7 of the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE HOLDER

6.1

The Holder represents, warrants and, where applicable, covenants to Acquiror as follows and acknowledges that Acquiror is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)

the Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming the due authorization, execution and delivery by Acquiror, constitutes a legal, valid and binding obligation, enforceable by Acquiror against the Holder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(b)

the Holder is either (i) the legal and beneficial owner of record, or (ii) the beneficial owner exercising control and direction over (but not the holder of record of), the Subject Shares and the Subject Options listed in Schedule A, in each case, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(c)	the Holder has the sole right to vote all the Subject Shares and the Subject Options;

(d)

no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Shares or the Subject Options or any interest therein or right thereto, including without limitation any right to vote, except Acquiror pursuant to this Agreement and the Company in respect of the Subject Options pursuant to their terms;

(e)

(i) the Subject Shares and the Subject Options are the only securities of the Company or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by the Holder and (ii) the Holder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Holder of additional securities of the Company other than the Subject Options; and

(f)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or its affiliates that would adversely affect in any manner the ability of the Holder to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

7.1

The Acquiror represents, warrants and, where applicable, covenants to the Holder as follows and acknowledges that the Holder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

	(a)	Acquiror is validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)

at the Effective Time, Acquiror Sub (as defined in the Plan of Arrangement) will be validly existing under the laws of British Columbia and will have the requisite corporate power and authority to perform its obligations under the Plan of Arrangement;

(c)

the execution and delivery of this Agreement by Acquiror and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery by the Holder, constitutes a legal, valid and binding obligation, enforceable by the Holder against Acquiror in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)	Acquiror Sub will have sufficient funds to distribute to all the shareholders of the Company the Consideration to which they are entitled upon consummation of the Transaction; and

(e)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Acquiror, threatened against Acquiror or its affiliates that would adversely affect in any manner the ability of Acquiror to enter into this Agreement or the Arrangement Agreement and to perform its obligations hereunder or thereunder.

ARTICLE 8
TERMINATION

8.1	This Agreement may be terminated by Acquiror by notice to the Holder if:

	(a)	the Holder has not complied in all material respects with its covenants to Acquiror contained herein;

	(b)	any of the representations and warranties of the Holder contained herein is untrue or inaccurate in any material respect; or

	(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.2	This Agreement may be terminated by the Holder by notice to Acquiror if

(a)

Acquiror has not complied with its covenants to the Holder contained in Section 2.1 or Acquiror has not complied in all material respects with its other covenants to the Holder contained in this Agreement;

	(b)	any of the representations and warranties of Acquiror contained herein is untrue or inaccurate in any material respect; or

	(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.3	This Agreement shall automatically terminate:

(a)	on the Outside Date, if the Effective Date has not occurred by the Outside Date;

(b)

upon termination of the Arrangement Agreement in accordance with its terms, including, without limiting the generality of the foregoing, as a result of a decision by the Company to terminate the Arrangement Agreement contemporaneously with the entering into by the Company of a definitive agreement with a third party providing for an Acquisition Proposal that is a Superior Proposal; or

(c)	at the Effective Time.

8.4	This Agreement may also be terminated on the date upon which Acquiror and the Holder mutually agree to terminate this Agreement.

8.5

In the case of termination of this Agreement pursuant to Section 8.1, 8.2, 8.3 or 8.4, this Agreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

ARTICLE 9
GENERAL

9.1

The Holder and Acquiror shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.2

This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.3	Time shall be of the essence of this Agreement.

9.4	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(d)	in the case of the Holder: ___________________________ (insert name) ___________________________ (insert address)

Fax:                ___________________________ (insert fax number)
Attention:      ___________________________ (insert name)

(e)	in the case of Acquiror:

Newmont Mining Corporation
6363 South Fiddler's Green Circle, Suite 800 Greenwood Village, CO 80111

Attention: Stephen Gottesfeld, VP & General Counsel Facsimile: (303) 837-5837

with a copy (which shall not constitute notice) to:

Goodmans LLP
Suite 3400, 333 Bay Street
Toronto, Ontario, Canada MSH 2S7

Attention: Jonathan Lampe Facsimile: (416) 979-1234

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019

Attention: David Katz Facsimile: (212) 403-2309

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a business day, on the next following business day).

9.5

This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the Holder and Acquiror irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

9.6

Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction.

The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.7	This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.8

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

          IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[HOLDER]

Per:
Name of holder:
Name of Signatory:
Title:

NEWMONT MINING CORPORATION

Per:
Name:
Title:

SCHEDULE "A"

OWNERSHIP OR CONTROL/DIRECTION
OF SHARES AND OPTIONS

Name	Shares	Options

Details of whether the securities are owned of record or beneficially or otherwise controlled or directed to be included.

SCHEDULE F
TO THE ARRANGEMENT AGREEMENT

MATERIAL SUBSIDIARIES

1.	AuEx Ventures Inc., a corporation existing under the laws of the Provinces of British Columbia.

2.	AuEx, Inc., a corporation existing under the laws of the State of Nevada.

3.	Pittston Nevada Gold Corp., a corporation existing under the laws of the State of Nevada.

4.	NewWest Gold Corporation, a corporation existing under the laws of the Provinces of British Columbia.

5.	Fronteer Development (USA) Inc., a corporation existing under the laws of the State of Delaware.

6.	Fronteer Development LLC, a limited liability company existing under the laws of the State of Delaware.

7.	Fronteer Royalty LLC, a limited liability company existing under the laws of the State of Delaware.

8.	Nevada Eagle Resources LLC, a limited liability company existing under the laws of the State of Nevada.

SCHEDULE G
TO THE ARRANGEMENT AGREEMENT

TARGET EXPLORATION PROPERTIES

1.	Brik Project — Lincoln County, Nevada.

2.	North Buckskin Project, Douglas County, Nevada.

3.	Cold Springs Project, Churchill County, Nevada.

4.	Regent Project, Mineral County, Nevada.

5.	Anchor Project, Eureka County, Nevada.

6.	Baxter Springs, Nye County, Nevada.

7.	New Boston, Nye County, Nevada.

8.	Stateline, Lincoln County, Nevada.

9.	Viper, Elko County, Nevada.

10.	Easter - subject to 65% / 35% JV agreement with La Quinta earning in.

11.	Gold Springs 2 — subject to JV with High Desert Gold (diluting to 40%).

12.	Halilaga — JV with Teck — 40% participating.

13.	TV Tower — JV with Teck — 40% participating.

14.	40% interest in additional Turkish properties held by Truva Bakir Maden Isletmeleri A.S. and Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi.

15.

40% beneficial interest in the Dededagi property located in Turkey which will be transferred to Truva Bakir Maden Isletmeleri A.S. or Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi following receipt of an operations license from the Turkish government.

16.	100% interest in additional Turkish properties held by Agola Madencilik Limited Sirketi.

17.	Rae Wallace Rights and Option Agreement.

See attached list of mineral claims and maps.

Exploration Properties  - Nevada, U.S,

OREGON
IDAHO
UTAH
NEVADA
CALIFORNIA
ARIZONA
Box Elder
Viper County
Elko County
Humboldt County
Washoe County
Winnemucca
Wells
Elko
Wendover
Pershing County
Battle Mtn.
Tooele County
Lovelock
Lander County
Eureka County
Churchill County
White Pine County
Reno
Storey Co.
Fallon
Austin
Anchor
Cold Springs
Ely
Carson City
Regent
Douglas Co.
Buckskin North
Lyon County
Markleeville
Hawthorne
New Boston
Baxter Spring
Alpine Co.
Mineral County
Gold Springs 2
Stateline
Tonopah
Mono County
Lincoln County
Brik
Caliente
Nye County
Esmeralda County
Easter
Bishop
Inyo County
Clark County
Las Vegas
San Bernardino County
Barstow
Spinco Projects
Cities and Towns
Interstate Highways
U.S. Highways
Counties
States
0 20 40 60 80 100 Kilometers
0 10 20 30 40 50 60 70 Miles

NV project location page size.mxd * GSH * 19-May-2020

BRIK PROJECT
LINCOLN COUNTY, NEVADA
Township 3 South, Range 69 East
Sections 15-22 & 27-28

(Total Claims: 103)

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
BRIK 199	09/07/2007	11/20/2007	130394	11/28/2007	970621
BRIK 200	09/07/2007	11/20/2007	130395	11/28/2007	970622
BRIK 201	09/07/2007	11/20/2007	130396	11/28/2007	970623
BRIK 202	09/07/2007	11/20/2007	130397	11/28/2007	970624
BRIK 203	09/07/2007	11/20/2007	130398	11/28/2007	970625
BRIK 204	09/07/2007	11/20/2007	130399	11/28/2007	970626
BRIK 204*		03/05/2008	131077	03/03/2008	
BR-1	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-2	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-3	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILNG	
BR-4	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-5	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-6	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILNG	
BR-7	11/18/2010	PENDING COUNTY FILLNG		PENDING BLM FILING	
BR-8	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-9	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-10	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-11	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-12	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-13	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-14	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-15	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILNG	
BR-16	11/18/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-17	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-18	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-19	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-20	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-21	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-22	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
BR-23	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-24	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-25	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-26	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-27	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-28	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-29	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-30	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-31	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-32	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-33	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-34	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-35	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-36	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-37	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-38	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-39	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-40	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-41	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-42	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-43	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-44	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-45	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-46	11/19/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-47	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-48	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-49	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-50	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-51	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-52	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-53	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-54	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-55	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-56	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-57	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-58	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-59	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-60	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-61	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-62	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-63	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-64	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-65	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING	
BR-66	11/20/2010	PENDING COUNTY FILING		PENDING BLM FILING

NORTH BUCKSKIN PROJECT
DOUGLAS COUNTY, NEVADA

Township 13 North, Range 23 East, Section 1
Township 13 North, Range 24 East, Section 6
Township 14 North, Range 23 East, Section 36
Township 14 North, Range 24 East, Section 31

	(Total Claims: 20)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

LION-444	09/25/2004	12/30/2004*	633331*	12/23/2004	886908
LION-444	09/25/2004	12/30/2004*	637472*

LION-445	09/25/2004	12/30/2004*	633332*	12/23/2004	886909
LION-445	09/25/2004	12/30/2004	637473*

LION-446	09/25/2004	12/30/2004*	633333*	12/23/2004	886910
LION-446	09/25/2004	12/30/2004*	637474*

LION-447	09/25/2004	12/30/2004*	633334*	12/23/2004	886911
LION-447	09/25/2004	12/30/2004*	637475*

LION-448	09/25/2004	12/30/2004	637476*	12/23/2004	886912
LION-448	09/2S/2004	12/30/2004	633335*

LION-449	09/25/2004	12/30/2004	633336*	12/23/2004	886913
LION-449	09/25/2004	12/30/2004*	637477*

LION-450	09/25/2004	12/30/2004*	633337*	12/23/2004	886914
LION-450	09/25/2004	12/30/2004*	637478*

LION-451	09/25/2004	12/30/2004*	633338*	12/23/2004	886915
LION-451	09/25/2004	12/30/2004*	637479*

LION-452	09/25/2004	12/30/2004*	633339*	12/23/2004	886916
LION-452	09/25/2004	12/30/2004*	637480*

LION-453	09/25/2004	12/30/2004*	633340*	12/23/2004	886917
LION-4S3	09/25/2004	12/30/2004*	637381*

LION-122	11/01/2005	01/20/2006	666069	01/11/2006	917711

LION-124	11/01/2005	01/20/2006	666070	01/11/2006	917712

LION-126	11/01/2005	01/20/2006	666071	01/11/2006	917713

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

LION-175	11/01/2005	01/20/2006	666072	01/11/2006	917714
LION-176	11/01/2005	01/20/2006	666073	01/11/2006	917715
LION-177	11/01/2005	01/20/2006	666074	01/11/2006	917716

LION-179	11/01/2005	01/20/2006	666075	01/11/2006	917717
LION-180	11/01/2005	01/20/2006	666076	01/11/2006	917718

LION-442	11/01/2005	01/20/2006	666077	01/11/2006	917719
LION-443	11/01/2005	01/20/2006	666078	01/11/2006	917720

*Certificates of Location timely received by the Recorder on December 22, 2004 and through an oversight was not recorded until December 30, 2004.

COLD SPRINGS PROJECT
CHURCHILL COUNTY, NEVADA
Township 18 North, Range 37 East
Sections 16, 17, 21, 22, 27 & 28

	(Total Claims: 45)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

COLD-29	02/01/2003	03/04/2003	349888	02/24/2003	843729
COLD-30	02/01/2003	03/04/2003	349889	02/24/2003	843730
COLD-31	02/01/2003	03/04/2003	349890	02/24/2003	843731
COLD-32	02/01/2003	03/04/2003	349891	02/24/2003	843732
COLD-33	02/01/2003	03/04/2003	349892	02/24/2003	843733
COLD-34	02/01/2003	03/04/2003	349893	02/24/2003	843734
COLD-35	02/01/2003	03/04/2003	349894	02/24/2003	843735
COLD-36	02/01/2003	03/04/2003	349895	02/24/2003	843736

COLD-49	02/01/2003	03/04/2003	349896	02/24/2003	843737
COLD-50	02/01/2003	03/04/2003	349897	02/24/2003	843738
COLD-51	02/01/2003	03/04/2003	349898	02/24/2003	843739
COLD-52	02/01/2003	03/04/2003	349899	02/24/2003	843740
COLD-53	02/01/2003	03/04/2003	349900	02/24/2003	843741
COLD-54	02/01/2003	03/04/2003	349901	02/24/2003	843742
COLD-55	01/17/2003	03/04/2003	349902	02/24/2003	843743
COLD-56	01/17/2003	03/04/2003	349903	02/24/2003	843744
COLD-57	02/01/2003	03/04/2003	349904	02/24/2003	843745
COLD-58	02/01/2003	03/04/2003	349905	02/24/2003	843746

COLD 59	10/07/2010	12/20/2010	417856	12/21/2010	1034587
COLD 60	10/07/2010	12/20/2010	417857	12/21/2010	1034588
COLD 61	10/07/2010	12/20/2010	417858	12/21/2010	1034589
COLD 62	10/07/2010	12/20/2010	417859	12/21/2010	1034590
COLD 63	10/07/2010	12/20/2010	417860	12/21/2010	1034591
COLD 64	10/07/2010	12/20/2010	417861	12/21/2010	1034592
COLD 65	10/07/2010	12/20/2010	417862	12/21/2010	1034593
COLD 66	10/0?/2010	12/20/2010	417863	12/21/2010	1034594
COLD 67	10/07/2010	12/20/2010	417864	12/21/2010	1034595
COLD 68	10/07/2010	12/20/2010	417865	12/21/2010	1034596
COLD 69	10/07/2010	12/20/2010	417866	12/21/2010	1034597
COLD 70	10/07/2010	12/20/2010	417867	12/21/2010	1034598
COLD 71	10/07/2010	12/20/2010	417868	12/21/2010	1034599
COLD 72	10/07/2010	12/20/2010	417869	12/21/2010	1034600
COLD 73	10/07/2010	12/20/2010	417870	12/21/2010	1034601
COLD 74	10/07/2010	12/20/2010	417871	12/21/2010	1034602
COLD 75	10/07/2010	12/20/2010	417872	12/21/2010	1034603
COLD 76	10/07/2010	12/20/2010	417873	12/21/2010	1034604

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

COLD 77	10/07/2010	12/20/2010	417874	12/21/2010	1034605
COLD 78	10/07/2010	12/20/2010	417875	12/21/2010	1034606
COLD 79	10/07/2010	12/20/2010	417876	12/21/2010	1034607
COLD 80	10/07/2010	12/20/2010	417877	12/21/2010	1034608
COLD 81	10/07/2010	12/20/2010	417878	12/21/2010	1034609
COLD 82	10/07/2010	12/20/2010	417879	12/21/2010	1034610
COLD 83	10/07/2010	12/20/2010	417880	12/21/2010	1034611
COLD 84	10/07/2010	12/20/2010	417881	12/21/2010	1034612
COLD 85	10/07/2010	12/20/2010	417882	12/21/2010	1034613

REGENT PROJECT
MINERAL COUNTY, NEVADA

Township 13 North, Range 32 East, Sections 5 & 6
Township 14 North, Range 31 ½ East, Section 25, 26 & 35, 36
Township 14 North, Range 32 East, Sections 30, 31, 32

	(Total Claims: 110)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

RH #194	06/07/1982	08/09/1982	58679	08/20/1982	248783

RH NO. 195A	06/07/1982	08/09/1982	58680	08/20/1982	248784
RH NO. 195A*	11/03/1995	12/01/1995	112406	12/11/1995

RH #196	06/07/1982	08/09/1982	58681	08/20/1982	248785

RH #198	06/07/1982	08/09/1982	58683	08/20/1982	248787

RH NO. 197B	01/07/1992	03/31/1992	101990	04/03/1992	645682
RH NO. 197B*	11/03/1995	12/01/1995	112407	12/11/1995

HIM #1	12/01/1994	12/14/1994	109978	12/16/1994	709944
HIM #2	12/01/1994	12/14/1994	109979	12/16/1994	709945

HIM #7	12/02/1994	12/14/1994	109984	12/16/1994	709950

HIM #8	11/29/1994	12/14/1994	109985	12/16/1994	709951
HIM #9	11/29/1994	12/14/1994	109986	12/16/1994	709952
HIM #10	11/29/1994	12/14/1994	109987	12/16/1994	709953
HIM #11	11/29/1994	12/14/1994	109988	12/16/1994	709954

HIM #13	12/01/1994	12/14/1994	109990	12/16/1994	709956
HIM #14	12/01/1994	12/14/1994	109991	12/16/1994	709957
HIM #15	12/01/1994	12/14/1994	109992	12/16/1994	709958
HIM #16	12/01/1994	12/14/1994	109993	12/16/1994	709959
HIM #17	12/01/1994	12/14/1994	109994	12/16/1994	709960
HIM #18	12/01/1994	12/14/1994	109995	12/16/1994	709961

HIM #19	12/02/1994	12/14/1994	109996	12/16/1994	709962

HIM #21	12/02/1994	12/14/1994	109998	12/16/1994	709964

ME #1	11/29/1994	12/14/1994	109970	12/16/1994	709978
ME #2	11/29/1994	12/14/1994	109971	12/16/1994	709979
ME #3	11/29/1994	12/14/1994	109972	12/16/1994	709980
ME #4	11/29/1994	12/14/1994	109973	12/16/1994	709981
ME #5	11/29/1994	12/14/1994	109974	12/16/1994	709982

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

ME #6	11/29/1994	12/14/1994	109975	12/16/1994	709983
ME #7	11/29/1994	12/14/1994	109976	12/16/1994	709984
ME #8	11/29/1994	12/14/1994	109977	12/16/1994	709985

REGENT 1	01/18/1995	01/26/1995	110622	01/26/1995	712871
REGENT 2	01/18/1995	01/26/1995	110623	01/26/1995	712872
REGENT 3	01/18/1995	01/26/1995	110624	01/26/1995	712873
REGENT 4	01/18/1995	01/26/1995	110625	01/26/1995	712874
REGENT 5	01/18/1995	01/26/1995	110626	01/26/1995	712875
REGENT 6	01/18/1995	01/26/1995	110627	01/26/1995	712876
REGENT 7	01/18/1995	01/26/1995	110628	01/26/1995	712877
REGENT 8	01/18/1995	01/26/1995	110629	01/26/1995	712878
REGENT 9	01/18/1995	01/26/1995	110630	01/26/1995	712879

REGENT #11	03/31/1995	06/29/1995	111371	06/29/1995	717578

REGENT #15	04/25/1995	06/29/1995	111372	06/29/1995	717579

DAWN NO. 2	08/25/1995	11/09/1995	112189	11/09/1995	723713
DAWN NO. 2A*	10/17/1995	12/01/1995	112401	12/11/1995

DAWN NO. 3	08/25/1995	11/09/1995	112190	11/09/3 995	713714
DAWN NO. 3A*	10/17/1995	12/01/1995	112402	11/09/1995

DAWN NO. 4	08/25/1995	11/09/1995	112191	11/09/1995	723715

DAWN NO. 13	10/11/1995	11/09/1995	112200	11/09/1995	723724

DAWN NO. 17	10/13/1995	11/09/1995	112204	11/09/1995	723728

DAWN NO. 18	12/16/1995	12/20/1995	112519	01/10/1996	729836

BLACK EAGLE 7	09/02/2001	11/21/2001	125704	11/20/2001	825675
BLACK EAGLE 8	09/02/2001	11/21/2001	125705	11/20/2001	825676
BLACK EAGLE 9	09/02/2001	11/21/2001	125706	11/20/2001	825677
BLACK EAGLE 10	09/02/2001	11/21/2001	125707	11/20/2001	825678

RE 1	09/18/2002	10/01/2002	127034	09/26/2002	832165
RE 2	09/18/2002	10/01/2002	127035	09/26/2002	832166
RE 3	09/18/2002	10/01/2002	127036	09/26/2002	832167
RE 4	09/18/2002	10/01/2002	127037	09/26/2002	832168
RE 5	09/18/2002	10/01/2002	127038	09/26/2002	832169
RE 6	09/18/2002	10/01/2002	127039	09/26/2002	832170
RE 7	09/18/2002	10/01/2002	127040	09/26/2002	832171

REGENT 12	11/06/2003	12/29/2003	130278	02/03/2004	860858
REGENT 13	11/06/2003	12/29/2003	130279	02/03/2004	860859

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

REGENT 14	11/06/2003	12/29/2003	130280	02/03/2004	860860
REGENT 15	11/06/2003	12/29/2003	130281	02/03/2004	860861
REGENT 16	11/06/2003	12/29/2003	130282	02/03/2004	860862
REGENT 17	11/06/2003	12/29/2003	130283	02/03/2004	860863
REGENT 18	11/06/2003	12/29/2003	130284	02/03/2004	860864
REGENT 19	11/06/2003	12/29/2003	130285	02/03/2004	860865
REGENT 20	11/06/2003	12/29/2003	130286	02/03/2004	860866
REGENT 21	11/06/2003	12/29/2003	130287	02/03/2004	860867
REGENT 22	11/06/2003	12/29/2003	130288	02/03/2004	860868
REGENT 23	11/06/2003	12/29/2003	130289	02/03/2004	860869
REGENT 24	11/06/2003	12/29/2003	130290	02/03/2004	869870
REGENT 25	11/06/2003	12/29/2003	130291	02/03/2004	860871
REGENT 26	11/06/2003	12/29/2003	130292	02/03/2004	860872
REGENT 27	11/06/2003	12/29/2003	130293	02/03/2004	860873
REGENT 28	11/06/2003	12/29/2003	130294	02/03/2004	860874
REGENT 29	11/06/2003	12/29/2003	130295	02/03/2004	860875

REFRAC #1	02/20/2005	05/18/2005	135307	05/18/2005	897671
REFRAC #2	02/20/2005	05/18/2005	135308	05/18/2005	897672
REFRAC #3	02/20/2005	05/18/2005	135309	05/18/2005	897673
REFRAC #4	02/20/2005	05/18/2005	135310	05/18/2005	897674

R #l	02/20/2005	05/18/2005	135275	05/18/2005	897678
R #2	02/20/2005	05/18/2005	135276	05/18/2005	897679
R #3	02/20/2005	05/18/2005	135277	05/18/2005	897680
R #4	02/20/2005	05/18/2005	135278	05/18/2005	897681
R #5	02/20/2005	05/18/2005	135279	05/18/2005	897682
R #6	02/20/2005	05/18/2005	135280	05/18/2005	897683
R #7	02/20/2005	05/18/2005	135281	05/18/2005	897684
R #8	02/20/2005	05/18/2005	135282	05/18/2005	897685
R #9	02/20/2005	05/18/2005	135283	05/18/2005	897686
R #10	02/20/2005	05/18/2005	135284	05/18/2005	897687
R #11	02/20/2005	05/18/2005	135285	05/18/2005	897688
R #12	02/20/2005	05/18/2005	135286	05/18/2005	897689
R #13	02/20/2005	05/18/2005	135287	05/18/2005	897690
R #14	02/20/2005	05/18/2005	135288	05/18/2005	897691
R #15	02/20/2005	05/18/2005	135289	05/18/2005	897692
R #16	02/20/2005	05/18/2005	135290	05/18/2005	897693
R #17	02/20/2005	05/18/2005	135291	05/18/2005	897694
R #18	02/20/2005	05/18/2005	135292	05/18/2005	897695
R #19	02/20/2005	05/18/2005	135293	05/18/2005	897696
R #20	02/20/2005	05/18/2005	135294	05/18/2005	897697
R #21	02/20/2005	05/18/2005	135295	05/18/2005	897698
R #22	02/20/2005	05/18/2005	135296	05/18/2005	897699
R #23	02/20/2005	05/18/2005	135297	05/18/2005	897700
R #24	02/20/2005	05/18/2005	135298	05/18/2005	897701
R #25	02/20/2005	05/18/2005	135299	05/18/2005	897702
R #26	02/20/2005	05/18/2005	135300	05/18/2005	897703
R #27	02/20/2005	05/18/2005	135301	05/18/2005	897704

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

R #28	02/20/2005	05/18/2005	135302	05/18/2005	897705
R #29	02/20/2005	05/18/2005	135303	05/18/2005	897706
R #30	02/20/2005	05/18/2005	135304	05/18/2005	897707
R #31	02/20/2005	05/18/2005	135305	05/18/2005	897708
R #32	02/20/2005	05/18/2005	135306	05/18/2005	897709

*Amended certificates of location

ANCHOR PROJECT
EUREKA COUNTY, NEVADA

Township 20 North, Range 52 East, Sections 13-15 & 22-24
Township 20 North, Range 53 East, Sections 18 & 19

	(Total Claims: 72)

	LOCATION	FILED	COUNTY	BLM	BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

A-1	09/02/2005	11/21/2005	201684	11/30/2006	913112
A-2	09/02/2005	11/21/2005	201685	11/30/2006	913113
A-3	09/02/2005	11/21/2005	201686	11/30/2006	913114
A-4	09/02/2005	11/21/2005	201687	11/30/2006	913115
A-5	09/02/2005	11/21/2005	201688	11/30/2006	913116
A-6	09/02/2005	11/21/2005	201689	11/30/2006	913117
A-7	09/02/2005	11/21/2005	201690	11/30/2006	913118
A-8	09/02/2005	11/21/2005	201691	11/30/2006	913119
A-9	09/02/2005	11/21/2005	201692	11/30/2006	913120
A-10	09/02/2005	11/21/2005	201693	11/30/2006	913121

A-17	09/02/2005	11/21/2005	201694	11/30/2006	913122
A-18	09/02/2005	11/21/2005	201695	11/30/2006	913123
A-19	09/02/2005	11/21/2005	201696	11/30/2006	913124
A-20	09/02/2005	11/21/2005	201697	11/30/2006	913125
A-21	09/02/2005	11/21/2005	201698	11/30/2006	913126
A-22	09/02/2005	11/21/2005	201699	11/30/2006	913127
A-23	09/02/2005	11/21/2005	201700	11/30/2006	913128
A-24	09/02/2005	11/21/2005	201701	11/30/2006	913129
A-25	09/02/2005	11/21/2005	201702	11/30/2006	913130
A-26	09/02/2005	11/21/2005	201703	11/30/2006	913131
A-27	09/02/2005	11/21/2005	201704	11/30/2006	913132
A-28	09/02/2005	11/21/2005	201705	11/30/2006	913133
A-29	09/02/2005	11/21/2005	201706	11/30/2006	913134

A-30	09/29/2006	11/21/2005	201623	11/30/2005	913085
A-31	09/29/2006	11/21/2005	201624	11/30/2005	913086
A-32	09/29/2006	11/21/2005	201625	11/30/2005	913087

A-45	09/29/2005	11/21/2005	201638	11/30/2006	913100

A-47	09/29/2005	11/21/2005	201640	11/30/2006	913102

A-49	09/29/2005	11/21/2005	201642	11/30/2006	913104

A-51	09/29/2005	11/21/2005	201644	11/30/2006	913106

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

A 100	12/03/2010	PENDING FILING			PENDING FILING
A 101	12/03/2010	PENDING FILING			PENDING FILING
A 102	12/03/2010	PENDING FILING			PENDING FILING
A 103	12/03/2010	PENDING FILING			PENDING FILING
A 104	12/03/2010	PENDING FILING			PENDING FILING
A 105	12/03/2010	PENDING FILING			PENDING FILING
A 106	12/03/2010	PENDING FILING			PENDING FILING
A 107	12/03/2010	PENDING FILING			PENDING FILING
A 108	12/03/2010	PENDING FILING			PENDING FILING
A 109	12/03/2010	PENDING FILING			PENDING FILING
A 110	12/03/2010	PENDING FILING			PENDING FILING
A 111	12/03/2010	PENDING FILING			PENDING FILING
A 112	12/03/2010	PENDING FILING			PENDING FILING
A 113	12/03/2010	PENDING FILING			PENDING FILING
A 114	12/03/2010	PENDING FILING			PENDING FILING
A 115	12/03/2010	PENDING FILING			PENDING FILING
A 116	12/03/2010	PENDING FILING			PENDING FILING
A 117	12/03/2010	PENDING FILING			PENDING FILING

A 118	12/02/2010	PENDING FILING			PENDING FILING
A 119	12/02/2010	PENDING FILING			PENDING FILING
A 120	12/02/2010	PENDING FILING			PENDING FILING
A 121	12/02/2010	PENDING FILING			PENDING FILING
A 122	12/02/2010	PENDING FILING			PENDING FILING
A 123	12/02/2010	PENDING FILING			PENDING FILING
A 124	12/02/2010	PENDING FII ING			PENDING FILING
A 125	12/02/2010	PENDING FILING			PENDING FILING
A 126	12/02/2010	PENDING FILING			PENDING FILING
A 127	12/02/2010	PENDING FILING			PENDING FILING
A 128	12/02/2010	PENDING FILING			PENDING FILING
A 129	12/02/2010	PENDING FILING			PENDING FILING
A 130	12/02/2010	PENDING FILING			PENDING FILING

A 131	12/03/2010	PENDING FILING			PENDING FILING
A 132	12/03/2010	PENDING FILING			PENDING FILING
A 133	12/03/2010	PENDING FILING			PENDING FILING
A 134	12/03/2010	PENDING FILING			PENDING FILING
A 135	12/03/2010	PENDING FILING			PENDING FILING
A 136	12/03/2010	PENDING FILING			PENDING FILING
A 137	12/03/2010	PENDING FILING			PENDING FILING
A 138	12/03/2010	PENDING FILING			PENDING FILING
A 139	12/03/2010	PENDING FILING			PENDING FILING
A 140	12/03/2010	PENDING FILING			PENDING FILING
A 141	12/03/2010	PENDING FILING			PENDING FILING

BAXTER SPRINGS PROJECT

NYE COUNTY, NEVADA
Township 7 North, Range 43 East
Sections 23, 25 & 26

(Total Claims: 33)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

BAX 17	09/26/2008	12/16/2008	720205	12/09/2008	1001538
BAX 18	09/26/2008	12/16/2008	720206	12/09/2008	1001539
BAX 19	09/26/2008	12/16/2008	720207	12/09/2008	1001540

BAX 22	09/26/2008	12/16/2008	720208	12/09/2008	1001541

BAX 24	09/26/2008	12/16/2008	720209	12/09/2008	1001542
BAX 25	09/26/2008	12/16/2008	720210	12/09/2008	1001543
BAX 26	09/26/2008	12/16/2008	720211	12/09/2008	1001544
BAX 27	09/26/2008	12/16/2008	720212	12/09/2008	1001545

BAX 30	09/26/2008	12/16/2008	720213	12/09/2008	1001546
BAX 31	09/26/2008	12/16/2008	720214	12/09/2008	1001547
BAX 32	09/26/2008	12/16/2008	720215	12/09/2008	1001548
BAX 33	09/26/2008	12/16/2008	720216	12/09/2008	1001549
BAX 34	09/26/2008	12/16/2008	720217	12/09/2008	1001550
BAX 35	09/26/2008	12/16/2008	720218	12/09/2008	1001551

BAX 39	09/26/2008	12/16/2008	720219	12/09/2008	1001552

BAX 41	09/26/2008	12/16/2008	720220	12/09/2008	1001553
BAX 42	09/26/2008	12/16/2008	720221	12/09/2008	1001554

BAX 44	09/26/2008	12/16/2008	720222	12/09/2008	1001555

BAX 47	09/26/2008	12/16/2008	720223	12/09/2008	1001556
BAX 48	09/26/2008	12/16/2008	720224	12/09/2008	1001557
BAX 49	09/26/2008	12/16/2008	720225	12/09/2008	1001558
BAX 50	09/26/2008	12/16/2008	720226	12/09/2008	1001559
BAX 51	09/26/2008	12/16/2008	720227	12/09/2008	1001560
BAX 52	09/26/2008	12/16/2008	720228	12/09/2008	1001561
BAX 53	09/26/2008	12/16/2008	720229	12/09/2008	1001562
BAX 54	09/26/2008	12/16/2008	720230	12/09/2008	1001563
BAX 55	09/26/2008	12/16/2008	720231	12/09/2008	1001564
BAX 56	09/26/2008	12/16/2008	720232	12/09/2008	1001565
BAX 57	09/26/2008	12/16/2008	720233	12/09/2008	1001566

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

BAX 58	09/26/2008	12/16/2008	720234	12/09/2008	1001567

BAX 60	09/26/2008	12/16/2008	720235	12/09/2008	1001568
BAX 61	09/26/2008	12/16/2008	720236	12/09/2008	1001569
BAX 62	09/26/2008	12/16/2008	720237	12/09/2008	1001570

NEW BOSTON PROJECT

MINERAL COUNTY, NEVADA
Township 7 North, Range 34 East
Sections 6, 7, 8, 9, 10, 15, 16, 17, 18

(Total Claims: 136)

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
JEEP 1	04/22/2005	07/06/2005	135597	06/30/2005	902628
JEEP 2	04/22/2005	07/06/2005	135598	06/30/2005	902629
JEEP 3	04/22/2005	07/06/2005	135599	06/30/2005	902630
JEEP 4	04/22/2005	07/06/2005	135600	06/30/2005	902631
JEEP 5	04/22/2005	07/06/2005	135601	06/30/2005	902632
JEEP 6	04/22/2005	07/06/2005	135602	06/30/2005	902633
JEEP 7	04/22/2005	07/06/2005	135603	06/30/2005	902634
JEEP 8	06/18/2005	07/06/2005	135604	06/30/2005	902635
JEEP 9	04/22/2005	07/06/2005	135605	06/30/2005	902636
JEEP 10	06/18/2005	07/06/2005	135606	06/30/2005	902637
JEEP 11	04/22/2005	07/06/2005	135607	06/30/2005	902638
JEEP 12	06/18/2005	07/06/2005	135608	06/30/2005	902639
JEEP 13	04/22/2005	07/06/2005	135609	06/30/2005	902640
JEEP 14	04/22/2005	07/06/2005	135610	06/30/2005	902641
JEEP 15	06/18/2005	07/06/2005	135611	06/30/2005	902642
JEEP 16	06/18/2005	07/06/2005	135612	06/30/2005	902643
JEEP 17	06/06/2005	07/06/2005	135613	06/30/2005	902644
JEEP 18	06/06/2005	07/06/2005	135614	06/30/2005	902645
JEEP 19	06/06/2005	07/06/2005	135615	06/30/2005	902646
JEEP 20	06/06/2005	07/06/2005	135616	06/30/2005	902647
JEEP 21	06/06/2005	07/06/2005	135617	06/30/2005	902648
JEEP 22	06/06/2005	07/06/2005	136618	06/30/2005	902649
JEEP 23	06/06/2005	07/06/2005	135619	06/30/2005	902650
JEEP 24	06/06/2005	07/06/2005	135620	06/30/2005	902651
JEEP 25	06/08/2005	07/06/2005	135621	06/30/2005	902652
JEEP 26	06/08/2005	07/06/2005	135622	06/30/2005	902653

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
JEEP 66	07/27/2005	10/25/2005	136295	10/14/2005	909252
JEEP 67	07/27/2005	10/25/2005	136296	10/14/2005	909253
JEEP 68	07/27/2005	10/25/2005	136297	10/14/2005	909254
JEEP 69	07/27/2005	10/25/2005	136298	10/14/2005	909255
JEEP 70	07/27/2005	10/25/2005	136299	10/14/2005	909256
JEEP 71	07/27/2005	10/25/2005	136300	10/14/2005	909257
JEEP 72	07/27/2005	10/25/2005	136301	10/14/2005	909258
JEEP 73	07/27/2005	10/25/2005	136302	10/14/2005	909259
JEEP 74	07/27/2005	10/25/2005	136303	10/14/2005	909260
JEEP 75	07/27/2005	10/25/2005	136304	10/14/2005	909261
JEEP 76	07/27/2005	10/25/2005	136305	10/14/2005	909262
JEEP 77	07/27/2005	10/25/2005	136306	10/14/2005	909263
JEEP 78	07/27/2005	10/25/2005	136307	10/14/2005	909264
JEEP 79	07/27/2005	10/25/2005	136308	10/14/2005	909265
JEEP 80	07/27/2005	10/25/2005	136309	10/14/2005	909266
JEEP 81	07/27/2005	10/25/2005	136310	10/14/2005	909267
JEEP 82	07/27/2005	10/25/2005	136311	10/14/2005	909268
NB 1	10/24/2010	01/10/2011	152109	01/11/2011	1035558
NB 2	10/24/2010	01/10/2011	152110	01/11/2011	1035559
NB 3	10/24/2010	01/10/2011	152111	01/11/2011	1035560
NB 4	10/24/2010	01/10/2011	152112	01/11/2011	1035561
NB 5	10/24/2010	01/10/2011	152113	01/11/2011	1035562
NB 6	10/24/2010	01/10/2011	152114	01/11/2011	1035563
NB 7	10/24/2010	01/10/2011	152115	01/11/2011	1035564
NB 8	10/24/2010	01/10/2011	152116	01/11/2011	1035565
NB 9	10/24/2010	01/10/2011	152117	01/11/2011	1035566
NB 10	10/24/2010	01/10/2011	152118	01/11/2011	1035567
NB 11	10/24/2010	01/10/2011	152119	01/11/2011	1035568
NB 12	10/24/2010	01/10/2011	152120	01/11/2011	1035569
NB 13	10/24/2010	01/10/2011	152121	01/11/2011	1035570
NB 14	10/24/2010	01/10/2011	152122	01/11/2011	1035571
NB 15	10/24/2010	01/10/2011	152123	01/11/2011	1035572
NB 16	10/24/2010	01/10/2011	152124	01/11/2011	1035573
NB 17	10/24/2010	01/10/2011	152125	01/11/2011	1035574
NB 18	10/24/2010	01/10/2011	152126	01/11/2011	1035575
NB 19	10/24/2010	01/10/2011	152127	01/11/2011	1035576
NB 20	10/24/2010	01/10/2011	152128	01/11/2011	1035577
NB 21	10/24/2010	01/10/2011	152129	01/11/2011	1035578
NB 22	10/24/2010	01/10/2011	152130	01/11/2011	1035579
NB 23	10/24/2010	01/10/2011	152131	01/11/2011	1035580
NB 24	10/24/2010	01/10/2011	152132	01/11/2011	1035581
NB 25	10/24/2010	01/10/2011	152133	01/11/2011	1035582
NB 26	10/24/2010	01/10/2011	152134	01/11/2011	1035583

STATELINE PROJECT

LINCOLN COUNTY, NEVADA
Township 1 North, Range 71 East, Sections 5 & 8
Township 2 North, Range 71 East, Sections 20, 29 & 32

	(Total Claim: 16)

CLAIM NAME	BOOK	PAGE	BLM SERIAL NUMBER

RICE 1	235	32	963277
RICE 2	235	33	963278
RICE 3	235	34	963279
RICE 4	235	35	963280
RICE 5	235	36	963281
RICE 6	235	37	963282
RICE 7	235	38	962283
RICE 8	235	39	962284
RICE 9	235	40	962285
RICE 10	235	41	962286
RICE 11	235	42	962287
RICE 12	235	43	962288
RICE 13	235	44	962289
RICE 14	235	45	962290
RICE 15	235	46	962291
RICE 70	235	47	962292

STATELINE PROJECT

IRON COUNTY, UTAH
Township 32 South, Range 19 West, Sections 7, 8, 17-20 & 30
Township 32 South, Range 20 West, Sections 13, 23-26, 35 & 36

	(Total Claims: 151)

CLAIM NAME	COUNTY DOCUMENT	BLM SERIAL NUMBER

JC 1	491433	372142
JC 2	491433	372143
JC 3	491433	372144
JC 4	491433	372145
JC 5	491433	372146
JC 6	491433	372147
JC 7	491433	372148
JC 8	491433	372149
JC 9	491433	372150
JC 10	491433	372151
JC 11	491433	372152
JC 12	491433	372153
JC 13	491433	372154
JC 14	491433	372155
JC 15	491433	372156
JC 16	491433	372157
JC 17	491433	372158
JC 18	491433	372159
JC 19	491433	372160
JC 20	491433	372161
JC 21	491433	372162
JC 22	491433	372163
JC 23	491433	372164
JC 24	491433	372165
JC 25	491433	372166
JC 26	491433	372167
JC 27	491433	372168
JC 28	491433	372169
JC 29	491433	372170
JC 30	491433	372171
JC 31	491433	372172
JC 32	491433	372173
JC 33	491433	372174
JC 34	491433	372175
JC 35	491433	372176
JC 36	491433	372177
JC 37	491433	372178
JC 38	491433	372179

CLAIM NAME	COUNTY DOCUMENT	BLM SERIAL NUMBER

JC 39	491433	372180
JC 40	491433	372181
JC 41	491433	372182
JC 42	491433	372183
JC 43	491433	372184
JC 44	491433	372185
JC 45	491433	372186
JC 46	491433	372187
JC 47	491433	372188
JC 48	491433	372189

RICE 16	556646	396196
RICE 17	556647	396197
RICE 18	556648	396198
RICE 19	556649	396199
RICE 20	556650	396200
RICE 21	556651	396201
RICE 22	556652	396202
RICE 23	556653	396203
RICE 24	556654	396204
RICE 25	556655	396205
RICE 26	556656	396206
RICE 27	556657	396207
RICE 28	556658	396208
RICE 29	556659	396209
RICE 30	556660	396210
RICE 31	556661	396211
RICE 32	556662	396212
RICE 33	556663	396213
RICE 34	556664	396214
RICE 35	556665	396215
RICE 36	556666	396216
RICE 37	556667	396217
RICE 38	556668	396218
RICE 39	556669	396219
RICE 40	556670	396220
RICE 41	556671	396221
RICE 42	556672	396222
RICE 43	556673	396223
RICE 44	556674	396224
RICE 45	556675	396225
RICE 46	556676	396226
RICE 47	556677	396227
RICE 48	556678	396228
RICE 49	556679	396229
RICE 50	556680	396230

CLAIM NAME	COUNTY DOCUMENT	BLM SERIAL NUMBER

RICE 51	556681	396231
RICE 52	556682	396232
RICE 53	556683	396233
RICE 54	556684	396234
RICE 55	556685	396235
RICE 56	556686	396236
RICE 57	556687	396237
RICE 58	556688	396238
RICE 59	556689	396239
RICE 60	556690	396240
RICE 61	556691	396241
RICE 62	556692	396242
RICE 63	556693	396243
RICE 64	556694	396244
RICE 65	556695	396245
RICE 66	556696	396246
RICE 67	556697	396247
RICE 68	556698	396248
RICE 69	556699	396249

RICE 70	574442	406743
RICE 71	574443	406744
RICE 72	574444	406745
RICE 73	574445	406746
RICE 74	574446	406747
RICE 75	574447	406748
RICE 76	574448	406749
RICE 77	574449	406750
RICE 78	574450	406751
RICE 79	574451	406752
RICE 80	574452	406753
RICE 81	S74453	406754
RICE 82	574454	406755
RICE 83	574455	406756
RICE 84	574456	406757
RICE 85	574457	406758
RICE 86	574458	406759
RICE 87	574459	406760
RICE 88	574460	406761
RICE 89	574461	406762
RICE 90	574462	406763
RICE 91	574463	406764
RICE 92	574464	406765
RICE 93	574465	406766
RICE 94	574466	406767
RICE 95	574467	406768

CLAIM	COUNTY DOCUMENT	BLM SERIAL NUMBER

RICE 96	574468	406769
RICE 97	574469	406770
RICE 98	574470	406771
RICE 99	574471	406772
RICE 100	574472	406773
RICE 101	574473	406774
RICE 102	574474	406775
RICE 103	574475	406776
RICE 104	574476	406777
RICE 105	574477	406778
RICE 106	574478	406779
RICE 107	574479	406780
RICE 108	574480	406781
RICE 109	574481	406782
RICE 110	574482	406783
RICE 111	574483	406784
RICE 112	574484	406785
RICE 113	574485	406786
RICE 114	574486	406787
RICE 115	574487	406788
RICE 116	574488	406789
RICE 117	574489	406790
RICE 118	574490	406791

VIPER PROJECT
ELKO COUNTY, NEVADA

Township 43 North, Range 70 East, Sections 5-6
Township 44 North, Range 69 East, Sections 12-13, 23-36
Township 44 North, Range 70 East, Sections 19-20, 28-33

(Total Claims: 147)

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
DCV 1	09/19/2009	10/26/2009	618996	10/22/2009	1011172
DCV 2	09/19/2009	10/26/2009	618997	10/22/2009	1011173
DCV 3	09/19/2009	10/26/2009	618998	10/22/2009	1011174
DCV 4	09/19/2009	10/26/2009	618999	10/22/2009	1011175
DCV 5	09/19/2009	10/26/2009	619000	10/22/2009	1011176
DCV 6	09/19/2009	10/26/2009	619001	10/22/2009	1011177
DCV 7	09/19/2009	10/26/2009	619002	10/22/2009	1011178
DCV 8	09/19/2009	10/26/2009	619003	10/22/2009	1011179
DCV 9	09/19/2009	10/26/2009	619004	10/22/2009	1011180
DCV 10	09/19/2009	10/26/2009	619005	10/22/2009	1011181
DCV 11	09/19/2009	10/26/2009	619006	10/22/2009	1011182
DCV 12	09/19/2009	10/26/2009	619007	10/22/2009	1011183
DCV 13	09/19/2009	10/26/2009	619008	10/22/2009	1011184
DCV 14	09/19/2009	10/26/2009	619009	10/22/2009	1011185
DCV 15	09/19/2009	10/26/2009	619010	10/22/2009	1011186
DCV 16	09/19/2009	10/26/2009	619011	10/22/2009	1011187
DCV 17	09/19/2009	10/26/2009	619012	10/22/2009	1011188
DCV 18	09/19/2009	10/26/2009	619013	10/22/2009	1011189
DCV 19	09/19/2009	10/26/2009	619014	10/22/2009	1011190
DCV 20	09/19/2009	10/26/2009	619015	10/22/2009	1011191
DCV 21	09/19/2009	10/26/2009	619016	10/22/2009	1011192
DCV 22	09/19/2009	10/26/2009	619017	10/22/2009	1011193
DCV 23	09/19/2009	10/26/2009	619018	10/22/2009	1011194
DCV 24	09/19/2009	10/26/2009	619019	10/22/2009	1011195
DCV 25	09/19/2009	10/26/2009	619020	10/22/2009	1011196
DCV 26	09/19/2009	10/26/2009	619021	10/22/2009	1011197
DCV 27	09/19/2009	10/26/2009	619022	10/22/2009	1011198
DCV 28	09/19/2009	10/26/2009	619023	10/22/2009	1011199
DCV 29	09/19/2009	10/26/2009	619024	10/22/2009	1011200
DCV 30	09/19/2009	10/26/2009	619025	10/22/2009	1011201
DCV 31	09/19/2009	10/26/2009	619026	10/22/2009	1011202
DCV 32	09/19/2009	10/26/2009	619027	10/22/2009	1011203
DCV 33	09/19/2009	10/26/2009	619028	10/22/2009	1011204
DCV 34	09/19/2009	10/26/2009	619029	10/22/2009	1011205
DCV 35	09/19/2009	10/26/2009	619030	10/22/2009	1011206
DCV 36	09/19/2009	10/26/2009	619031	10/22/2009	1011207

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
DCV 37	09/19/2009	10/26/2009	619032	10/22/2009	1011208
DCV 38	09/19/2009	10/26/2009	619033	10/22/2009	1011209
DCV 39	09/19/2009	10/26/2009	619034	10/22/2009	1011210
DCV 40	09/19/2009	10/26/2009	619035	10/22/2009	1011211
DCV 41	09/19/2009	10/26/2009	619036	10/22/2009	1011212
DCV 43	09/19/2009	10/26/2009	619038	10/22/2009	1011214
DCV 51	09/19/2009	10/26/2009	619046	10/22/2009	1011222
DCV 52	09/19/2009	10/26/2009	619047	10/22/2009	1011223
DCV 53	09/19/2009	10/26/2009	619048	10/22/2009	1011224
DVC 54	09/19/2009	10/26/2009	619049	10/22/2009	1011225
DCV 55	09/19/2009	10/26/2009	619050	10/22/2009	1011226
DCV 55 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 60	09/19/2009	10/26/2009	619055	10/22/2009	1011231
DCV 61	09/19/2009	10/26/2009	619056	10/22/2009	1011232
DCV 62	09/18/2009	10/26/2009	619057	10/22/2009	1011233
DCV 62 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 63	09/18/2009	10/26/2009	619058	10/22/2009	1011234
DCV 63 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 64	09/18/2009	10/26/2009	619059	10/22/2009	1011235
DCV 64 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 65	09/18/2009	10/26/2009	619060	10/22/2009	1011236
DCV 65 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 67	09/18/2009	10/26/2009	619062	10/22/2009	1011238
DCV 67(A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 69	09/18/2009	10/26/2009	619064	10/22/2009	1011240
DCV 69 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 71	09/18/2009	10/26/2009	619066	10/22/2009	1011242
DCV 71 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 73	09/18/2009	10/26/2009	619068	10/22/2009	1011244
DCV 73 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 74	09/18/2009	10/26/2009	619069	10/22/2009	1011245
DCV 74 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 75	09/18/2009	10/26/2009	619070	10/22/2009	1011246

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
DCV 76	09/18/2009	10/26/2009	619071	10/22/2009	1011247
DCV 77	09/18/2009	10/26/2009	619072	10/22/2009	1011248
DCV 78	09/18/2009	10/26/2009	619073	10/22/2009	1011249
DCV 78 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 79	09/18/2009	10/26/2009	619074	10/22/2009	1011250
DCV 79 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 80	09/18/2009	10/26/2009	619075	10/22/2009	1011251
DCV 80 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 81	09/18/2009	10/26/2009	619076	10/22/2009	1011252
DCV 81 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 82	09/18/2009	10/26/2009	619077	10/22/2009	1011253
DCV 82 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 83	09/18/2009	10/26/2009	619078	10/22/2009	1011254
DCV 83 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 84	09/18/2009	10/26/2009	619079	10/22/2009	1011255
DCV 84 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 85	09/18/2009	10/26/2009	619080	10/22/2009	1011256
DCV 85 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 86	09/16/1009	10/26/2009	619081	10/22/2009	1011257
DCV 86 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 87	09/18/2009	10/26/2009	619082	10/22/2009	1011258
DCV 87 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 88	09/18/2009	10/26/2009	619083	10/22/2009	1011259
DCV 88 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 89	09/18/2009	10/26/2009	619084	10/22/2009	1011260
DCV 89 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 90	09/18/2009	10/26/2009	619085	10/22/2009	1011261
DCV 90 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 91	09/18/2009	10/26/2009	619086	10/22/2009	1011262
DCV 91 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 92	09/18/2009	10/26/2009	619087	10/22/2009	1011263
DCV 92 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 93	09/18/2009	10/26/2009	619088	10/22/2009	1011264
DCV 93 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 94	09/18/2009	10/26/2009	619089	10/22/2009	1011265
DCV 94 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 95	09/18/2009	10/26/2009	619090	10/22/2009	1011266
DCV 95 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 96	09/18/2009	10/26/2009	619091	10/22/2009	1011267
DCV 96 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 97	09/18/2009	10/26/2009	619092	10/22/2009	1011268
DCV 97 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 98	09/18/2009	10/26/2009	619093	10/22/2009	1011269
DCV 98 (A)	11/16/2009	11/19/2009	620079	11/30/2009

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
DCV 99	09/18/2009	10/26/2009	619094	10/22/2009	1011270
DCV 99 (A)	11/16/2009	11/19/2009	620079		
DCV 100	09/18/2009	10/26/2009	619095	10/22/2009	1011271
DCV 100 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 101	09/18/2009	10/26/2009	619096	10/22/2009	1011272
DCV 101 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 102	09/18/2009	10/26/2009	619097	10/22/2009	1011273
DCV 102 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 103	09/18/2009	10/26/2009	619098	10/22/2009	1011274
DCV 103 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 104	09/18/2009	10/26/2009	619099	10/22/2009	1011275
DCV 104 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 105	09/18/2009	10/26/2009	619100	10/22/2009	1011276
DCV 105 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 106	09/18/2009	10/26/2009	619101	10/22/2009	1011277
DCV 106 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 107	09/18/2009	10/26/2009	619102	10/22/2009	1011278
DCV 107 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 108	09/18/2009	10/26/2009	619103	10/22/2009	1011279
DCV 108 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 109	09/18/2009	10/26/2009	619104	10/22/2009	1011280
DCV 109 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 110	09/18/2009	10/26/2009	619105	10/22/2009	1011281
DCV 110 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 111	09/18/2009	10/26/2009	619106	10/22/2009	1011282
DCV 111 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 112	09/18/2009	10/26/2009	619107	10/22/2009	1011283
DCV 112 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 113	09/18/2009	10/26/2009	619108	10/22/2009	1011284
DCV 113 (A)	11/16/2009	11/19/2009	620079	11/30/2009	
DCV 114	11/11/2009	01/11/2010	621714	01/08/2010	1018441
DCV 115	11/11/2009	01/11/2010	621715	01/08/2010	1018442
DCV 116	11/11/2009	01/11/2010	621716	01/08/2010	1018443
DCV 117	11/11/2009	01/11/2010	621717	01/08/2010	1018444
DCV 118	11/11/2009	01/11/2010	621718	01/08/2010	1018445
DCV 119	11/11/2009	01/11/2010	621719	01/08/2010	1018446
DCV 120	11/11/2009	01/11/2010	621720	01/08/2010	1018447
DCV 121	11/11/2009	01/11/2010	621721	01/08/2010	1018448
DCV 122	11/11/2009	01/11/2010	621722	01/08/2010	1018449
DCV 123	11/11/2009	01/11/2010	621723	01/08/2010	1018450
DCV 124	11/11/2009	01/11/2010	621724	01/08/2010	1018451
DCV 125	11/11/2009	01/11/2010	621725	01/08/2010	1018452
DCV 126	11/11/2009	01/11/2010	621726	01/08/2010	1018453

CLAIM	LOCATION DATE	FILED COUNTY	COUNTY DOCUMENT	FILED BLM	BLM SERIAL NO.
DCV 127	11/11/2009	01/11/2010	621727	01/08/2010	1018454
DCV 128	11/11/2009	01/11/2010	621728	01/08/2010	1018455
DCV 129	11/11/2009	01/11/2010	621729	01/08/2010	1018456
DCV 130	11/11/2009	01/11/2010	621730	01/08/2010	1018457
DCV 131	11/11/2009	01/11/2010	621731	01/08/2010	1018458
DCV 132	11/11/2009	01/11/2010	621732	01/08/2010	1018459
DCV 133	11/11/2009	01/11/2010	621733	01/08/2010	1018460
DCV 134	11/11/2009	01/11/2010	621734	01/08/2010	1018461
DCV 135	11/11/2009	01/11/2010	621735	01/08/2010	1018462
DCV 136	11/11/2009	01/11/2010	621736	01/08/2010	1018463
DCV 137	11/11/2009	01/11/2010	621737	01/08/2010	1018464
DCV 138	11/11/2009	01/11/2010	621738	01/08/2010	1018465
DCV 139	11/11/2009	01/11/2010	621739	01/08/2010	1018466
DCV 140	11/11/2009	01/11/2010	621740	01/08/2010	1018467
DCV 141	11/11/2009	01/11/2010	621741	01/08/2010	1018468
DCV 142	11/11/2009	01/11/2010	621742	01/08/2010	1018469
DCV 143	11/11/2009	01/11/2010	621743	01/08/2010	1018470
DCV 144	11/11/2009	01/11/2010	621744	01/08/2010	1018471
DCV 145	11/11/2009	01/11/2010	621745	01/08/2010	1018472
DCV 146	11/11/2009	01/11/2010	621746	01/08/2010	1018473
DCV 147	11/11/2009	01/11/2010	621747	01/08/2010	1018474
DCV 148	11/11/2009	01/11/2010	621748	01/08/2010	1018475
DCV 149	11/11/2009	01/11/2010	621749	01/08/2010	1018476
DCV 150	11/11/2009	01/11/2010	621750	01/08/2010	1018477
DCV 151	11/11/2009	01/11/2010	621751	01/08/2010	1018478
DCV 152	11/11/2009	01/11/2010	621752	01/08/2010	1018479
DCV 153	11/11/2009	01/11/2010	621753	01/08/2010	1018480
DCV 154	11/11/2009	01/11/2010	621754	01/08/2010	1018481
DCV 155	11/11/2009	01/11/2010	621755	01/08/2010	1018482
DCV 156	11/11/2009	01/11/2010	621756	01/08/2010	1018483
DCV 157	11/11/2009	01/11/2010	621757	01/08/2010	1018484
DCV 158	11/11/2009	01/11/2010	621758	01/08/2010	1018485
DCV 159	11/11/2009	01/11/2010	621759	01/08/2010	1018486
DCV 160	11/11/2009	01/11/2010	621760	01/08/2010	1018487
DCV 161	11/11/2009	01/11/2010	621761	01/08/2010	1018488
DCV 162	11/11/2009	01/11/2010	621762	01/08/2010	1018489
DCV 163	11/11/2009	01/11/2010	621763	01/08/2010	1018490

(A) = AMENDED CLAIMS

VIPER PROJECT

FRONTEER DEVELOPMENT (USA) INC.
MINERAL INTEREST - 75%

TOWNSHIP	RANGE	SECTION	PARCEL	TOTAL ACRES
44 NORTH	69 EAST	13	NW1/4	160.00
44 NORTH	69 EAST	13	SE1/4NE1/4	40.00
44 NORTH	69 EAST	13	E1/2SE1/4	80.00
44 NORTH	69 EAST	13	SW1/4SE1/4	40.00
44 NORTH	69 EAST	13	SE1/4SW1/4	40.00
44 NORTH	69 EAST	23	SE1/4NW1/4	40.00
44 NORTH	69 EAST	23	S1/2SW1/4	80.00
44 NORTH	69 EAST	23	W1/2SE1/4	80.00
44 NORTH	69 EAST	24	NE1/4NE1/4	40.00
44 NORTH	69 EAST	24	NE/14NW1/4	40.00
44 NORTH	69 EAST	24	E1/2SE1/4	80.00
44 NORTH	69 EAST	24	SW1/4SE1/4	40.00
44 NORTH	69 EAST	26	E1/2NE1/4	80.00
44 NORTH	69 EAST	26	SW1/4NE1/4	40.00
44 NORTH	69 EAST	26	E1/2NW1/4	80.00
44 NORTH	69 EAST	26	NW1/4NW1/4	40.00
44 NORTH	69 EAST	26	E1/2SW1/4	80.00
44 NORTH	69 EAST	35	N1/2NE1/4	80.00
44 NORTH	69 EAST	35	W1/2SW1/4	80.00
44 NORTH	69 EAST	35	SW1/4NW1/4	40.00
44 NORTH	69 EAST	36	NW1/4NW1/4	40.00
44 NORTH	70 EAST	18	LOT 1	39.99
44 NORTH	70 EAST	18	LOT 2	40.06
44 NORTH	70 EAST	18	LOT 3	40.27
44 NORTH	70 EAST	19	SE1/4SW1/4	40.00
44 NORTH	70 EAST	30	LOT 1	40.29

VIPER PROJECT

Mineral Lease effective January 28, 2011 between
John and Judy Wilkins
Anthony Arthur Wilkins
Joseph Russell and Mary Edith Wilkins
And John Wilkins as Trustee for the David Joseph Wilkins Irrevocable Family Trust

TOWNSHIP	RANGE	SECTION	PARCEL	TOTAL ACRES
44 NORTH	69 EAST	13	NW1/4	160.00
44 NORTH	69 EAST	13	SE1/4NE1/4	40.00
44 NORTH	69 EAST	13	E1/2SE1/4	80.00
44 NORTH	69 EAST	13	SW1/4SE1/4	40.00
44 NORTH	69 EAST	13	SE1/4SW1/4	40.00
44 NORTH	69 EAST	23	SE1/4NW1/4	40.00
44 NORTH	69 EAST	23	S1/2SW1/4	80.00
44 NORTH	69 EAST	23	W1/2SE1/4	80.00
44 NORTH	69 EAST	24	NE1/4NE1/4	40.00
44 NORTH	69 EAST	24	NE/14NW1/4	40.00
44 NORTH	69 EAST	24	E1/2SE1/4	80.00
44 NORTH	69 EAST	24	SW1/4SE1/4	40.00
44 NORTH	69 EAST	26	E1/2NE1/4	80.00
44 NORTH	69 EAST	26	SW1/4NE1/4	40.00
44 NORTH	69 EAST	26	E1/2NW1/4	80.00
44 NORTH	69 EAST	26	NW1/4NW1/4	40.00
44 NORTH	69 EAST	26	E1/2SW1/4	80.00
44 NORTH	69 EAST	35	N1/2NE1/4	80.00
44 NORTH	69 EAST	35	W1/2SW1/4	80.00
44 NORTH	69 EAST	35	SW1/4NW1/4	40.00
44 NORTH	69 EAST	36	NW1/4NW1/4	40.00
44 NORTH	70 EAST	18	LOT 1	39.99
44 NORTH	70 EAST	18	LOT 2	40.06
44 NORTH	70 EAST	18	LOT 3	40.27

EASTER PROJECT
LINCOLN COUNTY, NEVADA
Township 5 South, Range 66 East
Sections 17 & 18

(Total Claims: 20)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

EASTER 1	09/16/2009	11/09/2009	134489	10/26/2009	1011443
EASTER 2	09/16/2009	11/09/2009	134490	10/26/2009	1011444
EASTER 3	09/16/2009	11/09/2009	134491	10/26/2009	1011445
EASTER 4	09/16/2009	11/09/2009	134492	10/26/2009	1011446
EASTER 5	09/16/2009	11/09/2009	134493	10/26/2009	1011447
EASTER 6	09/16/2009	11/09/2009	134494	10/26/2009	1011448
EASTER 7	09/16/2009	11/09/2009	134495	10/26/2009	1011449
EASTER 8	09/16/2009	11/09/2009	134496	10/26/2009	1011450
EASTER 9	09/16/2009	11/09/2009	134497	10/26/2009	1011451

EASTER 10	10/03/2009	11/09/2009	134498	10/26/2009	1011452
EASTER 11	10/03/2009	11/09/2009	134499	10/26/2009	1011453
EASTER 12	10/03/2009	11/09/2009	134500	10/26/2009	1011454

EASTER 13	09/16/2009	11/09/2009	134501	10/26/2009	1011455
EASTER 14	09/16/2009	11/09/2009	134502	10/26/2009	1011456
EASTER 15	09/16/2009	11/09/2009	134503	10/26/2009	1011457
EASTER 16	09/16/2009	11/09/2009	134504	10/26/2009	1011458
EASTER 17	09/16/2009	11/09/2009	134505	10/26/2009	1011459
EASTER 18	09/16/2009	11/09/2009	134506	10/26/2009	1011460
EASTER 19	09/16/2009	11/09/2009	134507	10/26/2009	1011461
EASTER 20	09/16/2009	11/09/2009	134508	10/26/2009	1011462

All claims subject to the following document:

Option and Earn-In Agreement effective January 4, 2010 by and between Gryphon Gold Corp., a Nevada corporation, through its wholly owned subsidiary Nevada Eagle Resources LLC, a Nevada limited liability company and La Quinta Resources Corporation, a corporation organized under the laws of Canada, La Quinta Resources, 1201-1111 West Hastings Street, Vancouver, British Columbia Canada V6E 2J3.

GOLD SPRINGS 2 PROJECT

LINCOLN COUNTY, NEVADA
Township 1 North, Range 71 East
Sections 19 & 29-32

(Total Claims: 53)

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

MN-31	01/20/2003	04/18/2003	120017	04/17/2003	846731
MN-32	01/20/2003	04/18/2003	120018	04/17/2003	846732
MN-33	0l/20/2003	04/18/2003	120019	04/17/2003	846733
MN-34	01/20/2003	04/18/2003	120020	04/17/2003	846734
MN-35	01/20/2003	04/18/2003	120021	04/17/2003	846735
MN-36	01/20/2003	04/18/2003	120022	04/17/2003	846736
MN-37	01/20/2003	04/18/2003	120023	04/17/2003	846737
MN-38	01/20/2003	04/18/2003	120024	04/17/2003	846738
MN-39	01/20/2003	04/18/2003	120025	04/17/2003	846739
MN-40	0l/20/2003	04/18/2003	120026	04/17/2003	846740
MN-41	01/20/2003	04/18/2003	120027	04/17/2003	846741
MN-42	01/20/2003	04/18/2003	120028	04/17/2003	846742

MN-43A	02/16/2003	04/18/2003	120029	04/17/2003	846743
MN-44A	02/16/2003	04/18/2003	120030	04/17/2003	846744

MN-45	01/21/2003	04/18/2003	120031	04/17/2003	846745
MN-46	02/16/2003	04/18/2003	120032	04/17/2003	846746
MN-47	01/21/2003	04/18/2003	120033	04/17/2003	846747

MN-130	01/21/2003	04/18/2003	120034	04/17 /2003	846748
MN-131	01/21/2003	04/18/2003	120035	04/17/2003	846749
MN-132	01/21/2003	04/18/2003	120036	04/17/2003	846750
MN-133	01/21/2003	04/18/2003	120037	04/17/2003	846751

MN-108	01/19/2003	04/18/2003	120038	04/17/2003	846752
MN-109	01/19/2003	04/18/2003	120039	04/17/2003	846753
MN-110	01/19/2003	04/18/2003	120040	04/17/2003	846754
MN-111	01/19/2003	04/18/2003	120041	04/17/2003	846755
MN-112	01/19/2003	04/18/2003	120042	04/17/2003	846756
MN-113	01/19/2003	04/18/2003	120043	04/17/2003	846757
MN-114	01/19/2003	04/18/2003	120044	04/17/2003	846758
MN-115	01/19/2003	04/18/2003	120045	04/17/2003	846759
MN-116	01/19/2003	04/18/2003	120046	04/17/2003	846760
MN-117	01/19/2003	04/18/2003	120047	04/17/2003	846761

	LOCATION	FILED	COUNTY		BLM
CLAIM	DATE	COUNTY	DOCUMENT	FILED BLM	SERIAL NO.

MN-118	01/19/2003	04/18/2003	120048	04/17/2003	846762
MN-119	01/19/2003	04/18/2003	120049	04/17/2003	846763
MN-120	01/19/2003	04/18/2003	120050	04/17/2003	846764
MN-121	01/19/2003	04/18/2003	120051	04/17/2003	846765

MN-181	01/19/2003	04/18/2003	120052	04/17/2003	846766
MN-182	01/19/2003	04/18/2003	120053	04/17/2003	846767
MN-183	01/19/2003	04/18/2003	120054	04/17/2003	846768
MN-184	01/19/2003	04/18/2003	120055	04/17/2003	846769
MN-185	01/19/2003	04/18/2003	120056	04/17/2003	846770
MN-186	01/19/2003	04/18/2003	120057	04/17/2003	846771
MN-187	01/19/2003	04/18/2003	120058	04/17/2003	846772
MN-188	01/19/2003	04/18/2003	120059	04/17/2003	846773

MN-21	05/10/2003	07/28/2003	120568	07/07/2003	849467
MN-22	05/10/2003	07/28/2003	120569	07/07/2003	849468
MN-23	05/10/2003	07/28/2003	120570	07/07/2003	849469
MN-24	05/10/2003	07/28/2003	120571	07/07/2003	849470
MN-25	05/10/2003	07/28/2003	120572	07/07/2003	849471
MN-26	05/10/2003	07/28/2003	120573	07/07/2003	849472
MN-27	05/10/2003	07/28/2003	120574	07/07/2003	849473
MN-28	05/10/2003	07/28/2003	120575	07/07/2003	849474
MN-29	05/10/2003	07/28/2003	120576	07/07/2003	849475
MN-30	05/10/2003	07/28/2003	120577	07/07/2003	849476

All claims subject to the following document:

Option and Earn-In Agreement effective January 10, 2010 by and between Gryphon Gold Corp., a Nevada corporation, through its wholly owned subsidiary Nevada Eagle Resources LLC, a Nevada limited liability company, and High Desert Gold Corporation, a Delaware corporation., through its wholly owned subsidiary, Nevada High Desert Gold LLC, a Nevada limited liability company.

GOLD SPRINGS 2 PROJECT

IRON COUNTY, UTAH
Township 34 South, Range 20 West, Sections 1
Township 33 South, Range 20 West, Sections 24, 25, 26, 35, 36

(Total Claims: 74)

	LOCATION	COUNTY		BLM
CLAIM	DATE	DOCUMENT	FILED BLM	SERIAL NO.

ETNA 1	08/21/2002	456463	11/19/2002	369036
ETNA 2	08/21/2002	456464	11/19/2002	369037

ETNA 3	02/14/2003	463638	04/25/2003	369560
ETNA 4	02/14/2003	463639	04/25/2003	369561
ETNA 5	02/14/2003	463640	04/25/2003	369562
ETNA 6	02/14/2003	463641	04/25/2003	369563

ETNA 7	02/15/2003	463642	04/25/2003	369564
ETNA 8	02/15/2003	463643	04/25/2003	369565
ETNA 9	02/15/2003	463644	04/25/2003	369566

CND 8	02/15/2003	463645	04/25/2003	369567
CND 9	02/15/2003	463646	04/25/2003	369568
CND 10	02/15/2003	463647	04/25/2003	369569
CND 11	02/15/2003	463648	04/25/2003	369570
CND 12	02/15/2003	463649	04/25/2003	369571
CND 13	02/15/2003	463650	04/25/2003	369572
CND 14	02/15/2003	463651	04/25/2003	369573
CND 15	02/15/2003	463652	04/25/2003	369574
CND 16	02/15/2003	463653	04/25/2003	369575
CND 17	02/15/2003	463654	04/25/2003	369576
CND 18	02/15/2003	463655	04/25/2003	369577
CND 19	02/15/2003	463656	04/25/2003	369578
CND 20	02/15/2003	463657	04/25/2003	369579
CND 21	02/15/2003	463658	04/25/2003	369580

GS1	02/15/2003	463659	04/25/2003	369581
GS2	02/15/2003	463660	04/25/2003	369582
GS3	02/15/2003	463661	04/25/2003	369583
GS4	02/15/2003	463662	04/25/2003	369584
GS5	02/15/2003	463663	04/25/2003	369585
GS6	02/15/2003	463664	04/25/2003	369586
GS7	02/15/2003	463665	04/25/2003	369587
GS8	02/15/2003	463666	04/25/2003	369588

	LOCATION	COUNTY		BLM
CLAIM	DATE	DOCUMENT	FILED BLM	SERIAL NO.

GS 9	02/15/2003	463667	04/25/2003	369589
GS 10	02/15/2003	463668	04/25/2003	369590
GS 11	02/15/2003	463669	04/25/2003	369591
GS 12	02/15/2003	463670	04/25/2003	369592
GS 13	02/15/2003	463471	04/25/2003	369593
GS 14	02/15/2003	463472	04/25/2003	369594
GS 15	02/15/2003	463473	04/25/2003	369595
GS 16	02/15/2003	463474	04/25/2003	369596
GS 17	02/15/2003	463475	04/25/2003	369597
GS 18	02/15/2003	463476	04/25/2003	369598
GS 19	02/15/2003	463477	04/25/2003	369599
GS 20	02/15/2003	463478	04/25/2003	369600
GS 21	02/15/2003	463479	04/25/2003	369601
GS 22	02/15/2003	463480	04/25/2003	369602
GS 23	02/15/2003	463481	04/25/2003	369603
GS 24	02/15/2003	463482	04/25/2003	369604

ETNA 10	04/12/2003	465039	07/07/2003	369942
ETNA 11	04/12/2003	465040	07/07/2003	369943
ETNA 12	04/12/2003	465041	07/07/2003	369944
ETNA 13	04/12/2003	465042	07/07/2003	369945
ETNA 14	04/12/2003	465043	07/07/2003	369946

GRETA 4	12/11/2004	499608	03/07/2005	373928
GRETA 5	12/11/2004	499609	03/07/2005	373929
GRETA 6	12/11/2004	499610	03/07/2005	373930
GRETA 7	12/11/2004	499611	03/07/2005	373931
GRETA 8	12/11/2004	499612	03/07/2005	373932
GRETA 9	12/11/2004	499613	03/07/2005	373933
GRETA 10	12/11/2004	499614	03/07/2005	373934
GRETA 11	12/11/2004	499615	03/07/2005	373935
GRETA 12	12/11/2004	499616	03/07/2005	373936
GRETA 13	12/11/2004	499617	03/07/2005	373937

GRETA 14	12/12/2004	499618	03/07/2005	373938
GRETA 15	12/12/2004	499619	03/07/2005	373939
GRETA 16	12/12/2004	499620	03/07/2005	373940
GRETA 17	12/12/2004	499621	03/07/2005	373941
GRETA 18	12/12/2004	499622	03/07/2005	373942
GRETA 19	12/12/2004	499623	03/07/2005	373943

GRETA 1	09/14/2005	518138	12/05/2005	380860
GRETA 1*	02/17/2006	523765	02/21/2006

	LOCATION	COUNTY		BLM
CLAIM	DATE	DOCUMENT	FILED BLM	SERIAL NO.

GRETA 2 GRETA 2*	09/14/2005 02/17/2006	518139 523766	12/05/2005 02/21/2006	380861

GRETA 3 GRETA 3*	09/14/2005 02/17/2005	518140 523767	12/05/2005 02/21/2006	380862

ETNA 15 ETNA 15*	09/14/2005 02/17/2006	518145 523772	12/05/2005 02/21/2006	380867

ETNA 16 ETNA 16*	09/14/2005 02/17/2006	518146 523773	12/05/2005 02/21/2006	380868

ETNA 17 ETNA 17*	09/14/2005 02/17/2006	518147 523774	12/05/2005 02/21/2006	380869

*Amended Certificates of Location

All claims subject to the following document:

Option and Earn-In Agreement effective January 10, 2010 by and between Gryphon Gold Corp., a Nevada corporation, through its wholly owned subsidiary Nevada Eagle Resources LLC, a Nevada limited liability company, and High Desert Gold Corporation, a Delaware corporation, through its wholly owned subsidiary, Nevada High Desert Gold LLC, a Nevada limited liability company.

GOILD SPRINGS 2 PROJECT

IRON COUNTY, UTAH
Township 33 South, Range 20 West, Section 25

	(Total Claims: 2)
CLAIM NAME	BOOK	PAGE	BLM SERIAL NUMBER

GRANDEE #2	130	86	159222

GRANDEE #4	130	483	159224

Claims subject to that Mining Lease with Option to Purchase Agreement effective June 11, 2009 by and between Burgess Farms, a Utah corporation and Nevada Eagle Resources LLC, a Nevada corporation.

Exploration Properties - Turkey

N
Istanbul
Samsun
Ispir
Ankara
Er
Aktarma
Republic of Turkey
Yunt Dag
Izmir
Adana
Aleppo
0 37.5 75 150 225 300
Kilometers

N
Republic of Turkey
Pirentepe
TV Tower
Halilaga
Aktarma
TS_BIGA_TRUVABAKIR_LICENSES_region
TS_BIGA_ORTATRUVA_LICENSES_region
AKTARMA_FEM_LICENCES_2010_region
Pirentepe_Tenure_update_region
Halilaga Licenses_region
TV Tower Licenses_region
0 5 10 20 30 40
Kilometers

WEST PEQUOP AOI
LAND OWNERSHIP

6
NC
5
7
9
NC
17
21
29
Owned
Private Land
33
T36N R65E
5
NC
T35N R65E
(North half)
NC
NORTH
1000 0 1000 2000 3000
Meters
Scale: 1:100,000
Leased Private Land
NC
Land not controlled
Unpatented mining claims

T36N R65E
5
Section Number
7
WEST PEQUOP
AOI BOUNDARY
1.0 square mile
17
21
Acrobat
Sec 34
Mtn Top
33
T35N R65E
(North half)
lode claim-
not controlled
Areas of drilling
Lands Not Controlled within AOI
Private Lands (various owners)
Federal (BLM) open
West Pequop Project LLC Controlled lands
Leased private surface and minerals
Leased/optioned private minerals
Owned private surface
Unpatented mining claims
NORTH
1000 0 1000 2000 3000
Meters
Scale: 1:100,000

Map provided by AuEx Ventures Inc., 2010
Modified by SRK

NOTICE OF LEASE AMENDMENT #189157

NLRC is the Lessor and AUEX, INC. is the Lessee under that certain Exploration License and Option to Lease Agreement, dated April 23, 2009 and designated in the files of NLRC as Contract No. 189157, relating to use of Premises situate in the County of Elko, State of Nevada, (the "Premises") for the purpose of conducting exploration for minerals as defined in the Exploration License and Option to Lease Agreement. Said contract, together with any and all modifications, supplements and amendments thereto, whether or not referred to above, being hereinafter called the "Lease".

Effective July 9, 2009, upon the terms and conditions hereinafter set forth, the lease is amended and modified as follows:

AGREEMENT

1. The description of the Premises is amended to remove the following Leased acreage, more particularly described as that property situate in Elko County

Township 36 North, Range 63 East, M.D.B.& M

Section 17	All	Mineral Rights conveyed to A.J.Morin	640.00 acres
Section 21	All	Mineral Rights conveyed to ICI Cattle & Timber	640.00 acres
Section 29	All	Mineral Rights conveyed to ICI Cattle & Timber	640.00 acres

Township 38 North, Range 65 East, M.D.B.& M

Section 29	All	Mineral Rights conveyed to Madeline Lands	640.00 acres

The description of the Premises is amended to include the following Leased acreage, more particularly described as that property situate in Elko County

Township 37 North, Range 63 East, M.D.B.& M

Section 03	Portion south of 200' south of CL of SPRR R/W	299.28 acres
Section 05	Portion of S/2 southeast of 200' of CL of SPRR R/W	121.10 acres
Section 09	Portion north of I-80 R/W	75.65 acres

Township 37 North, Range 65 East, M.D.B.& M

Section 15	All	640.00 acres

The remaining Leased acreage is more particularly described in Revised Exhibit "B", attached hereto and made a part hereof, which shall replace any and all previous legal descriptions or Exhibits of said Lease.

2. The above reduction/increase changes the current Leased acreage in Exhibit "B" from 44,956.35 to 43,532.38 acres, a total reduction of 1,423.97 acres.

3. It is mutually understood and agreed that the Lease fee for the period of April 23, 2009 – April 23, 2010 shall be $37,640.81, or .75 cents per acre for the Exhibit "A" property and .375 cents for the Revised Exhibit "B" property.

4. Except as herein amended and supplemented, the Lease shall remain unchanged and continue in full force and effect as written.

REVISED EXHIBIT B

County	APN	Twn	Rng	Sec	Aliquot	Acreage
Elko	08-530-005	T34N	R63E	03	All	636.08
Elko	09-090-001	T34N	R64E	01	All	638.60
Elko	09-090-002	T34N	R64E	03	All	637.28
Elko	09-090-003	T34N	R64E	05	All	639.28
Elko	09-090-004	T34N	R64E	11	All	640.00
Elko	09-090-007	T34N	R64E	13	All	640.00
Elko	09-090-009	T34N	R64E	17	All	640.00
Elko	09-100-003	T35N	R64E	05	All	637.12
Elko	09-100-005	T35N	R64E	09	All	640.00
Elko	09-100-004	T35N	R64E	11	All	640.00
Elko	09-100-007	T35N	R64E	13	All	640.00
Elko	09-100-008	T35N	R64E	15	All	640.00
Elko	09-100-012	T35N	R64E	19	All	622.36
Elko	09-100-011	T35N	R64E	21	All	640.00
Elko	09-100-010	T35N	R64E	23	All	640.00
Elko	09-100-013	T35N	R64E	25	All	640.00
Elko	09-100-014	T35N	R64E	27	All	640.00
Elko	09-100-015	T35N	R64E	29	All	640.00
Elko	09-100-018	T35N	R64E	31	All	624.40
Elko	09-100-017	T35N	R64E	33	All	640.00
Elko	09-100-016	T35N	R64E	35	All	640.00
Elko	08-330-003	T36N	R62E	01	All	625.72
Elko	08-330-015	T36N	R62E	13	Lots 1-4, W/2 NE/4, W/2 SE/4, W/2 (All)	634.60
Elko	08-550-001	T36N	R63E	01	All	639.00
Elko	08-550-006	T36N	R63E	07	All	634.88
Elko	08-550-004	T36N	R63E	11	All	640.00
Elko	08-550-007	T36N	R63E	13	All	640.00
Elko	09-110-003	T36N	R64E	03	All	644.12
Elko	09-110-004	T36N	R64E	05	All	643.80
Elko	09-110-009	T36N	R64E	17	All	640.00
Elko	09-110-012	T36N	R64E	19	All	642.52
Elko	09-110-011	T36N	R64E	21	All	640.00
Elko	09-110-015	T36N	R64E	35	All	640.00
Elko	09-330-002	T36N	R65E	05	All	643.36
Elko	09-330-004	T36N	R65E	07	All	635.40
Elko	08-340-009	T37N	R62E	25	All	640.00
Elko	08-560-007	T37N	R63E	03	Ptn south of 200' south of CL of SPRR R/W	299.28
Elko	08-560-008	T37N	R63E	05	Ptn of S/2 southeast of 200' of CL of SPRR R/W	121.10
Elko	08-560-011	T37N	R63E	07	Ptn north of I-80 R/W and south of SPRR R/W	120.04
Elko	08-560-024	T37N	R63E	09	Ptn north of I-80 R/W	75.65
Elko	08-560-017	T37N	R63E	19	All	630.12
Elko	08-560-023	T37N	R63E	31	All	632.00
Elko	08-560-021	T37N	R63E	35	All	640.00
Elko	09-120-002	T37N	R64E	01	All	638.40
Elko	09-340-005	T37N	R65E	03	All	656.72
Elko	09-340-009	T37N	R65E	07	All	714.72

REVISED EXHIBIT B

Elko	09-340-008	T37N	R65E	09	All	640.00
Elko	09-340-007	T37N	R65E	11	All	640.00
Elko	09-340-010	T37N	R65E	15	All	640.00
Elko	09-340-011	T37N	R65E	17	All	640.00
Elko	09-340-015	T37N	R65E	29	All	640.00
Elko	09-340-017	T37N	R65E	31	All	643.07
Elko	09-340-016	T37N	R65E	33	All	640.00
Elko	09-130-002	T38N	R64E	13	Ptn southeast of the CPRR R/W	581.14
Elko	09-130-006	T38N	R64E	15	All except 48.38 Ac. in CPRR R/W	591.62
Elko	09-130-009	T38N	R64E	21	All except 50.00 Ac. in CPRR R/W	590.00
Elko	09-130-008	T38N	R64E	23	All	640.00
Elko	09-130-010	T38N	R64E	25	All	640.00
Elko	09-130-012	T3SN	R64E	29	Ptn of the SE/4 southeast of the CPRR R/W	28.28
Elko	09-130-013	T38N	R64E	35	All	640.00
Elko	09-350-002	T38N	R65E	03	Ptn south of the SPRR R/W	251.20
Elko	09-350-005	T38N	R65E	05	Ptn south of the SPRR R/W	293.20
Elko	09-350-008	T38N	R65E	07	Ptn south of the SPRR R/W	550.04
Elko	09-350-007	T38N	R65E	09	All	640.00
Elko	09-350-006	T38N	R65E	11	All	640.00
Elko	09-350-009	T38N	R65E	15	All	640.00
Elko	09-350-010	T38N	R65E	17	All	640.00
Elko	09-350-014	T38N	R65E	19	All	624.08
Elko	09-350-013	T38N	R65E	20	NW/4 NE/4	40.00
Elko	09-350-012	T38N	R65E	21	All	640.00
Elko	09-350-011	T38N	R65E	23	All	640.00
Elko	09-350-015	T38N	R65E	27	All	640.00
Elko	09-350-017	T38N	R65E	31	N/2	313.20
Elko	09-350-019	T38N	R65E	33	All	640.00
Elko	09-350-018	T38N	R65E	35	All	640.00
						43,532.38

Exploration License and Option to Lease Agreement #189157

This Exploration License and Option to Lease Agreement ("Agreement") is made and entered into by and between Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Nevada ("NLRC"), and AuEx, Inc., a Nevada corporation ("AuEx").

Recitals

A. NLRC owns certain real property and mineral rights situated in Elko County, Nevada, more particularly described in Exhibit A and Exhibit B attached to and by this reference incorporated in this Agreement (the "Property").

B. NLRC desires to grant to AuEx a limited license to enter on and the option to lease the Property and AuEx desires to receive such a limited license and the option to lease the Property from NLRC upon the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises and understandings, the parties agree as follows:

1. Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1 **"AuEx"** means AuEx, Inc., a Nevada corporation, and its successors and assigns.

1.2 **"Effective Date"** means April 23, 2009.

1.3 **"Excluded Minerals"** means the materials and minerals which are excluded from the definition of "Minerals" in Section 1.6.

1.4 **"Governmental Regulations"** means all directives, edicts, laws, orders, ordinances, regulations and orders of governmental authority.

1.5 **"Interest Rate"** means prime rate, as established by the Commissioner of Financial Institutions of the State of Nevada, plus two percent (2%) per annum.

1.6 **"Minerals"** means gold, silver, platinum, antimony, mercury, copper, lead, zinc, and all other metals, mineral elements, mineral compounds and mineral materials which are contemplated to exist on the Property or which are after the Effective Date discovered on the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date, but excluding, specifically, aggregate, building stone, clay, decorative stone, gravel, sand, geothermal resources and coal, oil, gas and all other hydrocarbons, all of which excluded resources NLRC reserves to itself.

1.7 **"Mining Lease"** means the Mining Lease and Option to Purchase in the form of Exhibit C attached to and by this reference incorporated in this Agreement to be entered by NLRC and AuEx on AuEx's exercise of the Option.

1.8 **"NLRC"** means Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Nevada, and its successors and assigns.

Exploration License and Option to Lease – Reviewed by NLRC 3/26/2009
Page 1 of 15

1.9 **"Option"** means the option granted by NLRC to AuEx to enter into the Mining Lease.

1.10 **"Mineral Rights"** means the reserved mineral rights owned by NLRC which are described on Exhibit B.

1.11 **"Patented Lands"** means the patented fee lands described in Exhibit A.

1.12 **"Property"** means the real property and Mineral Rights described in Exhibit A and Exhibit B, attached to and by this reference incorporated in this Agreement consisting of approximately 73,377.91 acres.

2. Term. The term of this Agreement shall commence on the Effective Date and shall expire at the end of six (6) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended.

3. License.

3.1 Grant of License. NLRC grants to AuEx a license to enter on the Property for the sole purpose of conducting exploration for Minerals, including geological mapping, sampling and assaying and geochemical and geophysical surveys, including reasonable right of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface and water located on the Property as may be reasonably needed for such purposes, provided that AuEx's activities shall not alter, destroy or disturb the surface of the Property in a manner which requires reclamation of the affected portion of the Property. AuEx shall have no right to extract, mine or remove any material, Minerals or mineral substances from the Property for any commercial purpose, sale or use.

3.2 Livestock. AuEx acknowledges that NLRC or a lessee or licensee of NLRC may graze livestock on the Property and agrees that NLRC shall have no liability or responsibility for, and AuEx shall defend, indemnify and hold harmless NLRC against, any actions, claims, costs (including court costs and attorney's fees), damages, liabilities or losses for injury to or death of any livestock on the Property which result from AuEx's activities on the Property. NLRC shall defend, indemnify and hold harmless AuEx against any actions, claims, costs (including court costs and attorney's fees), damages, liabilities or losses for injury to or death of any livestock on the Property which result from NLRC's activities on the Property.

3.3 NLRC's Reservation of Interests and Rights. NLRC reserves the right to occupy, possess and use the Property for any purpose, including the exploration for, development of and mining of any Excluded Minerals, and NLRC reserves the right to convey, lease, license or otherwise deal with or transfer all or any part of the Property, provided that any such transaction shall preserve AuEx's rights under this Agreement.

4. Option. NLRC grants to AuEx the option to lease all of or any portion of the Property in one or more Mining Leases in accordance with the terms of the Mining Lease, using the form attached hereto as Exhibit C. If AuEx elects to exercise the Option, AuEx shall deliver written notice to NLRC. AuEx's notice shall describe the portion of the Property which AuEx elects to lease, which in any section of the public survey shall be not less than all of the land owned by NLRC in such section of the public survey. The parties shall prepare a description of the Property subject to the Mining Lease which shall be identified as Exhibit A and shall be attached to the Mining Lease. On NLRC's receipt of AuEx's notice of exercise of the Option, the parties shall complete, execute and deliver the Mining Lease within thirty (30) days after NLRC's receipt of AuEx's notice of its election to exercise the Option. The Mining Lease shall supersede this Agreement in respect of the portion of the Property which is subject to the Mining Lease,

Exploration License and Option to Lease – Reviewed by NLRC 3/26/2009
Page 2 of 15

provided, however, that AuEx shall remain obligated to perform its obligations in respect to such portion of the Property which expressly survive termination of this Agreement or which arise from or relate to AuEx's occupation, possession or use of the Property before the effective date of the Mining Lease. Unless this Agreement is otherwise terminated, this Agreement shall remain effective with respect to the portion of the Property which is not included in AuEx's notice of its exercise of the Option.

5. Payments.

5.1 Cash Payments. In consideration of NLRC's grant of this license and Option, AuEx shall pay to NLRC the payments described in this Section. During each of the first four years of the term of this Agreement, AuEx shall pay to NLRC the sum of seventy five cents ($0.75) per acre where NLRC owns Patented Lands in full("Exhibit A"); and the sum of thirty seven and one half cents ($0.375) per acre for lands where NLRC owns Mineral Rights without surface ownership ("Exhibit B"). During the fifth and sixth years of this Agreement, AuEx shall pay NLRC double the amounts specified above for fee and Mineral Rights lands respectively. AuEx's obligation to pay the payments for the first year of the term of this Agreement is unconditional. AuEx shall have no payment obligations under this Section following AuEx's termination of this Agreement, except payments which accrue before the effective date of termination. AuEx's first payment shall be paid on the parties' execution of this Agreement. AuEx shall pay all subsequent payments in equal quarterly installments which shall be due and payable on or before the first day of each calendar quarter.

5.2 Compensation for Damage. AuEx shall fully compensate NLRC for all damage, injury and loss to or diminution in value of the Property or any of NLRC's improvements or personal property on the Property, arising from or relating to AuEx's occupation, possession and use of the Property, provided that AuEx shall have no obligations under this Section for any condition on the Property existing before the Effective Date or arising from the activities on the Property of NLRC and its assignees or lessees. NLRC shall promptly notify AuEx of any damage, injury, loss or diminution in value. The amount of compensation payable by AuEx to NLRC shall be determined by agreement between the parties. Failing such agreement, within one (1) month after NLRC's delivery of notice to AuEx, the issue of the amount of compensation payable by AuEx to NLRC shall be referred to a qualified appraiser selected by both parties. If the parties are unable to agree upon a single appraiser, each party shall select one (1) appraiser and the two appraisers so selected shall select a third appraiser. The appraised amount of the damage, injury, loss or diminution in value shall be the average of the appraised amounts determined by the three appraisers. AuEx shall pay to NLRC the compensation payable under this Section within thirty (30) days after the parties' agreement or completion of the appraisal which establishes the amount of such compensation.

6. Compliance With The Law. AuEx shall, at AuEx's sole cost, promptly comply with all Governmental Regulations relating to AuEx's activities on, use or occupancy of the Property for exploration. AuEx shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of conditions on the Property which result from AuEx's activities on, use or occupancy of the Property, and AuEx shall defend, indemnify and hold harmless NLRC from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to AuEx's failure to comply with any applicable Governmental Regulations. NLRC agrees to cooperate with AuEx in AuEx's application for governmental licenses, permits and approvals, the costs of which shall be borne by AuEx. NLRC shall defend, indemnify and hold harmless AuEx from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to NLRC's failure to comply with any applicable Governmental Regulations.

7. Notice of Commencement of Exploration. AuEx shall inform NLRC when AuEx commences exploration activities on the Property.

Exploration License and Option to Lease – Reviewed by NLRC 3/26/2009
Page 3 of 15

8. Liens and Notices of Nonresponsibility. AuEx agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by AuEx, and to pay, and defend, indemnify and hold harmless NLRC against and from, all indebtedness and liabilities incurred by or for AuEx which-may or might become a lien, charge or encumbrance; except that AuEx need not discharge or release any such lien, charge or encumbrance so long as AuEx disputes or contests the lien, charge or encumbrance, provided that if judgment is entered against AuEx or NLRC for such a lien, charge or encumbrance, AuEx shall post a bond sufficient to discharge such lien, claim or encumbrance. NLRC shall defend, indemnify and hold harmless AuEx against and from any lien, charge or encumbrance against the interest of AuEx under this Agreement or in the Property which is made or caused by NLRC. NLRC intends to record a notice of nonresponsibility.

9. Insurance and Indemnity.

9.1 AuEx's Liability Insurance. AuEx shall, at AuEx's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage.

9.2 Form and Certificates. The policy of insurance required to be carried by AuEx pursuant to this Section shall be with a recognized, solvent insurance company licensed to do business in the State of Nevada with a AAA rating. Such policy shall name NLRC as an additional insured. AuEx's insurance policy shall also be primary insurance, without right of contribution from any policy carried by NLRC. A certificate of insurance and a copy of AuEx's insurance policy shall be provided to NLRC before any entry by AuEx or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to NLRC.

9.3 Waiver of Subrogation. AuEx and NLRC each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by NLRC or AuEx and in force at the time of such loss or damage.

9.4 Waiver and Indemnification. NLRC shall not be liable to AuEx and AuEx waives all claims against NLRC for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to AuEx's business conducted on the Property. Each party shall defend, indemnify and hold harmless the other party and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done permitted or suffered by the first party or its agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by the first party in the performance of any obligation on the part of the first party to be performed under the terms of this Agreement (all of the foregoing collectively referred to as "General Indemnity Claims"), excluding, however, the negligence of the other party. The indemnifying party agrees to defend all General Indemnity Claims on behalf of the other party. The obligations of the indemnifying party contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

10. Environmental. AuEx shall conduct its activities on the Property in compliance with all applicable Environmental Laws as defined in this Section. Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance,

Exploration License and Option to Lease – Reviewed by NLRC 3/26/2009
Page 4 of 15

permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

11. Relationship of the Parties.

11.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

11.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest of right offered to it outside the scope of this Agreement.

12. Inspection. NLRC or NLRC's duly authorized representatives shall be permitted to enter on the Property and AuEx's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of AuEx. NLRC shall defend, indemnify and hold harmless AuEx from and against all claims, liabilities, obligations, losses, causes of action, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages which arise from or relate to NLRC's activities on the Property.

13. Reports. On or before January 31 of each year, AuEx shall deliver to NLRC a comprehensive report of all exploration, operations and work conducted by AuEx on the Property for the preceding calendar year.

14. Title. Except as expressly provided in this Section, NLRC disclaims any covenant, representation or warranty concerning NLRC's title to the Property subject to this Agreement. NLRC represents title as follows: (a) to NLRC's best knowledge, formed without specific inquiry, there are no adverse claims of title against NLRC's title to the Property; (b) NLRC has not granted to any other Party any interest or right to acquire any interest in the Property, and (c) the Property is free and clear of all liens, claims and encumbrances created by, through or under NLRC. AuEx acknowledges that NLRC has disclosed to AuEx the title insurance policy issued to NLRC when NLRC purchased the Property, and AuEx acknowledges that title to the Property is subject to certain of the exceptions described in the title insurance policy.

15. Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

15.1 No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

15.2 Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

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15.3 Authority. That it has due authority and right to enter into this Agreement and to perform its obligations under this Agreement.

16. Termination by NLRC. In the event of any default or failure by AuEx to comply with any of the covenants, terms or conditions of this Agreement, NLRC shall be entitled to give AuEx written notice of the default which shall specify details of the default. If the asserted default is a monetary default and such monetary default is not remedied within thirty (30) days after AuEx's receipt of the notice, NLRC may terminate this Agreement by delivering notice to AuEx of NLRC's termination of this Agreement. If the asserted default is a material, nonmonetary default and such material, nonmonetary default is not remedied within forty-five (45) days after AuEx's receipt of the notice, provided the material, nonmonetary default can reasonably be cured within that time, or, if not, if AuEx has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, NLRC may terminate this Agreement by delivering notice to AuEx of NLRC's termination of this Agreement.

16.1 Termination by NLRC via Third Party Sale/Transfer. For sales or exchanges of the Property, AuEx shall have the option to either (a) match the sales price or exchange the applicable sections of the Property on the same terms and conditions as the offer or exchange for; or (b) release the applicable section from this agreement.

When NLRC receives and accepts an offer for purchase of the Property, NLRC shall deliver notice to AuEx within 10 days of receipt of the offer for purchase or exchange. The notice shall contain all the material terms of the purchase offer. AuEx shall have thirty (30) days from the delivery of the notice to make the election permitted in section 16.1.

17. Termination by AuEx. AuEx may at any time terminate this Agreement by giving thirty (30) days written notice to NLRC. If AuEx terminates this Agreement, AuEx shall perform all obligations which accrue or become due before the termination date and all obligations which by the terms of this Agreement expressly survive termination.

18. Surrender.

18.1 Obligations on Surrender. On expiration of the term of or sooner termination of this Agreement, except on AuEx's exercise and closing of the Option AuEx shall surrender the Property promptly to NLRC and shall remove from the Property, at AuEx's sole cost, all equipment and personal property which AuEx has placed on the Property. The foregoing obligation shall apply to any portions of the Property which AuEx voluntarily surrenders in accordance with this Agreement. After termination of this Agreement, AuEx shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration required as a result of AuEx's activities on the Property. AuEx shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations. AuEx shall diligently perform reclamation and restoration of the Property such that AuEx's reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any governmental entity. AuEx shall execute and deliver to NLRC an instrument, in form acceptable for recording, by which AuEx releases all of its right, title and interest in and under this Agreement.

18.2 Obligatory Surrender. On or before the fourth anniversary of the Effective Date, AuEx shall surrender the number of acres of the Property such that at least one-half (1/2) of the total acres of Property comprising the Property on the Effective Date shall have been surrendered. AuEx's notice of surrender shall describe the portions of the Property which AuEx elects to surrender, which in any section

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of the public survey shall be not less than all of the land owned by NLRC in such section. For purposes of this Section, if AuEx exercises the Option, the number of acres contained in the Property subject to the Mining Lease shall be considered to have been surrendered by AuEx as of the anniversary of the Effective Date following the date of AuEx's closing of the Option. Provided that AuEx has complied with all of its obligations under this Agreement, at AuEx's election, exercisable in its sole discretion, AuEx shall be relieved of its obligation under this Section to surrender any portion of the Patented Lands and Mineral Rights if on or before the fourth anniversary of the Effective Date AuEx pays to NLRC the sum of Ten Thousand Dollars ($10,000.00) in addition to the cash payments payable in accordance with Section 5.1.

18.3 Surrender Instrument. On surrender of any portion of the Property, AuEx shall execute, acknowledge and deliver an instrument of release in respect of the surrendered portion of the Patented Land in the form required for an instrument of release to be executed and delivered on expiration or earlier termination of this Agreement.

19. Data. NLRC will make available to AuEx for AuEx's inspection any data relating to the mineral potential of the Property. Within sixty (60) days following termination of this Agreement, except on AuEx's exercise and closing of the Option, AuEx shall deliver to NLRC copies of all data regarding the Property in AuEx's possession at the time of termination which before termination have not been furnished to NLRC. Neither party shall have any liability on account of any information delivered by it to the other party in accordance with the terms of this Agreement.

20. Confidentiality. The terms of this Agreement and the data and information which each party delivers to the other party in accordance with this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose the confidential information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed. Each party agrees with respect to any public announcements or disclosures of confidential historic data and information so required, including the announcement of the execution of this Agreement, if any, to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished. Data and information which are in the public domain or which a party acquires from a third party not subject to an obligation of confidentiality to a party to this Agreement shall not be confidential data and information subject to this Section.

21. Assignment. AuEx shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property, without, in each case, NLRC's prior written consent which shall not be withheld unreasonably. In deciding whether to grant AuEx's request for consent to a Transfer, NLRC shall have the right to consider the financial condition, environmental compliance record, litigation and operating history and technical expertise of the proposed transferee. The transfer by the owner or owners of AuEx as of the Effective Date of a controlling interest in AuEx, whether in a single transaction or in a series of transactions, shall constitute an assignment for purposes of this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

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22. Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to NLRC:

Nevada Land & Resource Company, LLC
3480 GS Richards Blvd., Suite 101
Carson City, NV 89703
Telephone 775 885-5000
Facsimile 775 885-5005

and AuEx:

AuEx, Inc.
940 Matley Lane -- Suite 17
Reno, NV 89502
Telephone 775 337-1545
Facsimile 775 337-1542

23. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

24. Whole Agreement. The parties agree that the whole agreement between them is written in this Agreement, the Exhibits attached to and by reference incorporated in this Agreement and in a memorandum of agreement of even date which is intended to be recorded. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

25. Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the state of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

26. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

27. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

28. Time of Essence. Time is of the essence in the performance of all obligations of the parties under this Lease.

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29. Release Instrument. Within ten (10) days after the expiration or earlier termination of this Agreement, AuEx shall execute, acknowledge and deliver to NLRC an instrument of release by which AuEx releases all of its rights under this Agreement and conveys to NLRC all of AuEx's right, title and interest in and to the property free and clear of any burdens, claims, encumbrances or liens created by, through or under AuEx.

30. Brokers. Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any brokerage or finder's fee is due in connection with this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Nevada Land and Resource Company, LLC,
a Nevada Limited Liability Company

By [signature]

Its Vice Pres

AuEx, Inc.
a Nevada Corporation

By Ronald L. Parratt

Its President + CEO

Exploration License and Option to Lease – Reviewed by NLRC 3/26/2009
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STATE OF NEVADA)
)ss.
COUNTY OF CARSON CITY.)

This Exploration License and Option to Lease Agreement was acknowledged before me on ____________________, 2009, by__________________________________, who is the ____of the Nevada Land and Resource Company, LLC.

STATE OF NEVADA)
)ss.
COUNTY OF WASHOE.)

This Exploration License and Option to Lease Agreement was acknowledged before me on April 13, 2009, by Ronald L. Parratt, who is the President of AuEx, Inc.

SHERIDA JOHNSON
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 93-0716-2 - Expires April 1, 2012

Sherida Johnson

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List of Exhibits

Exhibit A..........Property - Patented Lands

Exhibit B..........Property - Mineral Rights

Exhibit C..........Mining Lease and Option to Purchase – With Exhibits Thereto

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Exhibit A

APN	Twn	Rng	Sec	Aliquot	Acreage
08-530-006	T34N	R63E	11	S/2, NW/4	480.00
08-530-007	T34N	R63E	13	N/2, SE/4	480.00
08-530-008	T34N	R63E	15	N/2	320.00
09-090-006	T34N	R64E	07	All except ptn in WPRR R/W	611.65
09-090-005	T34N	R64E	09	All except ptn in WPRR R/W	614.40
09-090-008	T34N	R64E	15	All except ptn in WPRR R/W	612.54
08-320-005	T35N	R62E	01	NW/4, S/2	481.32
08-320-026	T35N	R62E	11	All south of the WPRR R/W	637.35
08-320-025	T35N	R62E	13	All south of the WPRR R/W	628.13
08-540-001	T35N	R63E	01	E/2NE/4, E/2W/2NE/4, SW/4SW/4NE/4, W/2E/2NW/4, SE/4SE/4NW/4, W/2NW/4, S/2	583.72
08-540-003	T35N	R63E	03	All	648.08
08-540-004	T35N	R63E	05	NE/4	164.25
08-540-006	T35N	R63E	07	All	624.04
08-540-005	T35N	R63E	11	All	640.00
08-540-007	T35N	R63E	13	All	640.00
08-540-008	T35N	R63E	15	E/2	320.00
08-540-009	T35N	R63E	17	All	640.00
08-540-012	T35N	R63E	19	All less 5.22 Ac in WPRR R/W and 34.34 conveyed in SE/4	573.11
08-540-011	T35N	R63E	21	All	640.00
08-540-010	T35N	R63E	23	All	640.00
08-540-013	T35N	R63E	25	All	640.00
08-540-014	T35N	R63E	27	E/2	320.00
08-540-015	T35N	R63E	29	All except ptn in WPRR R/W	616.85
08-540-016	T35N	R63E	35	All except ptn in WPRR R/W	623.52
09-100-019	T35N	R64E	01	All	648.28
09-100-006	T35N	R64E	07	All	618.88
09-100-009	T35N	R64E	17	All	640.00
08-330-019	T36N	R62E	25	Lots 1-4, W/2 NE/4, W/2 SE/4, NW/4	478.80
08-550-002	T36N	R63E	03	All	638.08
08-550-003	T36N	R63E	05	All	638.84
08-550-005	T36N	R63E	09	All	640.00
08-550-008	T36N	R63E	15	All	640.00
08-550-012	T36N	R63E	19	All	636.88
08-550-013	T36N	R63E	25	All	640.00
08-550-018	T36N	R63E	31	N/2, SE/4	479.40
09-110-006	T36N	R64E	07	All	642.44
09-110-014	T36N	R64E	29	All	640.00
09-110-016	T36N	R64E	31	All	640.72

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08-340-005	T37N	R62E	13	All	636.82
08-560-001	T37N	R63E	01	Ptn south of a line parallel with & 200 ft south of CL of SP main track (200.99 Ac less 109.45 to I-80 R/W)	91.54
08-560-027	T37N	R63E	07	Ptn south of I-80 R/W	265.80
08-560-025	T37N	R63E	09	Ptn south of I-80 R/W	510.25
08-560-018	T37N	R63E	25	All	640.00
08-560-019	T37N	R63E	27	All	640.00
08-560-020	T37N	R63E	29	All	640.00
08-560-022	T37N	R63E	33	All	640.00
09-340-012	T37N	R65E	21	All except ptn in I-80 R/W	591.34
09-340-014	T37N	R65E	27	All except ptn in I-80 R/W	615.48
09-130-011	T38N	R64E	27	All	640.00
09-130-014	T38N	R64E	33	All	640.00
09-360-001	T39N	R65E	35	Ptn south of the SPRR R/W	69.05
					28,421.56

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Exhibit B

APN	Twn	Rng	Sec	Aliquot	Acreage
08-530-005	T34N	R63E	03	All	636.08
09-090-001	T34N	R64E	01	All	638.60
09-090-002	T34N	R64E	03	All	637.28
09-090-003	T34N	R64E	05	All	639.28
09-090-004	T34N	R64E	11	All	640.00
09-090-007	T34N	R64E	13	All	640.00
09-090-009	T34N	R64E	17	All	640.00
09-100-003	T35N	R64E	05	All	637.12
09-100-005	T35N	R64E	09	All	640.00
09-100-004	T35N	R64E	11	All	640.00
09-100-007	T35N	R64E	13	All	640.00
09-100-008	T35N	R64E	15	All	640.00
09-100-012	T35N	R64E	19	All	622.36
09-100-011	T35N	R64E	21	All	640.00
09-100-010	T35N	R64E	23	All	640.00
09-100-013	T35N	R64E	25	All	640.00
09-100-014	T35N	R64E	27	All	640.00
09-100-015	T35N	R64E	29	All	640.00
09-100-018	T35N	R64E	31	All	624.40
09-100-017	T35N	R64E	33	All	640.00
09-100-016	T35N	R64E	35	All	640.00
08-330-003	T36N	R62E	01	All	625.72
08-330-015	T36N	R62E	13	Lots 1-4, W/2NE/4, W/2SE/4, W/2 (All)	634.60
08-550-001	T36N	R63E	01	All	639.00
08-550-006	T36N	R63E	07	All	634.88
08-550-004	T36N	R63E	11	All	640.00
08-550-007	T36N	R63E	13	All	640.00
08-550-009	T36N	R63E	17	All	640.00
08-550-011	T36N	R63E	21	All	640.00
08-550-015	T36N	R63E	29	All	640.00
09-110-003	T36N	R64E	03	All	644.12
09-110-004	T36N	R64E	05	All	643.80
09-110-009	T36N	R64E	17	All	640.00
09-110-012	T36N	R64E	19	All	642.52
09-110-011	T36N	R64E	21	All	640.00
09-110-015	T36N	R64E	35	All	640.00
09-330-002	T36N	R65E	05	All	643.36
09-330-004	T36N	R65E	07	All	635.40

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08-340-009	T37N	R62E	25	All	640.00
08-560-011	T37N	R63E	07	Ptn north of I-80 R/W and south of SPRR R/W	120.04
08-560-017	T37N	R63E	19	All	630.12
08-560-023	T37N	R63E	31	All	632.00
08-560-021	T37N	R63E	35	All	640.00
09-120-002	T37N	R64E	01	All	638.40
09-340-005	T37N	R65E	03	All	656.72
09-340-009	T37N	R65E	07	All	714.72
09-340-008	T37N	R65E	09	All	640.00
09-340-007	T37N	R65E	11	All	640.00
09-340-011	T37N	R65E	17	All	640.00
09-340-015	T37N	R65E	29	All	640.00
09-340-017	T37N	R65E	31	All	643.07
09-340-016	T37N	R65E	33	All	640.00
09-130-002	T38N	R64E	13	Ptn southeast of the CPRR R/W	581.14
09-130-006	T38N	R64E	15	All except 48.38 Ac. in CPRR R/W	591.62
09-130-009	T38N	R64E	21	All except 50.00 Ac. in CPRR R/W	590.00
09-130-008	T38N	R64E	23	All	640.00
09-130-010	T38N	R64E	25	All	640.00
09-130-012	T38N	R64E	29	Ptn of the SE/4 southeast of the CPRR R/W	28.28
09-130-013	T38N	R64E	35	All	640.00
09-350-002	T38N	R65E	03	Ptn south of the SPRR R/W	251.20
09-350-005	T38N	R65E	05	Ptn south of the SPRR R/W	293.20
09-350-008	T38N	R65E	07	Ptn south of the SPRR R/W	550.04
09-350-007	T38N	R65E	09	All	640.00
09-350-006	T38N	R65E	11	All	640.00
09-350-009	T38N	R65E	15	All	640.00
09-350-010	T38N	R65E	17	All	640.00
09-350-014	T38N	R65E	19	All	624.08
09-350-013	T38N	R65E	20	NW/4NE/4	40.00
09-350-012	T38N	R65E	21	All	640.00
09-350-011	T38N	R65E	23	All	640.00
09-350-015	T38N	R65E	27	All	640.00
09-350-016	T38N	R65E	29	All	640.00
09-350-017	T38N	R65E	31	N/2	313.20
09-350-019	T38N	R65E	33	All	640.00
09-350-018	T38N	R65E	35	All	640.00
					44,956.35

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Exhibit C

Mining Lease and Option to Purchase Agreement

This Mining Lease and Option to Purchase Agreement ("Agreement") is made and entered into by and between Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Nevada ("NLRC"), and AuEx, Inc. a Nevada corporation ("AuEx").

Recitals

A. NLRC and AuEx are parties to an Exploration License and Option to Lease Agreement dated effective ______________, 2009, in accordance with which NLRC granted to AuEx the right and option to enter into this Agreement, and AuEx has delivered notice of its election to exercise the option to enter into this Agreement, in respect of the Property situated in Elko County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

B. NLRC desires to lease the Property to AuEx and to grant to AuEx certain rights in and to the Property, and AuEx desires to lease the Property and acquire such rights from NLRC upon the terms and conditions of this Agreement. This Agreement supersedes the Exploration License and Option to Lease Agreement with respect to the Property.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1. **Definitions.** The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1 **"AuEx"** means AuEx, Inc., a Nevada corporation, and its successors and assigns.

1.2 **"Closing Date"** means the date on which AuEx's exercise of the Option or the Royalty Option, as applicable, is closed in accordance with Section 5.

1.3 **"Effective Date"** means ________________, 20__

1.4 **"Excluded Minerals"** means the materials and minerals which are excluded from the definition of Minerals in this Agreement.

1.5 **"Governmental Regulations"** means all directives, edicts, laws, orders, ordinances, regulations and orders of governmental authority.

1.6 **"Interest Rate"** means prime rate, as established by the Commissioner of Financial Institutions of the State of Nevada, plus two percent (2%) per annum.

1.7 **"Lease Year"** means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

1.8 **"Minerals"** means gold, silver, platinum, antimony, mercury, copper, lead, zinc, and all other metals, mineral elements, mineral compounds and mineral materials which are contemplated to exist on the Property or which are after the Effective Date discovered on the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date, but excluding, specifically, aggregate, building stone, clay, decorative stone, gravel, sand, geothermal resources and coal, oil, gas and all other hydrocarbons, all of which excluded resources NLRC reserves to itself.

Mining Lease & Option to Purchase
Page 1 of 19

Exhibit C

1.9 **"Net Smelter Returns"** means for any period the amount of monies calculated, defined and determined in accordance with the provisions of Exhibit C attached to and by this reference incorporated in this Agreement.

1.10 **"NLRC"** means Nevada Land and Resource Company, LLC, a limited liability company organized under the laws of Nevada, and its successors and assigns.

1.11 **"Option"** means the Option granted by NLRC to AuEx to purchase the Property.

1.12. **"Mineral Rights"** means Minerals owned by NLRC under Patented Land surfaces not owned by NLRC. Mineral Rights and any restrictions that may apply are described in Exhibit A.

1.13 **"Patented Lands"** means the patented fee lands and Minerals described in Exhibit A.

1.14 **"Property"** means the Patented Lands and Mineral Rights described in Exhibit A, attached to and by this reference incorporated in this Agreement consisting of acres.

1.15 **"Purchase Price"** means the purchase price for the Property payable by AuEx if AuEx exercises the Option.

1.16 **"Rental Payments"** means the rental payments payable by AuEx during the term of this Agreement in accordance with Section 4.1.

1.17 **"Royalty"** means the production royalty payable by AuEx to NLRC after the Option to Purchase is exercised in accordance with Section 4.2.

1.18 **"Royalty Option"** means the option granted by NLRC to AuEx to purchase for cash a portion (rate reduction) of the Royalty payable to NLRC in accordance with Section 4.2.

2. **Grant of Exploration Privilege and Lease.** NLRC grants to AuEx the rights and privileges described in this Section.

2.1 **Grant of Exploration Privilege.** NLRC grants AuEx the right and privilege to enter on the Property for the purpose of exploration and prospecting for Minerals, including reasonable rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface of the Property as may be reasonably needed for such purposes.

2.2 **Lease.** NLRC leases the Property to AuEx for the purposes of development, mining, production, removal and sale of Minerals, provided, however, that AuEx shall have no right to commence construction or development of a mine or to commence mining on the Property without first having exercised and closed the Option.

2.3 **Uses.** AuEx is granted the right to use the Property including, but without being limited to, the right to use existing excavations, open pit mines, openings, ditches and drains, and to construct, erect, maintain, use and, at its election, remove buildings, structures, plants, roadways, pumps, pipelines, electrical power lines and facilities, stockpiles, waste piles, and facilities, and all other improvements, property and fixtures for mining, removing, beneficiating, concentrating, extracting, refining and shipping of Minerals, provided, however, that AuEx shall have no right to

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Exhibit C
commence construction or development of a mine or to commence mining on the Property, unless and until AuEx exercises and the parties close the Option. AuEx shall have free use of aggregate, building stone, clay, gravel, sand and rock on the Property for its development and mining operations on the express condition, and subject to Section 2.6, that AuEx's free use of such resources shall not interfere with or prevent NLRC's or current surface owners own use of such resources for agricultural, commercial, domestic stock or other purposes, nor interfere with any contractual or legal obligations of NLRC relating to NLRC's current and existing uses of such resources. AuEx shall not be entitled to free use of any such resources which have been leased, licensed or purchased by NLRC or which are being leased, licensed or purchased by NLRC.

2.4 Livestock. AuEx acknowledges that NLRC or a lessee or licensee of NLRC may graze livestock on the Property and agrees that NLRC shall have no liability or responsibility for, and AuEx shall defend indemnify and hold harmless NLRC against, any actions, claims, costs (including court costs and attorney's fees), damages, liabilities or losses for injury to or death of any livestock on the Property which result from AuEx's activities on the Property. NLRC shall defend, indemnify and hold harmless AuEx against any actions, claims, costs (including court costs and attorney's fees), damages, liabilities or losses for injury to or death of any livestock on the Property which result from NLRC's activities on the Property.

2.5 Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and-taking of water, AuEx shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as maybe required by AuEx in its operations on the Property. If AuEx acquires or files any applications for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of NLRC and AuEx. On termination of this Agreement, except on AuEx's exercise and closing of the Option, AuEx shall assign and convey to NLRC all permits and water rights appurtenant to the Property which are acquired by AuEx during the term of this Agreement. If AuEx exercises and closes the Option, NLRC shall assign and convey to AuEx all permits and water rights jointly owned by NLRC and AuEx which are appurtenant to the Property or any portion of the Property, as applicable, purchased by AuEx on the closing of the Option.

2.6 NLRC's Reservation of Interests and Rights. NLRC reserves the right to occupy, possess and use the Property for any purpose, including the exploration for, development of and mining of any materials which are not Minerals, and NLRC reserves the right to convey, lease, license or otherwise deal with or transfer all or any part of the Property, subject to AuEx's rights under this Agreement. NLRC expressly reserves all right, title and interest in, to and under the agreements, contracts, instruments, leases and licenses affecting the property, and any and all amendments, extensions, modifications, renewals or substitutions of the same.

If AuEx, in its discretion reasonably exercised, determines that occupation, possession or use of the Property by NLRC or its assignees or lessees is incompatible with or unreasonably interferes with AuEx's exercise of its rights and operations under this Agreement, AuEx shall notify NLRC and request that NLRC, or its assignees or lessees, modify or terminate, as necessary, its occupation, possession and use of the Property such that AuEx may proceed with its exploration, development and mining operations under this Agreement without hindrance or interference. NLRC, or its assignees and lessees, shall modify or terminate its incompatible or interfering occupation, possession or use of the Property within sixty (60) days after its receipt of AuEx's notice.

3. Term. The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, unless this Agreement is sooner terminated,

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Exhibit C
canceled or extended. NLRC grants to AuEx and AuEx shall have the option and right to extend the term of this Agreement for additional extension terms of one (1) year each on the express condition that AuEx is conducting exploration or development activities on the Property at the expiration of the term immediately preceding the proposed extension term. If AuEx elects to extend the term of this Agreement, AuEx shall notify NLRC not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.

4. Payments. AuEx shall make the following payments to NLRC:

4.1 Annual Rental Payments. On the dates described below AuEx shall pay to NLRC the sums described below while this Agreement is effective:

Date	Payment Amount
For Exhibit "A" Property	
Date on which NLRC executes this Agreement and on each anniversary of the Effective Date to and including the ninth anniversary	$ 10.00 per acre or $________
On the tenth anniversary of the Effective Date and each following anniversary of the Effective Date	$20.00 per acre or total $________
For Exhibit "B" Property	
Date on which NLRC executes this Agreement and on each anniversary of the Effective Date to and including the ninth anniversary	$5.00 per acre or $________
On the tenth anniversary of the Effective Date and each following anniversary of the Effective Date	$10.00 per acre or total $________

The Rental Payments shall be credited against the Purchase Price, but the Rental Payments shall not be credited against the Royalty.

4.2 Production Royalty. AuEx shall pay to NLRC a production royalty based on the Net Smelter Returns for all Minerals, Ore and Product mined, produced and removed or sold from the Property or gold mined, produced and removed or sold from the Property, as applicable. The amount of the Royalty shall be determined at the end of each month after the Effective Date. The Royalty shall be determined monthly on the basis such that payments will be determined as of and paid within thirty (30) days after the last day of each month during which AuEx produces any Minerals, Ore or Product. AuEx shall have no obligation to account to NLRC, and NLRC shall have no interest or right of participation in, any profits or proceeds of future contracts, forward sales, hedging or other similar marketing mechanisms used by AuEx or any of its affiliates concerning any Minerals, Ore or Product produced from Property. AuEx shall have no obligation to NLRC to complete or perform any futures contracts, forward sales, hedging or any other marketing agreement which AuEx or any of its affiliates may hold concerning Minerals, Ore or Products produced from the Property. The Royalty percentage rate shall be three percent (3%).

NLRC grants to AuEx the option, exercisable in AuEx's sole discretion, to purchase as

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Exhibit C

much as one-half (1/2) of the entire Royalty in increments of one-half percent (0.5%) of the Net Smelter Returns. The Royalty Option purchase price shall be Two Million Five Hundred Thousand Dollars ($2,500,000.00) for each one-half percent (0.5%) of the Net Smelter Returns. AuEx may exercise the Royalty Option at any time within six (6) months after the commencement of the commercial sale of Minerals or the products of Minerals mined from the Property. If AuEx does not timely exercise the Royalty Option, AuEx shall be deemed to have irrevocably terminated and waived the Royalty Option. The Royalty Option may be exercised and, if exercised, shall be closed as follows:

4.2.1 Notice of Exercise. If AuEx elects to exercise the Royalty Option, AuEx shall deliver notice to NLRC. On NLRC's receipt of AuEx's notice, the parties shall make diligent efforts to close the conveyance of the portion of the Royalty elected by AuEx within thirty (30) days.

4.2.2 Closing. On the closing, the parties shall execute and deliver the following:

a. NLRC shall execute and deliver a conveyance of the portion of the Royalty which AuEx has elected to purchase; and

b. NLRC and AuEx shall provide such assurances and execute and deliver such other instruments as are reasonably necessary for closing of the purchase of the Royalty.

4.2.3 Closing Costs and Taxes. AuEx shall pay the real property transfer taxes, if any, and all recording costs incurred in the closing of the Royalty Option. Any and all state and local real and personal property taxes levied on the Royalty purchase shall be prorated between the parties as of the closing on the basis of a thirty (30) day month.

4.2.4 Payment on Closing. On the closing of the Royalty Option, AuEx shall pay to NLRC, if it has not done so previously, by cashier's check or wire transfer to an account which NLRC designates, the balance of the Royalty purchase price. No Rental Payments or production royalties paid by AuEx to NLRC before the closing shall be credited against the Royalty purchase price.

4.2.5 Effect of Closing of Royalty Option. On closing of the Royalty Option, AuEx shall own the portion of the Royalty which AuEx purchases and the Royalty percentage rate applicable after the closing of the Royalty Option shall be three percent (3%) less the percentage of the Net Smelter Returns which AuEx purchases. For example, if AuEx elects to purchase one percent (1%) of the Net Smelter Returns, the Royalty percentage rate shall be two percent (2%) (3% - 1% = 2%).

4.3 Method of Payment. Except for the payment due on the Effective Date, all Rental Payments and Royalty payments made by AuEx to NLRC shall be paid by check delivered to NLRC at its address for notice purposes or by wire transfer to an account which NLRC designates. When AuEx pays the Royalty, AuEx shall deliver to NLRC a statement showing the amount of production of Minerals and the calculation of the Royalty due and payable. AuEx shall submit to NLRC data reasonably necessary to enable NLRC to verify the determination.

4.4 Audit. NLRC or its authorized agents shall have a right to audit and inspect AuEx's accounts and records used in calculating the Royalty payments, which right may be

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Exhibit C
exercised as to each payment at any reasonable time during a period of two (2) years from the date on which the payment was made by AuEx. If NLRC's audit determines that there has been a deficiency or an excess in the payment made to NLRC, such deficiency or excess shall be resolved by adjusting the next Royalty payment due and payable to NLRC. NLRC shall pay the cost of its audit unless a deficiency of five percent (5%) or more of the Royalty payments is determined for the audit period. AuEx shall maintain all accounts, books and records concerning or relating to the Royalty in accordance with generally accepted accounting principles applicable to the mining industry.

4.5 Late Charge and Interest. If any Rental Payment, Royalty or other amount payable by AuEx remains delinquent for a period in excess of thirty (30) days, AuEx shall pay to NLRC interest from and after the due date at the Interest Rate. AuEx's payment of such interest shall not excuse or cure any default by AuEx.

4.6 Compensation for Damage. AuEx shall fully compensate NLRC for all damage, injury and loss to or diminution in value any of NLRC's improvements or personal property on the Property, arising from or relating to AuEx's occupation, possession and use of the Property. NLRC shall promptly notify AuEx of any damage, injury, loss or diminution in value. The amount of compensation payable by AuEx to NLRC shall be determined by agreement between the parties. Failing such agreement, within one (1) month after NLRC's delivery of notice to AuEx, the issue of the amount of compensation payable by AuEx to NLRC shall be referred to a qualified appraiser selected by both parties. If the parties are unable to agree upon a single appraiser, each party shall select one (1) appraiser and the two appraisers so selected shall select a third appraiser. The appraised amount of the damage, injury, loss or diminution in value shall be the average of the appraised amounts determined by the three appraisers. AuEx shall pay to NLRC the compensation payable under this Section within thirty (30) days after the parties' agreement or completion of the appraisal which establishes the amount of such compensation.

5. Option. NLRC grants the following options to AuEx.

5.1 Purchase Option. NLRC grants to AuEx the right and option to purchase all or any part of the Property (including the surface, water rights and other rights appurtenant to the Property or part of the Property in respect of which AuEx exercises the Option), subject to NLRC's right to transfer all or any part of its interest in the Property in accordance with Section 27.2 and subject to the Royalty reserved by NLRC. If AuEx exercises the Option in respect of any part of the Property within a section of the public survey, AuEx must elect to purchase the entirety of the land owned by NLRC within such section of the public survey. The Purchase Price for the Property shall be equivalent for similar, undeveloped property without regard for the potential for mineral production or related operations by AuEx. If the parties cannot reach agreement on the purchase price, the purchase price per acre shall be determined by averaging the appraisal values established by at least two qualified, professional appraisers. If AuEx and NLRC disagree on the purchase price, a third appraiser may be brought in by the first two, and the average of the three appraisal prices shall used for the purchase.

5.2 Notice of Election. If AuEx elects to exercise the Option, AuEx shall deliver written notice to NLRC. AuEx's notice shall state whether AuEx has elected to purchase the entirety of the Property, and, if not, the notice shall include a description of the portion of the Property which AuEx has elected to purchase. On NLRC's receipt of AuEx's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property.

5.3 Closing Costs. AuEx shall pay the real property transfer taxes, if any, the cost of escrow and all recording costs incurred in closing of the Option. AuEx shall also pay all reasonable costs incurred by the parties to comply with applicable state and local laws,

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Exhibit C

regulations and ordinances governing the subdivision of land.

5.4 Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

5.5 Payment on Closing. On closing of the Option, AuEx shall pay to NLRC, in cash or by wire transfer to an account designated by NLLRC, the balance of the Purchase Price.

5.6 Conveyance on Closing. If AuEx exercises the Option, NLRC shall execute and deliver a conveyance of the Property (and all surface, water rights and other rights appurtenant to the portion of the Property subject to the Option exercise) which contains a reservation of the Royalty. The conveyance and reservation of the Royalty shall incorporate the pertinent terms and conditions of this Agreement, including those which survive termination of this Agreement on exercise of the Option. The conveyance shall expressly recite that the Royalty and obligations related to the Royalty shall constitute burdens on the Property subject to the Royalty and shall recite the terms of the Royalty Option. NLRC and AuEx shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property or the Royalty, as applicable.

5.7 Effect of Closing. On closing of the Option, AuEx shall acquire and own the Property, or the part of the Property which AuEx elects to purchase, subject to the Royalty reserved by NLRC, subject to AuEx's obligations which are intended to survive closing of the Option. If AuEx exercises the Option in respect of a portion, but not all, of the Property, on closing of the Option, this Agreement shall remain effective in respect of the portion of the Property which AuEx elects not to purchase. AuEx shall remain obligated to perform its obligations in respect of the portion of the Property subject to AuEx's exercise of the Option which by the terms of this Agreement expressly survive termination or which arise from or relate to AuEx's occupation, possession or use of the Property before closing of the Option.

6. Compliance with the Law. AuEx shall, at AuEx's sole cost, promptly comply with all Governmental Regulations relating to AuEx's activities on, use or occupancy of the Property for exploration. AuEx shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of conditions on the Property which result from AuEx's activities on, use or occupancy of the Property, and AuEx shall defend, indemnify and hold harmless NLRC from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to AuEx's failure to comply with any applicable Governmental Regulations. NLRC agrees to cooperate with AuEx in AuEx's application for governmental licenses, permits and approvals, the costs of which shall be borne by AuEx. NLRC shall defend, indemnify and hold harmless AuEx from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to NLRC's failure to comply with any applicable Governmental Regulations.

7. Exploration and Development Program and Security. Before AuEx commences exploration or development activities on the Property, AuEx shall submit to NLRC for its review copies of AuEx's exploration and development plans and copies of all submittals to all Federal, State and other agencies. Before AuEx commences mining of Minerals on the Property, AuEx, at its sole cost, shall obtain security for the performance of AuEx's reclamation obligations under all applicable Governmental Regulations. AuEx shall deliver to NLRC copies of AuEx's application for security together with all other documents filed or submitted by AuEx as a part of or with AuEx's application for security.

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Exhibit C

8. AuEx's Practices; Information.

8.1 AuEx's Practices. AuEx shall work the Property in a miner-like fashion.

8.2 Inspection of Data. From time to time during the term of this Agreement, NLRC shall have the right to examine and make copies of all data regarding the Property in AuEx's possession during reasonable business hours and upon not less than five (5) business days prior notice, provided, however, that the rights of NLRC to examine such data shall be exercised in a manner such that inspection does not interfere with the operations of AuEx. The inspection and copying of data shall be at NLRC's cost and risk.

8.3 Reports. On January 31 of each year while this Agreement is in effect, AuEx shall deliver to NLRC a comprehensive report of all exploration and development operations and work conducted by AuEx on the Property for the preceding calendar year.

8.4 Measurements; Analysis. AuEx shall measure Minerals and take and analyze samples in accordance with industry practice, and shall keep accurate records as a basis for computing the Royalty payments. These records shall be available for inspection and copying by NLRC at all reasonable times subject to the provisions of this Agreement regarding accounts, records and payments.

8.5 Production Records. AuEx shall keep accurate records of the sale or shipment of Minerals from the Property, and these records shall be available for inspection and copying by NLRC at all reasonable times. All such records shall be kept at AuEx's address for notices.

9. Work Commitment. As a condition precedent to the effectiveness of this Agreement beyond the current Lease Year, during the Lease Years indicated below AuEx shall expend the sums described below for the exploration for, development of or mining of Minerals on the Property. AuEx's cumulative work commitment obligation shall be:

Work Commitment Period	**Annual Required Amount**
First Lease Year	$ 25,000
Second Lease Year	$ 50,000
Third Lease Year	$ 75,000
Fourth Lease Year	$100,000
Fifth Lease Year and each subsequent Lease Year	$200,000

AuEx's Expenditure requirement for the Property subject to this Agreement shall be capped at $1,000,000.00

AuEx's qualified expenditures during any work commitment period in excess of the work commitment obligation for such period shall be credited in favor of AuEx to AuEx's subsequent work commitment obligations. AuEx's qualified expenditures under this Agreement or any other Mining Lease and Option to Purchase entered into between AuEx and NLRC in accordance with the Exploration License and Option to Lease shall be credited in favor of AuEx to AuEx's work commitment obligation, provided, however, that such qualified expenditures shall be credited once only.

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Exhibit C

Qualified expenditures shall include those expenditures described in Exhibit D. On AuEx's completion of its work commitment expenditure obligation, AuEx shall deliver to NLRC a summary statement of AuEx's expenditures. On NLRC's request, AuEx shall deliver to NLRC invoices, vouchers and other documentary evidence to substantiate AuEx's work commitment expenditures. AuEx's failure to timely complete and perform its work commitment obligations shall constitute a default under this Agreement which AuEx may cure by payment to NLRC within thirty(30) days after the work commitment obligation deadline of an amount equal to the difference between the work commitment obligation amount and the qualified expenditures actually incurred by AuEx. If AuEx does not properly and timely complete its work commitment obligation, NLRC may terminate this Agreement by delivering notice of termination to AuEx. The amount of any payment by AuEx to NLRC in lieu of AuEx's work commitment obligation shall be considered a qualified expenditure incurred during the Lease Year for which it is paid.

10. Commingling. After closing of the Option to Purchase, AuEx shall have the right to commingle Minerals from the Property or materials mined from other properties, provided AuEx first obtains NLRC's consent which shall not be withheld unreasonably. Not less than sixty (60) days before commencement of commingling of Minerals from other properties, AuEx shall deliver to NLRC a detailed written description of AuEx's commingling plan in order that NLRC may confirm that the plan is in accordance with sound mining practices. Before commingling, the Minerals from the Property and other materials shall be measured and sampled by AuEx in accordance with sound mining practices. Representative samples of Minerals and other materials shall be prepared by and retained by AuEx, and assays of these samples shall be made before commingling to determine the metal content of each material. AuEx shall keep detailed records in accordance with sound mining practice which show the measurements and the production of Minerals.

11. Scope of Agreement. This Agreement shall extend to and include only the Property described in this Agreement and in the exhibits which are part of this Agreement.

12. Liens and Notices of Non-Responsibility. AuEx agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by AuEx, and to pay, and defend, indemnify and hold harmless NLRC against and from, all indebtedness and liabilities incurred by or for AuEx which may or might become a lien, charge or encumbrance; except that AuEx need not discharge or release any such lien, charge or encumbrance so long as AuEx disputes or contests the lien, charge or encumbrance, provided that if a judgment is entered against AuEx or NLRC for such a lien, charge or encumbrance, AuEx shall post a bond sufficient to discharge such lien, claim or encumbrance. NLRC intends to record a notice of nonresponsibility.

13. Taxes.

13.1 Real Property Taxes. NLRC shall pay any and all taxes assessed and due against the Property before execution of this Agreement. AuEx shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that maybe levied or assessed upon the Property during the term of this Agreement or on closing of the Option, including any taxes and assessments which may be levied or assessed as a result of AuEx's occupation, possession or use of the Property, including the reassessment or recapture of real property taxes resulting from the change or loss of the Property's status or use for agricultural purposes. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between NLRC and AuEx, except that neither NLRC nor AuEx shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party.

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Exhibit C

AuEx always shall have the right to contest, in the courts or otherwise, in its own name or in the name of NLRC, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization of the taxes, provided that AuEx first pays the taxes.

13.2 **Personal Property Taxes.** Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

13.3 **Income Taxes.** NLRC shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to AuEx, based upon payments under this Agreement or based upon the production of Minerals. Each of NLRC and AuEx shall pay net proceeds of mines taxes assessed against such party's respective share of production of Minerals from the Property.

13.4 **Delivery of Tax notices.** If NLRC receives tax bills or claims which are AuEx's responsibility, NLRC shall promptly forward them to AuEx for payment.

14. **Insurance and Indemnity.**

14.1 **AuEx's Liability Insurance.** AuEx shall, at AuEx's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage.

14.2 **Form and Certificates.** The policy of insurance required to be carried by AuEx pursuant to this Section shall be with a recognized, solvent insurance company. Such policy shall name NLRC as an additional insured. AuEx's insurance policy shall also be primary insurance, without right of contribution from any policy carried by NLRC. A certificate of insurance and a copy of AuEx's insurance policy shall be provided to NLRC before any entry by AuEx or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to NLRC.

14.3 **Waiver of Subrogation.** AuEx and NLRC each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such: damage or injury is covered by proceeds received under any insurance policy carried by NLRC or AuEx and in force at the time of such loss or damage.

14.4 **Waiver and Indemnification.** NLRC shall not be liable to AuEx and AuEx waives all claims against NL RC for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to AuEx's business conducted on the Property. Each party shall defend, indemnify and hold harmless the other party and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by the first party or its agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by the first party in the performance of any obligation on the part of the first party to be performed under the terms of this Agreement (all of the foregoing

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Exhibit C

collectively referred to as "General Indemnity Claims"), excluding, however, the negligence of the other party. The indemnifying party agrees to defend all General Indemnity Claims on behalf of the other party. The obligations of the indemnifying party contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

15. Environmental.

15.1 Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

15.2 AuEx Hazardous Materials Activities. AuEx shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with AuEx's use of the Property (collectively "AuEx Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. AuEx Hazardous Materials Activities include, without limitation, all such activities on or about the Property by AuEx's employees, partners, agents, invitees, contractors and their subcontractors. AuEx shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. AuEx shall cause all AuEx Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. AuEx shall promptly notify NLRC of any actual or claimed violation of Applicable Environmental Laws in connection with AuEx Hazardous Materials Activities, and AuEx shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with AuEx Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for AuEx to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, AuEx shall be solely responsible, at AuEx's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All AuEx Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. AuEx shall cause all Hazardous Materials present at the Property in connection with AuEx Hazardous Materials Activities to be safely and securely stored. AuEx agrees that neither its use of the Property nor AuEx Hazardous Materials Activities shall result in contamination of the environment in violation of Applicable Environmental Laws. If any AuEx Hazardous Materials Activities result in contamination of the environment in violation of applicable Environmental Laws, AuEx shall immediately take steps to correct and remediate the contamination.

15.3 Spills of Hazardous Materials. AuEx shall promptly notify NLRC and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with AuEx Hazardous Materials Activities or AuEx's use of the Property, including but not limited to any resulting contamination of the environment (collectively "AuEx Contamination"). AuEx further shall promptly notify NLRC of any claims of which AuEx becomes aware regarding any actual or alleged AuEx Contamination.

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Exhibit C

AuEx shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such AuEx Contamination, in full conformance to Applicable Environmental Laws (collectively the "AuEx Environmental Response Work"). All AuEx Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and AuEx shall diligently attempt to obtain written concurrence from each such regulatory entity that all AuEx Environmental Response Work has been satisfactorily performed and completed. AuEx at its expense shall keep NLRC timely informed of AuEx's progress in responding to any AuEx Contamination, including but not limited to providing NLRC with copies, at AuEx's expense, of all reports, work plans, and communications with governmental regulatory entities.

15.4 Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, AuEx shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with AuEx's use of the Property or in connection with AuEx Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities.

15.5 Notice of Violations. Each party shall notify the other party of potential violations of handling of Hazardous Materials on the Property.

15.6 Environmental Indemnity. AuEx shall promptly reimburse, indemnify, defend (with legal counsel acceptable to NLRC, whose consent shall not unreasonably be withheld) and hold harmless NLRC, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) AuEx Hazardous Materials Activities; (b) AuEx Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with AuEx's use of the Property; or (d) a breach of any obligation of AuEx under this Section.

15.7 Survival. The provisions of this Section are in addition to the other provisions of this Agreement and shall survive any termination or expiration of this Agreement.

16. Relationship of the Parties.

16.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

16.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party, in particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest of right offered to it outside the scope of this Agreement.

Mining Lease & Option to Purchase
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Exhibit C

17. Inspection. NLRC or NLRC's duly authorized representatives shall be permitted to enter on the Property and AuEx's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of AuEx. NLRC shall defend, indemnify and hold harmless AuEx from and against all claims, liabilities, obligations, losses, causes of action, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages which arise from or relate to NLRC's activities on the Property.

18. Title Information and Data. Upon written request by AuEx, NLRC shall deliver to AuEx copies of any policy of title insurance or preliminary title report concerning NLRC's title to the Property.

19. Title. Except as expressly provided in this Section, NLRC disclaims any covenant, representation or warranty concerning NLRC's title to the Patented Lands. NLRC represents title as follows: (a) to NLRC's best knowledge, formed without specific inquiry, there are no adverse claims of title against NLRC's title to the Property; (b) NLRC has not granted to any other party any interest or right to acquire any interest in the Property, except as disclosed in Exhibit A; and (c) the Property is free and clear of all liens, claims and encumbrances created by, through or under NLRC, except those disclosed in Exhibit A, Part 2. AuEx acknowledges that NLRC has disclosed to AuEx the title insurance policy issued to NLRC when NLRC purchased the Property, and AuEx acknowledges that title to the Property is subject to certain of the exceptions described in the title insurance policy.

20. Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

20.1 No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

20.2 Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

20.3 Authority. That it has due authority and right to enter into this Agreement and to perform its obligations unifier this Agreement.

21. Termination by NLRC. In the event of any default or failure by AuEx to comply with any of the covenants, terms or conditions of this Agreement, NLRC shall be entitled to give AuEx written notice of the default which shall specify details of the default. If the asserted default is a monetary default and such monetary default is not remedied within thirty (30) days after AuEx's receipt of the notice, NLRC may terminate this Agreement by delivering notice to AuEx of NLRC's termination of this Agreement. If the asserted default is a material, nonmonetary default and such material, nonmonetary default is not remedied within forty-five (45) days after AuEx's receipt of the notice, provided the material, nonmonetary default can reasonably be cured within that time, or, if not, if AuEx has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, NLRC may terminate this Agreement by delivering notice to AuEx of NLRC's termination of this Agreement.

22. Termination by AuEx. AuEx may at any time terminate this Agreement by giving to NLRC thirty (30) days advance written notice. If AuEx terminates this Agreement, AuEx

Mining Lease & Option to Purchase
Page 13 of 19

Exhibit C

shall perform all obligations and pay all Rental Payments and Royalty payments which accrue or become due before the termination date and all obligations which by the terms of this Agreement expressly survive termination.

23. Surrender. On expiration of the term of or sooner termination of this Agreement, except on AuEx's exercise and closing of the Option, AuEx shall surrender the Property promptly to NLRC and shall remove from the Property, at AuEx's sole cost, all buildings, structures, and equipment which AuEx has placed on the Property. After termination of this Agreement, AuEx shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration required as a result of AuEx's activities on the Property. AuEx shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations. AuEx shall diligently perform reclamation and restoration of the Property such that AuEx's reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any governmental entity. AuEx shall execute and deliver to NLRC an instrument, in form acceptable for recording, by which AuEx releases all of its right, title and interest in and under this Agreement.

24. Data. Within sixty (60) days following termination of this Agreement, AuEx shall deliver to NLRC copies of all data regarding the Property in AuEx's possession at the time of termination which before termination have not been furnished to NLRC. AuEx shall have no liability on account of any such information received or acted on by NLRC or any other party to whom NLRC delivers such information.

25. Confidentiality. The terms of this Agreement and the data and information which each party delivers to the other party in accordance with this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose the confidential information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed. Each party agrees with respect to any public announcements or disclosures of confidential historic data and information so required, including the announcement of the execution of this Agreement, if any, to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any party anticipates selling or assigning all or a portion of its interest or negotiations to procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished. Data and information which are in the public domain or which a party acquires from a third party not subject to an obligation of confidentiality to a party to this Agreement shall not be confidential data and information subject to this Section.

26. Force Majeure. The respective obligations of either party, except AuEx's obligations under Sections 2, 4, 6, 7, 8, 10, 12, 13, 14, 15, 20, 23, 24, 27, 32, 35, 36 and 37 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party. AuEx's failure to obtain its special use permit for operations on the property shall not constitute an event of force majeure.

Mining Lease & Option to Purchase
Page 14 of 19

Exhibit C

27. Assignment.

27.1 Assignment by AuEx. AuEx shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property, without, in each case, NLRC's prior written consent which shall not be withheld unreasonably. In deciding whether to grant AuEx's request for consent to a Transfer, NLRC shall have the right to consider the financial condition, environmental compliance record, litigation and operating history and technical expertise of the proposed transferee. The transfer by the owner or owners of AuEx as of the Effective Date of a controlling interest in AuEx, whether in a single transaction or in a series of transactions, shall constitute an assignment for purposes of this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

27.2 Assignment by NLRC. NLRC may transfer all or any part of its interest in the Property or under this Agreement; subject to a first right of refusal by AuEx. AuEx shall have the right to match any bona fide third party agreements involving the Property before NLRC may proceed with the sale, leasing or any other transfers of interest involving a third party. NLRC shall provide AuEx with the proposed terms of the transaction at least 60 days in advance of the proposed completion date; and AuEx shall thereafter have thirty (30) days in which to match the third party transaction. If AuEx declines to match, NLRC shall be free to proceed. If AuEx matches the proposed transaction, then NLRC shall complete the proposed transaction with AuEx directly. If AuEx does not respond to the NLRC notice of transaction within thirty (30) days, AuEx will have automatically declined the proposal. No change in ownership of NLRC's interest in the Property shall effect AuEx's obligations under this Agreement unless and until NLRC delivers and AuEx receives certified copies of the instruments recorded or other documents necessary to demonstrate the change in ownership of NLRC's interest. No other type of notice, whether actual or constructive, shall be binding on AuEx. Until AuEx receives NLRC's notice and the documents required to be delivered under this Section, AuEx may continue to make all payments under this Agreement as if the transfer of NLRC's ownership interest had not occurred. No division of NLRC's ownership as to all or any part of the Property shall enlarge AuEx's obligations or diminish AuEx's rights under this Agreement, and AuEx may disregard any such division.

28. Memorandum Agreement. Upon the execution of this Agreement, the parties shall execute and deliver a short form of this Agreement which shall be recorded in the office of the recorder of each county in which all or part of the Property is located. The execution and recording of the memorandum of agreement shall not limit, increase or in any manner affect any of the terms of this Agreement, or any rights, interest or obligations of the parties.

29. Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to NLRC:

Nevada Land & Resource Company, LLC
3480 GS Richards Blvd., Suite 101
Carson City, NV 89703
Telephone 775 885-5000

Mining Lease & Option to Purchase
Page 15 of 19

Exhibit C

Facsimile 775 885-5005

If to AuEx:

AuEx, Inc.
940 Matley Lane – Suite 17
Reno, NV 89502
Telephone 775 337-1545
Facsimile 775 337-1542

30. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

31. Whole Agreement. The parties agree that the whole agreement between them is written in this Agreement, the Exhibits attached to and by reference incorporated in this Agreement and in a memorandum of agreement of even date which is intended to be recorded. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, executed and delivered by the parties with the same formality as this Agreement.

32. Governing Law, Forum Selection and Dispute Resolution. This Agreement shall be construed and enforced in accordance with the laws of the state in which the Property is situated. All disputes arising from or relating from this Agreement, including any dispute concerning the enforcement or construction of this Agreement, shall be decided and determined by arbitration in accordance with Chapter 38 of the Nevada Revised Statutes and, as applicable, the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be arbitrated by the parties as follows

32.1 Appointment of Arbitrator. The arbitration will be self-administered by and conducted before a single arbitrator. The arbitrator shall be an independent attorney licensed to practice law or mining engineer who is recognized as having experience and knowledge of mining contract lawandmining industry customs and practices. No person having a prior or existing attorney-client, business or family relationship with either of the parties, their principal shareholders, their accountants or counsel, or the principal representatives shall be qualified to act as arbitrator in accordance with this Agreement absent the express prior written consent of all parties to this Agreement. The parties shall negotiate the selection of the single arbitrator; however, if the parties are unable to select an arbitrator willing to arbitrate the disputed issues within ten (10) days after delivery by either party of notice of demand for arbitration, each party shall prepare a list of two (2) individuals acceptable as an arbitrator to such party. The lists of acceptable arbitrators shall be submitted to Executive Director of the Rocky Mountain Mineral Law Foundation who will select the arbitrator by drawing of lots or some other method of random selection.

32.2 Place of Arbitration. The arbitration shall be held in Reno, Nevada.

32.3 Costs of Arbitration. Each party shall pay one-half (1/2) of the arbitrator's costs, expenses and fees for services.

32.4 Arbitrator's Award. The Arbitrator's award shall be rendered within fifteen (15) days following the last date of hearings before the Arbitrator. The Arbitrator's award shall be subject to confirmation in the Second Judicial District Court in accordance with Chapter 38 of the Nevada Revised Statutes. The Arbitrator's award shall be drafted in a manner such that it shall constitute an amendment of this Agreement and shall provide instructions to the parties for performance of this Agreement as amended. Each party shall have thirty (30) days after

Mining Lease & Option to Purchase
Page 16 of 19

Exhibit C

receipt of the Arbitrator's award to commence performance of its obligations under the award. The parties acknowledge that the Arbitrator's authority and power to enter an award or to fashion remedies relating to the parties' contractual agreements shall be limited to traditional contractual remedies contemplated under this Agreement.

32.5 Arbitration Rules. Except as provided in this Agreement, the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

33. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

34. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

35. Time of Essence. Time is of the essence in the performance of all obligations of the parties under this Lease.

36. Release Instrument. Within ten (10) days after the expiration or earlier termination of this Agreement, AuEx shall execute, acknowledge and deliver to NLRC an instrument of release by which AuEx releases all of its rights under this Agreement and conveys to NLRC all of AuEx's right, title and interest in and to the property free and clear of any burdens, claims, encumbrances or liens created by, through or under AuEx.

37. Brokers. Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless fee from against any claims that may be asserted through such party that any brokerage connection with this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Nevada Land and Resource Company, LLC, a
Nevada Limited Liability Company

By______________________________

Title:____________________________

AuEx, Inc., a Nevada corporation

By______________________________
Ronald L. Parratt, President

Mining Lease & Option to Purchase
Page 17 of 19

Exhibit C

STATE OF NEVADA, )
ss.
COUNTY OF CARSON CITY.

This Mining Lease and Option to Purchase Agreement was acknowledged before me on________________________, by _____________________________________, as _______________________________of Nevada Land and Resource Company, LLC.

Notary Public

STATE OF NEVADA, )
ss.
COUNTY OF WASHOE.

This Mining Lease and Option to Purchase Agreement was acknowledged before me on ______________________, by Ronald L. Parratt, as President of AuEx, Inc.

Notary Public

Mining Lease & Option to Purchase
Page 18 of 19

Exhibit C

Exhibits to this Exhibit C – Mining Lease and Option to Purchase

Exhibit A----- Property Description

Exhibit B......Net Smelter Returns Provision

Exhibit C.......Qualified expenditures

Mining Lease & Option to Purchase
Page 19 of 19

Exhibit B

Mining Lease and Option to Purchase Agreement by and between Nevada Land and Resource Company, LLC and AuEx, Inc.

Net Smelter Returns

Payor: AuEx, Inc.

Grantee: Nevada Land and Resource Company, LLC

Net Smelter Returns Provisions

1. Definitions. The terms defined in the instrument to which this Exhibit is attached and made part of shall have the same meanings in this Exhibit. The following definitions shall apply to this Exhibit.

1.1 "Gold Production means the quantity of refined gold credited to Payor's account by an independent third party refinery for gold produced from the Property during the month on either a provisional or final settlement basis.

1.2 "Gross Value" shall be determined on a month basis and have the following meanings with respect to the following Minerals;

1.2.1 Gold

(a) If payor sells unprocessed gold ores, or gold dore' or gold concentrates produced from Minerals, then the Gross Value shall be equal to the proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed gold ores, gold dore' and gold concentrates to an affiliated party, except that such sales shall be considered, solely for the purpose of determining gross value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined gold (meeting the specifications of the London Bullion Market Association, and if the London Bullion Market Association no longer prescribes specifications, the specifications of such other association generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.1(a) above is not applicable, then for purposes of determining Gross Value, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was refined. The Gross Value shall be determined by multiplying Gold Production during the month by the Monthly Average Gold Price.

1.2.2 Silver.

(a) If Payor sells unprocessed silver ores, or silver done or silver concentrates produced from Minerals, then Gross Value shall be equal to the proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed silver ores, silver done and silver concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harmon, and if Handy & Harmon no longer publishes such specifications, the specifications of such other association or entity generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.2(a)

1

Exhibit B

above is not applicable, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price for the month in which it was refined. The Gross Value shall be determined by multiplying Silver Production during the month by the Monthly Average Silver Price.

1.2.3 All Other Minerals.

(a) If Payor sells unprocessed ores, dore or concentrates of any Minerals other than gold or silver, then the Gross Value shall be equal to the amount of proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed ores, dore or concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined or processed metals from Minerals other than refined gold or refined silver, and if Section 123)(a) above is not applicable, then Gross Value shall be equal to the amount of the proceeds received by Payor during the month from the sale of such refined or processed metals. Payor shall have the right to sell such refined or processed metals to an affiliated party, provided that such sales shall be considered, solely for purposes of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

1.3 "Minerals" means gold, silver, platinum, antimony, mercury, copper, lead, zinc, and all other mineral elements and mineral compounds, and geothermal resources, which are contemplated to exist on the Property or which are after the Effective Date discovered on the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date.

1.4 "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported during that month. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by Payor, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.5 "Monthly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all- such prices reported for the month by the number of days in such month for which such prices were reported. If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by Payor as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.6 "Net Smelter Returns" means the Gross Value of all Minerals, less costs, charges and expenses paid or incurred by Payor with respect to the refining and smelting of such Minerals, without limitation:

1.6.1 Charges for smelting and refining (including sampling, assaying and penalty charges); and

1.6.2 Actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the

2

Exhibit B

course of such transportation) of concentrates or dore metal from the Property to the smelter or refinery, but in no event shall charges or costs of transportation of Minerals or ores from any mine on the Property to an autoclave, concentrator, crusher, heap or other leach process, mill or plant which is not a smelter or refinery.

1.7 "Property" means the real property described in the instrument to which these Net Smelter Returns provisions are attached.

1.8 "Silver Production" means the quantity of refined silver credited to Payor's account by an independent third-party refinery for silver produced from the Property during the month on either a provisional or final settlement basis.

2. Payment Procedures.

2.1 Accrual of Obligation. Payor's obligation to pay the royalty shall accrue and become due and payable upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates, ores or other Minerals or Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to Payor's account.

2.2 Futures or Forward Sales, Etc.. Except as provided in Sections 1.2.1(a),1.2.2(a) and 1.2.3 (a) (regarding sales of unprocessed gold and silver and sales of Minerals other than gold and silver), Gross Value shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals by Payor, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of gold, silver or other metals produced from Minerals.

2.3 Monthly Calculations and Payments. Payor shall calculate and pay Grantee each monthly royalty payment on or before the last business day of the month immediately following any month during which Minerals are produced from the Property. If any amount due and payable by Payor is not received by Grantee within ten (10) days after such amount is due, then Payor shall pay to Grantee a late charge equal to ten percent (10%) of such overdue amount. Grantee's acceptance of such late charge shall not constitute a waiver of Payor' default with respect to such overdue amount, nor prevent Grantee from exercising any of Grantee's other rights and remedies. If any amount payable by Payor remains delinquent for a period in excess of thirty (30) days, Payor shall pay to Grantee, in addition to the late payment, interest from and after the due date at the Interest Rate.

2.4 Statements. At the time of payment of the royalty, Payor shall accompany such payment with a statement which shows in detail the quantities and grades of refined gold, silver or other metals or dore, concentrates or ores produced and sold or deemed sold by Payor in the preceding month; the Monthly Average Gold Price and Monthly Average Silver Price, as applicable; costs and other deductions, and other pertinent information in detail to explain the calculation ofine payment with respect to such month. Payment shall be made to the address provided in the Agreement to which this Exhibit is attached for purposes of notices.

2.5 Inventories and Stockpiles. Payor shall include in all monthly statements a description of the quantity and quality of any gold or silver dore that has been retained as inventory for more than ninety (90) days. Grantee shall have thirty (30) days after receipt of the statement to either: (a) elect that the dore be deemed sold, with Gross Value to be determined as provided in Sections 1.2.1 (b), with respect to gold, and 1.2.2(b), with respect to silver, as of such thirtieth (30th) day utilizing the mine weights and assays for such lore and utilizing a reasonable recovery rate for refined metal and reasonable deemed charges for all deductions specified in Section 1.6 above, or

Exhibit B

(b) elect to wait until such time as the royalty payment otherwise would become payable pursuant to Sections 1.2.1(b) and 1.2.2(b). The Grantee's failure to respond within such time shall be deemed to be an election to use the methods described in Sections 1.2.1(b) and 1.2.2(b). No royalty payments shall be due with respect to stockpiles of ores or concentrates unless and until such ores or concentrates are actually sold.

4

Mining Lease and Option to Purchase Agreement
Between Nevada Land & Resource Company, LLC and AuEx, Inc.
Exhibit C

Qualified Expenditures

For purposes of the Agreement to which this Exhibit is attached, Qualified Expenditures means all costs and expenses spent or incurred by AuEx directly in connection with exploration and which were expended on or for the direct benefit of the Property on which AuEx performs part of its work commitment, calculated in accordance with generally accepted accounting principles consistently applied, including, without limiting the generality of the foregoing, the following:

a. Actual salaries, benefit and fringe costs and wages (whether or not required by law) of employees or contractors of AuEx directly assigned to and actually performing exploration and related activities within or benefiting the Property. Employees and contractors shall include geologists, geophysicists, engineers, surveyors, engineering assistants, technicians, draftsmen, engineering clerks and other personnel performing technical services connected with exploration of the Property.

b. Monies expended associated with aerial flights over the Property.

c. Monies expended associated with drilling, site preparation and road construction.

d. Monies expended for the use of machinery, vehicles, equipment and supplies required for exploration, provided, however, if AuEx uses equipment owned by it, charges shall be no greater than on terms available for third parties in the vicinity of the Property.

e. Monies expended for reasonable travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary or convenient for the conduct of exploration.

f. All payment to contractors for work on exploration.

g. Monies expended for metallurgical and engineering work, geophysical, geochemical and geological surveys and assays and other costs incurred to determine the quantity of minerals within the Property.

h. Monies expended to obtain permits, rights-of-way and other similar rights as may be required or necessary in connection with operations regarding the Property.

i. Monies expended in preparation and acquisition of environmental permits necessary to commence, carry out or complete exploration, and otherwise spent on activities required

1

for environmental compliance.

j. Monies expended in performing pre-feasibility and feasibility studies to evaluate the economic feasibility of mining on the Property, including expenditures for metallurgical test work, preliminary design work and hydrology studies.

k. The costs of any insurance premiums or performance bonds required for reclamation of the Property.

l. Monies expended for and including land holding costs, lease payments, assessment work, claim location, amendment and relocation costs, government rentals and other necessary expenditures incurred or made to preserve in good standing the status and title of the Property.

m. Monies expended for curing any title defects or encumbrances pertaining to the Property.

2

West Pequop JV Claims in AuEx's name at BLM

Elko County Nevada
TOWNSHIP: Township 36 North, Range 65 East, Section 30

TOTAL CLAIMS: 34

Claim Name	Location Date	Filed County	Document No	Filed BLM	BLM Serial No

PQ 629	12/Dec/2006				NMC947476
PQ 630	12/Dec/2006				NMC947477
PQ 631	12/Dec/2006				NMC947478
PQ 632	12/Dec/2006				NMC947479
PQ 633	12/Dec/2006				NMC947480
PQ 634	12/Dec/2006				NMC947481
PQ 635	12/Dec/2006				NMC947482
PQ 636	12/Dec/2006				NMC947483
PQ 637	12/Dec/2006				NMC947484
PQ 638	12/Dec/2006				NMC947485
PQ 639	12/Dec/2006				NMC947486
PQ 640	12/Dec/2006				NMC947487
PQ 641	12/Dec/2006				NMC947488
PQ 642	12/Dec/2006				NMC947489
PQ 643	12/Dec/2006				NMC947490
PQ 644	12/Dec/2006				NMC947491
PQ 645	12/Dec/2006				NMC947492
PQ 646	12/Dec/2006				NMC947493
PQ 647	12/Dec/2006				NMC947494
PQ 648	12/Dec/2006				NMC947495
PQ 649	12/Dec/2006				NMC947496
PQ 650	12/Dec/2006				NMC947497
PQ 651	12/Dec/2006				NMC947498
PQ 652	12/Dec/2006				NMC947499
PQ 653	12/Dec/2006				NMC947500
PQ 654	12/Dec/2006				NMC947501
PQ 655	12/Dec/2006				NMC947502
PQ 656	12/Dec/2006				NMC947503
PQ 657	12/Dec/2006				NMC947504
PQ 658	12/Dec/2006				NMC947505
PQ 659	12/Dec/2006				NMC947506
PQ 660	12/Dec/2006				NMC947507
PQ 661	12/Dec/2006				NMC947508
PQ 662	12/Dec/2006				NMC947509

West Pequop JV Claims in Pittston Nevada Gold Company Ltd.'s name at BLM

Elko County Nevada
TOWNSHIP: Township 35 North, Range 65 East, Sections 1-4,
6, and 8-17
Township 36 North, Range 65 East, Sections 1-4,
8, 10-16, 20, 22-28, 32, and 34-36

TOTAL CLAIMS: 1327

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No

IND 2	27/Jun/1994				NMC704738
IND 4	27/Jun/1994				NMC704740
IND 5	27/Jun/1994				NMC704741
IND 6	27/Jun/1994				NMC704742
IND 7	27/Jun/1994				NMC704743
IND 8	27/Jun/1994				NMC704744
IND 9	27/Jun/1994				NMC704745
IND 10	27/Jun/1994				NMC704746
IND 11	27/Jun/1994				NMC704747
IND 12	27/Jun/1994				NMC704748
IND 13	27/Jun/1994				NMC704749
IND 14	27/Jun/1994				NMC704750
IND 1S	27/Jun/1994				NMC704751
IND 16	27/Jun/1994				NMC704752
IND 17	27/Jun/1994				NMC704753
IND 18	27/Jun/1994				NMC704754
IND 19	27/Jun/1994				NMC704755
IND 20	27/Jun/1994				NMC704756
IND 21	27/Jun/1994				NMC704757
IND 22	27/Jun/1994				NMC704758
IND 23	27/Jun/1994				NMC7047S9
IND 24	27/Jun/1994				NMC704760
IND 25	27/Jun/1994				NMC704761
IND 26	27/Jun/1994				NMC704762
IND 27	27/Jun/1994				NMC704763
IND 28	27/Jun/1994				NMC704764
IND 29	27/Jun/1994				NMC704765
IND 30	27/Jun/1994				NMC704766
IND 31	27/Jun/1994				NMC704767
IND 32	27/Jun/1994				NMC704768
IND 33	27/Jun/1994				NMC704769
IND 34	27/Jun/1994				NMC704770
IND 35	27/Jun/1 994				NMC704771
IND 36	27/Jun/1994				NMC704772
IND 73	12/Aug/1994				NMC705758
IND 74	12/Aug/1994				NMC705759

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
IND 75	12/Aug/1994				NMC705760
IND 76	12/Aug/1994				NMC705761
IND 77	12/Aug/1994				NMC705762
IND 78	12/Aug/1994				NMC705763
IND 79	12/Aug/1994				NMC705764
IND 80	12/Aug/1994				NMC705765
IND 81	12/Aug/1994				NMC705766
IND 82	12/Aug/1994				NMC705767
IND 83	12/Aug/1994				NMC705768
IND 84	12/Aug/1994				NMC705769
IND 85	12/Aug/1994				NMC705770
IND 86	12/Aug/1994				NMC705771
IND 87	12/Aug/1994				NMC705772
IND 88	12/Aug/1994				NMC705773
IND 89	12/Aug/1994				NMC705774
IND 90	12/Aug/1994				NMC705775
IND 91	12/Aug/1994				NMC705776
IND 92	12/Aug/1994				NMC705777
IND 93	12/Aug/1994				NMC705778
IND 94	12/Aug/1994				NMC705779
IND 95	12/Aug/1994				NMC705780
IND 96	12/Aug/1994				NMC705781
IND 97	12/Aug/1994				NMC705782
IND 98	12/Aug/1994				NMC705783
IND 99	12/Aug/1994				NMC705784
IND 100	12/Aug/1994				NMC705785
IND 101	12/Aug/1994				NMC705786
IND 102	12/Aug/1994				NMC705787
IND 103	12/Aug/1994				NMC705788
IND 104	12/Aug/1994				NMC705789
IND 105	12/Aug/1994				NMC705790
IND 106	12/Aug/1994				NMC705791
IND 107	12/Aug/1994				NMC705792
IND 108	12/Aug/1994				NMC705793
IND 127	14/Aug/1994				NMC705812
IND 129	14/Aug/1994				NMC705814
IND 131	14/Aug/1994				NMC705816
IND 133	14/Aug/1994				NMC705818
IND 135	14/Aug/1994				NMC705820
IND 137	14/Aug/1994				NMC705822
IND 139	14/Aug/1994				NMC705824
IND 141	14/Aug/1994				NMC705826
IND 143	14/Aug/1994				NMC705828
IND 217	22/Apr/1996				NMC742436
IND 218	22/Apr/1996				NMC742437
IND 219	22/Apr/1996				NMC742438
IND 220	22/Apr/1996				NMC742439
IND 221	22/Apr/1996				NMC742440

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
IND 222	22/Apr/1996				NMC742441
IND 223	22/Apr/1996				NMC742442
IND 224	22/Apr/1996				NMC742443
IND 225	22/Apr/1996				NMC742444
IND 226	22/Apr/1996				NMC742445
IND 227	22/Apr/1996				NMC742446
IND 228	22/Apr/1996				NMC742447
IND 229	22/Apr/1996				NMC742448
IND 230	22/Apr/1996				NMC742449
IND 231	22/Apr/1996				NMC742450
IND 232	22/Apr/1996				NMC742451
IND 233	22/Apr/1996				NMC742452
IND 234	22/Apr/1996				NMC742453
IND 235	22/Apr/1996				NMC742454
IND 236	22/Apr/1996				NMC742455
IND 237	22/Apr/1996				NMC742456
IND 238	22/Apr/1996				NMC742457
IND 239	22/Apr/1996				NMC742458
IND 240	22/Apr/1996				NMC742459
IND 241	22/Apr/1996				NMC742460
IND 242	22/Apr/1996				NMC742461
IND 243	22/Apr/1996				NMC742462
IND 244	22/Apr/1996				NMC742463
IND 245	22/Apr/1996				NMC742464
IND 246	22/Apr/1996				NMC742465
IND 247	22/Apr/1996				NMC742466
IND 248	22/Apr/1996				NMC742467
IND 249	22/Apr/1996				NMC742468
IND 250	22/Apr/1996				NMC742469
IND 251	22/Apr/1996				NMC742470
IND 252	22/Apr/1996				NMC742471
PNG 221	12/Sep/1996				NMC755559
PNG 223	12/Sep/1996				NMC755561
PNG 225	12/Sep/1996				NMC755563
PNG 227	12/Sep/1996				NMC755565
PNG 229	12/Sep/1996				NMC755567
PNG 231	12/Sep/1996				NMC755569
PNG 233	12/Sep/1996				NMC755571
PNG 235	12/Sep/1996				NMC755573
PNG 237	12/Sep/1996				NMC755575
PNG 240	12/Sep/1996				NMC755578
PNG 242	12/Sep/1996				NMC755580
PNG 244	12/Sep/1996				NMC755582
PNG 246	12/Sep/1996				NMC755584
PNG 248	12/Sep/1996				NMC755586
PNG 250	12/Sep/1996				NMC755588
PNG 252	12/Sep/1996				NMC755590
PNG 254	12/Sep/1996				NMC755592

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PNG 256	12/Sep/1996				NMC755594
SM-1	25/Aug/1999				NMC806929
SM-2	25/Aug/1999				NMC806930
SM-3	25/Aug/1999				NMC806931
SM-4	25/Aug/1999				NMC806932
SM-5	25/Aug/1999				NMC806933
SM-6	25/Aug/1999				NMC806934
SM-7	25/Aug/1999				NMC806935
SM-8	25/Aug/1999				NMC806936
SM-9	25/Aug/1999				NMC806937
SM-10	25/Aug/1999				NMC806938
SM-11	25/Aug/1999				NMC806939
SM-12	25/Aug/1999				NMC806940
SM-13	25/Aug/1999				NMC806941
SM-14	25/Aug/1999				NMC806942
SM-15	25/Aug/1999				NMC806943
SM-16	25/Aug/1999				NMC806944
SM-17	25/Aug/1999				NMC806945
SM-18	25/Aug/1999				NMC806946
SM-19	25/Aug/1999				NMC806947
SM-20	25/Aug/1999				NMC806948
SM-21	25/Aug/1999				NMC806949
SM-22	25/Aug/1999				NMC806950
SM-23	25/Aug/1999				NMC806951
SM-24	25/Aug/1999				NMC806952
SM-25	25/Aug/1999				NMC806953
SM-26	25/Aug/1999				NMC806954
SM-27	25/Aug/1999				NMC806955
SM-28	25/Aug/1999				NMC806956
SM-29	25/Aug/1999				NMC806957
SM-30	25/Aug/1999				NMC806958
SM-31	25/Aug/1999				NMC806959
SM-32	25/Aug/1999				NMC806960
SM-33	25/Aug/1999				NMC806961
SM-34	25/Aug/1999				NMC806962
SM-35	25/Aug/1999				NMC806963
SM-36	25/Aug/1999				NMC806964
SM-37	25/Aug/1999				NMC806965
SM-38	25/Aug/1999				NMC806966
SM-39	25/Aug/1999				NMC806967
SM-40	25/Aug/1999				NMC806968
SM-41	25/Aug/1999				NMC806969
SM-42	25/Aug/1999				NMC806970
SM-43	25/Aug/1999				NMC806971
SM-44	25/Aug/1999				NMC806972
SM-45	25/Aug/1999				NMC806973
SM-46	25/Aug/1999				NMC806974
SM-47	25/Aug/1999				NMC806975

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
SM-48	25/Aug/1999				NMC806976
SM-49	25/Aug/1999				NMC806977
SM-50	25/Aug/1999				NMC806978
SM-51	25/Aug/1999				NMC806979
SM-52	25/Aug/1999				NMC806980
SM-53	25/Aug/1999				NMC806981
SM-54	25/Aug/1999				NMC806982
SM-55	25/Aug/1999				NMC806983
SM-56	25/Aug/1999				NMC806984
SM-57	25/Aug/1999				NMC806985
SM-58	25/Aug/1999				NMC806986
SM-59	25/Aug/1999				NMC806987
SM-60	25/Aug/1999				NMC806988
SM-61	25/Aug/1999				NMC806989
SM-62	25/Aug/1999				NMC806990
SM-63	25/Aug/1999				NMC806991
SM-64	25/Aug/1999				NMC806992
SM-65	25/Aug/1999				NMC806993
SM-66	25/Aug/1999				NMC806994
SM-67	25/Aug/1999				NMC806995
SM-68	25/Aug/1999				NMC806996
SM-69	25/Aug/1999				NMC806997
SM-70	25/Aug/1999				NMC806998
SM-71	25/Aug/1999				NMC806999
SM-72	25/Aug/1999				NMC807000
SM-82	26/Aug/1999				NMC807010
SM-84	26/Aug/1999				NMC807012
SM-86	26/Aug/1999				NMC807014
SM-88	26/Aug/1999				NMC807016
SM-90	26/Aug/1999				NMC807018
SM-99	26/Aug/1999				NMC807027
SM-100	26/Aug/1999				NMC807028
SM-101	26/Aug/1999				NMC807029
SM-102	26/Aug/1999				NMC807030
SM-103	26/Aug/1999				NMC807031
SM-104	26/Aug/1999				NMC807032
SM-105	26/Aug/1999				NMC807033
SM-106	26/Aug/1999				NMC807034
SM-107	26/Aug/1999				NMC807035
SM-108	26/Aug/1999				NMC807036
SM-254	30/Sep/1999				NMC810873
SM-256	30/Sep/1999				NMC810875
SM-258	30/Sep/1999				NMC810877
SM-260	30/Sep/1999				NMC810879
SM-262	30/Sep/1999				NMC810881
SM-264	30/Sep/1999				NMC810883
SM-266	30/Sep/1999				NMC810885
SM-268	30/Sep/1999				NMC810887

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
SM-270	30/Sep/1999				NMC810889
SM-271	30/Sep/1999				NMC810890
SM-272	30/Sep/1999				NMC810891
SM-273	30/Sep/1999				NMC810892
SM-274	30/Sep/1999				NMC810893
SM-275	30/Sep/1999				NMC810894
SM-276	30/Sep/1999				NMC810895
SM-277	30/Sep/1999				NMC810896
SM-278	30/Sep/1999				NMC810897
SM-279	30/Sep/1999				NMC810898
SM-280	30/Sep/1999				NMC810899
SM-281	30/Sep/1999				NMC810900
SM-282	30/Sep/1999				NMC810901
SM-283	30/Sep/1999				NMC810902
SM-284	30/Sep/1999				NMC810903
SM-285	30/Sep/1999				NMC810904
SM-286	30/Sep/1999				NMC810905
SM-287	30/Sep/1999				NMC810906
SM-288	30/Sep/1999				NMC810907
PQ1	03/Nov/2005				NMC917721
PQ2	03/Nov/2005				NMC917722
PQ3	03/Nov/2005				NMC917723
PQ4	03/Nov/2005				NMC917724
PQ5	03/Nov/2005				NMC917725
PQ6	03/Nov/2005				NMC917726
PQ7	03/Nov/2005				NMC917727
PQ8	03/Nov/2005				NMC917728
PQ9	03/Nov/2005				NMC917729
PQ 10	19/Oct/2005				NMC917730
PQ 11	19/Oct/2005				NMC917731
PQ 12	19/Oct/2005				NMC917732
PQ 13	19/Oct/2005				NMC917733
PQ 14	19/Oct/2005				NMC917734
PQ 15	19/Oct/2005				NMC917735
PQ 16	19/Oct/2005				NMC917736
PQ 17	19/Oct/2005				NMC917737
PQ 18	19/Oct/2005				NMC917738
PQ 19	19/Oct/2005				NMC917739
PQ 20	19/Oct/2005				NMC917740
PQ 21	19/Oct/2005				NMC917741
PQ 22	19/Oct/2005				NMC917742
PQ 23	19/Oct/2005				NMC917743
PQ 24	19/Oct/2005				NMC917744
PQ 25	19/Oct/2005				NMC917745
PQ 26	19/Oct/2005				NMC917746
PQ 27	19/Oct/2005				NMC917747
PQ 28	02/Dec/2005				NMC917748
PQ 29	02/Dec/2005				NMC917749

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 30	02/Dec/2005				NMC917750
PQ 31	02/Dec/2005				NMC917751
PQ 32	02/Dec/2005				NMC917752
PQ 33	02/Dec/2005				NMC917753
PQ 34	02/Dec/2005				NMC917754
PQ 35	02/Dec/2005				NMC917755
PQ 36	02/Dec/2005				NMC917756
PQ 37	02/Dec/2005				NMC917757
PQ 38	02/Dec/2005				NMC917758
PQ 39	02/Dec/2005				NMC917759
PQ 40	02/Dec/2005				NMC917760
PQ 41	02/Dec/2005				NMC917761
PQ 42	02/Dec/2005				NMC917762
PQ 43	02/Dec/2005				NMC917763
PQ 44	02/Dec/2005				NMC917764
PQ 45	02/Dec/2005				NMC917765
PQ 46	20/Oct/2005				NMC917766
PQ 47	20/Oct/2005				NMC917767
PQ 48	20/Oct/2005				NMC917768
PQ 49	20/Oct/2005				NMC917769
PQ 50	20/Oct/2005				NMC917770
PQ 51	20/Oct/2005				NMC917771
PQ 52	20/Oct/2005				NMC917772
PQ 53	20/Oct/2005				NMC917773
PQ 54	20/Oct/2005				NMC917774
PQ 55	20/Oct/2005				NMC917775
PQ 56	20/Oct/2005				NMC917776
PQ 57	20/Oct/2005				NMC917777
PQ 58	20/Oct/2005				NMC917778
PQ 59	20/Oct/2005				NMC917779
PQ 60	20/Oct/2005				NMC917780
PQ 61	20/Oct/2005				NMC917781
PQ 62	20/Oct/2005				NMC917782
PQ 63	20/Oct/2005				NMC917783
PQ 64	20/Oct/2005				NMC917784
PQ 65	20/Oct/2005				NMC917785
PQ 66	20/Oct/2005				NMC917786
PQ 67	20/Oct/2005				NMC917787
PQ 68	20/Oct/2005				NMC917788
PQ 69	20/Oct/2005				NMC917789
PQ 70	20/Oct/2005				NMC917790
PQ 71	20/Oct/2005				NMC917791
PQ 72	20/Oct/2005				NMC917792
PQ 73	20/Oct/2005				NMC917793
PQ 74	20/Oct/2005				NMC917794
PQ 75	20/Oct/2005				NMC917795
PQ 76	20/Oct/2005				NMC917796
PQ 77	20/Oct/2005				NMC917797

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 78	20/Oct/2005				NMC917798
PQ 79	20/Oct/2005				NMC917799
PQ 80	20/Oct/2005				NMC917800
PQ 81	20/Oct/2005				NMC917801
PQ 82	20/Oct/2005				NMC917802
PQ 83	20/Oct/2005				NMC917803
PQ 84	20/Oct/2005				NMC917804
PQ 85	20/Oct/2005				NMC917805
PQ 86	20/Oct/2005				NMC917806
PQ 87	20/Oct/2005				NMC917807
PQ 88	20/Oct/2005				NMC917808
PQ 89	20/Oct/2005				NMC917809
PQ 90	20/Oct/2005				NMC917810
PQ 91	20/Oct/2005				NMC917811
PQ 92	20/Oct/2005				NMC917812
PQ 93	20/Oct/2005				NMC917813
PQ 94	20/Oct/2005				NMC917814
PQ 95	20/Oct/2005				NMC917815
PQ 96	20/Oct/2005				NMC917816
PQ 97	20/Oct/2005				NMC917817
PQ 98	20/Oct/2005				NMC917818
PQ 99	20/Oct/2005				NMC917819
PQ 100	20/Oct/2005				NMC917820
PQ 101	20/Oct/2005				NMC917821
PQ 102	19/Oct/2005				NMC917822
PQ 103	19/Oct/2005				NMC917823
PQ 104	19/Oct/2005				NMC917824
PQ 105	19/Oct/2005				NMC917825
PQ 106	19/Oct/2005				NMC917826
PQ 107	19/Oct/2005				NMC917827
PQ 108	19/Oct/2005				NMC917828
PQ 109	19/Oct/2005				NMC917829
PQ 110	19/Oct/2005				NMC917830
PQ 111	19/Oct/2005				NMC917831
PQ 287	15/Jul/2006				NMC936145
PQ 288	15/Jul/2006				NMC936146
PQ 289	15/Jul/2006				NMC936147
PQ 290	15/Jul/2006				NMC936148
PQ 291	15/Jul/2006				NMC936149
PQ 292	15/Jul/2006				NMC936150
PQ 293	15/Jul/2006				NMC936151
PQ 294	15/Jul/2006				NMC936152
PQ 295	15/Jul/2006				NMC936153
PQ 296	15/Jul/2006				NMC936154
PQ 297	15/Jul/2006				NMC936155
PQ 298	15/Jul/2006				NMC936156
PQ 299	15/Jul/2006				NMC936157
PQ 300	17/Jul/2006				NMC936158

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 301	17/Jul/2006				NMC936159
PQ 302	17/Jul/2006				NMC936160
PQ 303	17/Jul/2006				NMC936161
PQ 304	17/Jul/2006				NMC936162
PQ 305	17/Jul/2006				NMC936163
PQ 306	17/Jul/2006				NMC936164
PQ 307	17/Jul/2006				NMC936165
PQ 308	14/Jul/2006				NMC936166
PQ 309	14/Jul/2006				NMC936167
PQ 310	14/Jul/2006				NMC936168
PQ 311	14/Jul/2006				NMC936169
PQ 312	14/Jul/2006				NMC936170
PQ 313	14/Jul/2006				NMC936171
PQ 314	14/Jul/2006				NMC936172
PQ 315	14/Jul/2006				NMC936173
PQ 316	14/Jul/2006				NMC936174
PQ 317	14/Jul/2006				NMC936175
PQ 318	14/Jul/2006				NMC936176
PQ 319	14/Jul/2006				NMC936177
PQ 320	14/Jul/2006				NMC936178
PQ 321	14/Jul/2006				NMC936179
PQ 322	14/Jul/2006				NMC936180
PQ 323	14/Jul/2006				NMC936181
PQ 324	14/Jul/2006				NMC936182
PQ 325	14/Jul/2006				NMC936183
PQ 326	13/Jul/2006				NMC936184
PQ 327	13/Jul/2006				NMC936185
PQ 328	13/Jul/2006				NMC936186
PQ 329	13/Jul/2006				NMC936187
PQ 330	13/Jul/2006				NMC936188
PQ 331	13/Jul/2006				NMC936189
PQ 332	17/Jul/2006				NMC936190
PQ 333	17/Jul/2006				NMC936191
PQ 334	18/Jul/2006				NMC936192
PQ 335	18/Jul/2006				NMC936193
PQ 336	18/Jul/2006				NMC936194
PQ 337	18/Jul/2006				NMC936195
PQ 338	18/Jul/2006				NMC936196
PQ 339	18/Jul/2006				NMC936197
PQ 340	18/Jul/2006				NMC936198
PQ 341	18/Jul/2006				NMC936199
PQ 342	21/Jul/2006				NMC936200
PQ 343	21/Jul/2006				NMC936201
PQ 344	21/Jul/2006				NMC936202
PQ 345	21/Jul/2006				NMC936203
PQ 346	21/Jul/2006				NMC936204
PQ 347	21/Jul/2006				NMC936205
PQ 348	21/Jul/2006				NMC936206

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 349	21/Jul/2006				NMC936207
PQ 350	21/Jul/2006				NMC936208
PQ 351	21/Jul/2006				NMC936209
PQ 352	21/Jul/2006				NMC936210
PQ 353	21/Jul/2006				NMC936211
PQ 354	21/Jul/2006				NMC936212
PQ 355	21/Jul/2006				NMC936213
PQ 356	21/Jul/2006				NMC936214
PQ 357	21/Jul/2006				NMC936215
PQ 358	21/Jul/2006				NMC936216
PQ 359	21/Jul/2006				NMC936217
PQ 360	21/Jul/2006				NMC936218
PQ 361	21/Jul/2006				NMC936219
PQ 362	20/Jul/2006				NMC936220
PQ 363	20/Jul/2006				NMC936221
PQ 364	20/Jul/2006				NMC936222
PQ 365	20/Jul/2006				NMC936223
PQ 366	20/Jul/2006				NMC936224
PQ 367	20/Jul/2006				NMC936225
PQ 368	20/Jul/2006				NMC936226
PQ 369	20/Jul/2006				NMC936227
PQ 370	20/Jul/2006				NMC936228
PQ 371	20/Jul/2006				NMC936229
PQ 372	20/Jul/2006				NMC936230
PQ 373	20/Jul/2006				NMC936231
PQ 374	20/Jul/2006				NMC936232
PQ 375	20/Jul/2006				NMC936233
PQ 376	20/Jul/2006				NMC936234
PQ 377	20/Jul/2006				NMC936235
PQ 448	01/Aug/2006				NMC937148
PQ 449	01/Aug/2006				NMC937149
PQ 450	31/Jul/2006				NMC937150
PQ 451	31/Jul/2006				NMC937151
PQ 452	31/Jul/2006				NMC937152
PQ 453	31/Jul/2006				NMC937153
PQ 454	31/Jul/2006				NMC937154
PQ 455	31/Jul/2006				NMC937155
PQ 456	01/Aug/2006				NMC937156
PQ 457	01/Aug/2006				NMC937157
PQ 458	31/Jul/2006				NMC937158
PQ 459	31/Jul/2006				NMC937159
PQ 574	30/Jul/2006				NMC937160
PQ 575	30/Jul/2006				NMC937161
PQ 576	30/Jul/2006				NMC937162
PQ 577	30/Jul/2006				NMC937163
PQ 578	30/Jul/2006				NMC937164
PQ 579	30/Jul/2006				NMC937165
PQ 580	30/Jul/2006				NMC937166

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 581	30/Jul/2006				NMC937167
PQ 582	28/Jul/2006				NMC937168
PQ 583	28/Jul/2006				NMC937169
PQ 584	28/Jul/2006				NMC937170
PQ 585	28/Jul/2006				NMC937171
PQ 586	28/Jul/2006				NMC937172
PQ 587	28/Jul/2006				NMC937173
PQ 588	28/Jul/2006				NMC937174
PQ 589	28/Jul/2006				NMC937175
PQ 590	28/Jul/2006				NMC937176
PQ 591	28/Jul/2006				NMC937177
PQ 592	27/Jul/2006				NMC937178
PQ 593	27/Jul/2006				NMC937179
PQ 594	27/Jul/2006				NMC937180
PQ 595	27/Jul/2006				NMC937181
PQ 596	27/Jul/2006				NMC937182
PQ 597	27/Jul/2006				NMC937183
PQ 598	27/Jul/2006				NMC937184
PQ 599	27/Jul/2006				NMC937185
PQ 600	27/Jul/2006				NMC937186
PQ 601	27/Jul/2006				NMC937187
PQ 602	26/Jul/2006				NMC937188
PQ 603	25/Jul/2006				NMC937189
PQ 604	26/Jul/2006				NMC937190
PQ 605	26/Jul/2006				NMC937191
PQ 606	26/Jul/2006				NMC937192
PQ 607	26/Jul/2006				NMC937193
PQ 608	26/Jul/2006				NMC937194
PQ 609	26/Jul/2006				NMC937195
PQ 610	29/Jul/2006				NMC937196
PQ 611	29/Jul/2006				NMC937197
PQ 612	29/Jul/2006				NMC937198
PQ 613	29/Jul/2006				NMC937199
PQ 614	29/Jul/2006				NMC937200
PQ 615	29/Jul/2006				NMC937201
PQ 616	29/Jul/2006				NMC937202
PQ 617	29/Jul/2006				NMC937203
PQ 618	29/Jul/2006				NMC937204
PQ 619	29/Jul/2006				NMC937205
PQ 620	29/Jul/2006				NMC937206
PQ 621	29/Jul/2006				NMC937207
PQ 622	29/Jul/2006				NMC937208
PQ 623	29/Jul/2006				NMC937209
PQ 624	29/Jul/2006				NMC937210
PQ 625	29/Jul/2006				NMC937211
PQ 626	29/Jul/2006				NMC937212
PQ 627	29/Jul/2006				NMC937213
PQ 628	01/Aug/2006				NMC937214

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 538	08/Aug/2006				NMC937806
PQ 539	08/Aug/2006				NMC937807
PQ 540	08/Aug/2006				NMC937808
PQ 541	08/Aug/2006				NMC937809
PQ 542	08/Aug/2006				NMC937810
PQ 543	08/Aug/2006				NMC937811
PQ 544	08/Aug/2006				NMC937812
PQ 545	08/Aug/2006				NMC937813
PQ 546	08/Aug/2006				NMC937814
PQ 547	08/Aug/2006				NMC937815
PQ 548	08/Aug/2006				NMC937816
PQ 549	08/Aug/2006				NMC937817
PQ 550	08/Aug/2006				NMC937818
PQ 551	08/Aug/2006				NMC937819
PQ 552	08/Aug/2006				NMC937820
PQ 553	08/Aug/2006				NMC937821
PQ 554	08/Aug/2006				NMC937822
PQ 555	08/Aug/2006				NMC937823
PQ 556	08/Aug/2006				NMC937824
PQ 557	08/Aug/2006				NMC937825
PQ 558	08/Aug/2006				NMC937826
PQ 559	08/Aug/2006				NMC937827
PQ 560	08/Aug/2006				NMC937828
PQ 561	08/Aug/2006				NMC937829
PQ 562	08/Aug/2006				NMC937830
PQ 563	08/Aug/2006				NMC937831
PQ 564	08/Aug/2006				NMC937832
PQ 565	08/Aug/2006				NMC937833
PQ 566	08/Aug/2006				NMC937834
PQ 567	08/Aug/2006				NMC937835
PQ 568	08/Aug/2006				NMC937836
PQ 569	08/Aug/2006				NMC937837
PQ 570	08/Aug/2006				NMC937838
PQ 571	08/Aug/2006				NMC937839
PQ 572	08/Aug/2006				NMC937840
PQ 573	08/Aug/2006				NMC937841
PQ 378	04/Sep/2006				NMC941368
PQ 379	04/Sep/2006				NMC941369
PQ 380	04/Sep/2006				NMC941370
PQ 381	04/Sep/2006				NMC941371
PQ 382	04/Sep/2006				NMC941372
PQ 383	04/Sep/2006				NMC941373
PQ 384	04/Sep/2006				NMC941374
PQ 385	04/Sep/2006				NMC941375
PQ 386	04/Sep/2006				NMC941376
PQ 387	04/Sep/2006				NMC941377
PQ 388	04/Sep/2006				NMC941378
PQ 389	04/Sep/2006				NMC941379

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 390	04/Sep/2006				NMC941380
PQ 391	04/Sep/2006				NMC941381
PQ 392	04/Sep/2006				NMC941382
PQ 393	04/Sep/2006				NMC941383
PQ 394	04/Sep/2006				NMC941384
PQ 395	04/Sep/2006				NMC941385
PQ 396	04/Sep/2006				NMC941386
PQ 397	04/Sep/2006				NMC941387
PQ 398	04/Sep/2006				NMC941388
PQ 399	04/Sep/2006				NMC941389
PQ 400	04/Sep/2006				NMC941390
PQ 401	04/Sep/2006				NMC941391
PQ 402	04/Sep/2006				NMC941392
PQ 403	04/Sep/2006				NMC941393
PQ 404	10/Sep/2006				NMC941394
PQ 405	10/Sep/2006				NMC941395
PQ 406	10/Sep/2006				NMC941396
PQ 407	10/Sep/2006				NMC941397
PQ 408	10/Sep/2006				NMC941398
PQ 409	10/Sep/2006				NMC941399
PQ 410	10/Sep/2006				NMC941400
PQ 411	10/Sep/2006				NMC941401
PQ 412	10/Sep/2006				NMC941402
PQ 413	10/Sep/2006				NMC941403
PQ 414	10/Sep/2006				NMC941404
PQ 415	10/Sep/2006				NMC941405
PQ 416	10/Sep/2006				NMC941406
PQ 417	10/Sep/2006				NMC941407
PQ 418	10/Sep/2006				NMC941408
PQ 419	10/Sep/2006				NMC941409
PQ 420	10/Sep/2006				NMC941410
PQ 421	10/Sep/2006				NMC941411
PQ 422	10/Sep/2006				NMC941412
PQ 423	10/Sep/2006				NMC941413
PQ 424	10/Sep/2006				NMC941414
PQ 425	10/Sep/2006				NMC941415
PQ 426	10/Sep/2006				NMC941416
PQ 427	10/Sep/2006				NMC941417
PQ 428	10/Sep/2006				NMC941418
PQ 429	10/Sep/2006				NMC941419
PQ 430	04/Sep/2006				NMC941420
PQ 431	04/Sep/2006				NMC941421
PQ 432	04/Sep/2006				NMC941422
PQ 433	04/Sep/2006				NMC941423
PQ 434	04/Sep/2006				NMC941424
PQ 435	04/Sep/2006				NMC941425
PQ 436	04/Sep/2006				NMC941426
PQ 437	04/Sep/2006				NMC941427

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 438	04/Sep/2006				NMC941428
PQ 439	04/Sep/2006				NMC941429
PQ 440	04/Sep/2006				NMC941430
PQ 441	04/Sep/2006				NMC941431
PQ 442	04/Sep/2006				NMC941432
PQ 443	04/Sep/2006				NMC941433
PQ 444	04/Sep/2006				NMC941434
PQ 445	04/Sep/2006				NMC941435
PQ 446	04/Sep/2006				NMC941436
PQ 447	04/Sep/2006				NMC941437
PQ 482	10/Sep/2006				NMC941438
PQ 483	10/Sep/2006				NMC941439
PQ 484	10/Sep/2006				NMC941440
PQ 485	10/Sep/2006				NMC941441
PQ 486	10/Sep/2006				NMC941442
PQ 487	10/Sep/2006				NMC941443
PQ 488	10/Sep/2006				NMC941444
PQ 489	10/Sep/2006				NMC941445
PQ 490	04/Sep/2006				NMC941446
PQ 491	04/Sep/2006				NMC941447
PQ 492	04/Sep/2006				NMC941448
PQ 493	04/Sep/2006				NMC941449
PQ 494	04/Sep/2006				NMC941450
PQ 495	04/Sep/2006				'IiMC941451
PQ 496	04/Sep/2006				NMC941452
PQ 497	04/Sep/2006				NMC941453
PQ 498	04/Sep/2006				NMC941454
PQ 499	04/Sep/2006				NMC941455
PQ 663	23/Feb/2007				NMC954750
PQ 664	23/Feb/2007				NMC954751
PQ 665	23/Feb/2007				NMC954752
PQ 666	23/Feb/2007				NMC954753
PQ 667	23/Feb/2007				NMC954754
PQ 668	23/Feb/2007				NMC954755
PQ 669	23/Feb/2007				NMC954756
PQ 670	23/Feb/2007				NMC954757
PQ 671	23/Feb/2007				NMC954758
PQ 672	23/Feb/2007				NMC954759
PQ 673	23/Feb/2007				NMC954760
PQ 674	23/Feb/2007				NMC954761
PQ 675	23/Feb/2007				NMC954762
PQ 676	23/Feb/2007				NMC954763
PQ 677	23/Feb/2007				NMC954764
PQ 678	23/Feb/2007				NMC954765
PQ 679	23/Feb/2007				NMC954766
PQ 680	23/Feb/2007				NMC954767
PQ 681	23/Feb/2007				NMC954768
PQ 682	23/Feb/2007				NMC954769

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 683	23/Feb/2007				NMC954770
PQ 684	23/Feb/2007				NMC954771
PQ 685	05/Mar/2007				NMC954772
PQ 686	05/Mar/2007				NMC954773
PQ 687	05/Mar/2007				NMC954774
PQ 688	05/Mar/2007				NMC954775
PQ 689	05/Mar/2007				NMC954776
PQ 690	05/Mar/2007				NMC954777
PQ 691	05/Mar/2007				NMC954778
PQ 692	05/Mar/2007				NMC954779
PQ 693	05/Mar/2007				NMC954780
PQ 694	05/Mar/2007				NMC954781
PQ 695	05/Mar/2007				NMC954782
PQ 696	05/Mar/2007				NMC954783
PQ 697	05/Mar/2007				NMC954784
PQ 698	05/Mar/2007				NMC954785
PQ 699	21/Feb/2007				NMC954786
PQ 700	21/Feb/2007				NMC954787
PQ 701	21/Feb/2007				NMC954788
PQ 702	21/Feb/2007				NMC954789
PQ 703	21/Feb/2007				NMC954790
PQ 704	21/Feb/2007				NMC954791
PQ 705	21/Feb/2007				NMC954792
PQ 706	21/Feb/2007				NMC954793
PQ 707	21/Feb/2007				NMC954794
PQ 708	21/Feb/2007				NMC954795
PQ 709	21/Feb/2007				NMC954796
PQ 710	21/Feb/2007				NMC954797
PQ 711	21/Feb/2007				NMC954798
PQ 712	21/Feb/2007				NMC954799
PQ 713	21/Feb/2007				NMC954800
PQ 714	21/Feb/2007				NMC954801
PQ 715	21/Feb/2007				NMC954802
PQ 716	21/Feb/2007				NMC954803
PQ 717	21/Feb/2007				NMC954804
PQ 718	21/Feb/2007				NMC954805
PQ 719	21/Feb/2007				NMC954806
PQ 720	21/Feb/2007				NMC954807
PQ 721	21/Feb/2007				NMC954808
PQ 722	21/Feb/2007				NMC954809
PQ 723	21/Feb/2007				NMC954810
PQ 724	21/Feb/2007				NMC954811
PQ 725	21/Feb/2007				NMC954812
PQ 726	05/Mar/2007				NMC954813
PQ 727	05/Mar/2007				NMC954814
PQ 728	05/Mar/2007				NMC954815
PQ 729	05/Mar/2007				NMC954816
PQ 730	05/Mar/2007				NMC954817

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 731	05/Mar/2007				NMC954818
PQ 732	05/Mar/2007				NMC954819
PQ 733	05/Mar/2007				NMC954820
PQ 734	05/Mar/2007				NMC954821
PQ 735	11/Apr/2007				NMC954822
PQ 736	11/Apr/2007				NMC954823
PQ 737	11/Apr/2007				NMC954824
PQ 738	11/Apr/2007				NMC954825
PQ 739	11/Apr/2007				NMC954826
PQ 740	11/Apr/2007				NMC954827
PQ 741	11/Apr/2007				NMC954828
PQ 742	11/Apr/2007				NMC954829
PQ 743	11/Apr/2007				NMC954830
PQ 744	05/Mar/2007				NMC954831
PQ 745	07/Mar/2007				NMC954832
PQ 746	11/Apr/2007				NMC954833
PQ 747	11/Apr/2007				NMC954834
PQ 748	11/Apr/2007				NMC954835
PQ 749	11/Apr/2007				NMC954836
PQ 750	11/Apr/2007				NMC954837
PQ 751	11/Apr/2007				NMC954838
PQ 752	11/Apr/2007				NMC954839
PQ 753	11/Apr/2007				NMC954840
PQ 754	11/Apr/2007				NMC954841
PQ 755	11/Apr/2007				NMC954842
PQ 756	11/Apr/2007				NMC954843
PQ1663	14/Aug/2007				NMC963020
PQ1664	14/Aug/2007				NMC963021
PQ1665	14/Aug/2007				NMC963022
PQ1666	14/Aug/2007				NMC963023
PQ1667	14/Aug/2007				NMC963024
PQ1668	14/Aug/2007				NMC963025
PQ1669	14/Aug/2007				NMC963026
PQ1670	14/Aug/2007				NMC963027
PQ1671	14/Aug/2007				NMC963028
PQ1672	14/Aug/2007				NMC963029
PQ1673	14/Aug/2007				NMC963030
PQ1674	14/Aug/2007				NMC963031
PQ1675	14/Aug/2007				NMC963032
PQ1676	14/Aug/2007				NMC963033
PQ1677	14/Aug/2007				NMC963034
PQ1678	14/Aug/2007				NMC963035
PQ1679	14/Aug/2007				NMC963036
PQ1680	14/Aug/2007				NMC963037
PQ1681	14/Aug/2007				NMC963038
PQ1682	14/Aug/2007				NMC963039
PQ1683	15/Aug/2007				NMC963040
PQ1684	15/Aug/2007				NMC963041

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ1685	15/Aug/2007				NMC963042
PQ1686	15/Aug/2007				NMC963043
PQ1687	15/Aug/2007				NMC963044
PQ1688	15/Aug/2007				NMC963045
PQ1689	15/Aug/2007				NMC963046
PQ1690	15/Aug/2007				NMC963047
PQ1691	15/Aug/2007				NMC963048
PQ1692	15/Aug/2007				NMC963049
PQ1693	15/Aug/2007				NMC963050
PQ1694	15/Aug/2007				NMC963051
PQ1695	15/Aug/2007				NMC963052
PQ1696	15/Aug/2007				NMC963053
PQ1697	15/Aug/2007				NMC963054
PQ1698	15/Aug/2007				NMC963055
PQ1699	15/Aug/2007				NMC963056
PQ1700	15/Aug/2007				NMC963057
PQ1701	15/Aug/2007				NMC963058
PQ1702	15/Aug/2007				NMC963059
PQ1703	15/Aug/2007				NMC963060
PQ1704 .	15/Aug/2007				NMC963061
PQ1705	15/Aug/2007				NMC963062
PQ1706	15/Aug/2007				NMC963063
PQ1707	14/Aug/2007				NMC963064
PQ1708	14/Aug/2007				NMC963065
PQ1709	14/Aug/2007				NMC963066
PQ1710	14/Aug/2007				NMC963067
PQ1711	14/Aug/2007				NMC963068
PQ1712	14/Aug/2007				NMC963069
PQ1713	14/Aug/2007				NMC963070
PQ1714	14/Aug/2007				NMC963071
PQ1715	14/Aug/2007				NMC963072
PQ1716	14/Aug/2007				NMC963073
PQ1717	14/Aug/2007				NMC963074
PQ1718	14/Aug/2007				NMC963075
PQ1719	14/Aug/2007				NMC963076
PQ1720	14/Aug/2007				NMC963077
PQ1721	14/Aug/2007				NMC963078
PQ1722	14/Aug/2007				NMC963079
PQ1723	14/Aug/2007				NMC963080
PQ1724	14/Aug/2007				NMC963081
PQ1725	14/Aug/2007				NMC963082
PQ1726	14/Aug/2007				NMC963083
PQ1727	14/Aug/2007				NMC963084
PQ1728	14/Aug/2007				NMC963085
PQ1729	14/Aug/2007				NMC963086
PQ1730	14/Aug/2007				NMC963087
PQ1731	14/Aug/2007				NMC963088
PQ1732	14/Aug/2007				NMC963089

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ1733	14/Aug/2007				NMC963090
PQ1734	14/Aug/2007				NMC963091
PQ1735	14/Aug/2007				NMC963 092
PQ1736	14/Aug/2007				NMC963093
PQ1737	14/Aug/2007				NMC963094
PQ1738	14/Aug/2007				NMC963095
PQ1739	14/Aug/2007				NMC963096
PQ1740	14/Aug/2007				NMC963097
PQ1741	14/Aug/2007				NMC963098
PQ1742	14/Aug/2007				NMC963099
PQ1743	14/Aug/2007				NMC963100
PQ1744	14/Aug/2007				NMC963101
PQ1745	14/Aug/2007				NMC963102
PQ1746	14/Aug/2007				NMC963103
PQ 1781	07/Dec/2007				NMC981723
PQ 1783	07/Dec/2007				NMC981724
PQ 1785	07/Dec/2007				NMC981725
PQ 1787	07/Dec/2007				NMC981726
PQ 1789	07/Dec/2007				NMC981727
PQ 1790	07/Dec/2007				NMC981728
PQ 1791	07/Dec/2007				NMC981729
PQ 1792	07/Dec/2007				NMC981730
PQ 1793	07/Dec/2007				NMC981731
PQ 1794	07/Dec/2007				NMC981732
PQ 1795	07/Dec/2007				NMC981733
PQ ]796	07/Dec/2007				NMC981734
PQ 1797	07/Dec/2007				NMC981735
PQ 1798	07/Dec/2007				NMC981736
PQ 1799	11/Dec/2007				NMC981737
PQ 1800	11/Dec/2007				NMC981738
PQ 1801	11/Dec/2007				NMC981739
PQ 1802	11/Dec/2007				NMC981740
PQ 1803	11/Dec/2007				NMC981741
PQ 1804	11/Dec/2007				NMC981742
PQ 1805	11/Dec/2007				NMC981743
PQ 1806	11/Dec/2007				NMC981744
PQ 1807	11/Dec/2007				NMC981745
PQ 1808	11/Dec/2007				NMC981746
PQ 1809	11/Dec/2007				NMC981747
PQ 1810	11/Dec/2007				NMC981748
PQ 1811	11/Dec/2007				NMC981749
PQ 1812	11/Dec/2007				NMC981750
PQ 1813	11/Dec/2007				NMC981751
PQ 1814	11/Dec/2007				NMC981752
PQ 1815	11/Dec/2007				NMC981753
PQ 1816	11/Dec/2007				NMC981754
PQ 1817	11/Dec/2007				NMC981755
PQ 1818	11/Dec/2007				NMC981756

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 1819	11/Dec/2007				NMC981757
PQ 1820	11/Dec/2007				NMC981758
PQ 1821	11/Dec/2007				NMC981759
PQ 1822	11/Dec/2007				NMC981760
PQ 1823	11/Dec/2007				NMC981761
PQ 1824	11/Dec/2007				NMC981762
PQ 1825	11/Dec/2007				NMC981763
PQ 1826	11/Dec/2007				NMC981764
PQ 1827	11/Dec/2007				NMC981765
PQ 1828	11/Dec/2007				NMC981766
PQ 1829	11/Dec/2007				NMC981767
PQ 1830	11/Dec/2007				NMC981768
PQ 1831	11/Dec/2007				NMC981769
PQ 1832	11/Dec/2007				NMC981770
PQ 1833	11/Dec/2007				NMC981771
PQ 1834	11/Dec/2007				NMC981772
PQ 810	12/Dec/2007				NMC982291
PQ 811	12/Dec/2007				NMC982292
PQ 812	12/Dec/2007				NMC982293
PQ 813	12/Dec/2007				NMC982294
PQ 814	12/Dec/2007				NMC982295
PQ 815	12/Dec/2007				NMC982296
PQ 816	12/Dec/2007				NMC982297
PQ 817	12/Dec/2007				NMC982298
PQ 818	12/Dec/2007				NMC982299
PQ 819	12/Dec/2007				NMC982300
PQ 820	12/Dec/2007				NMC982301
PQ 821	12/Dec/2007				NMC982302
PQ 822	12/Dec/2007				NMC982303
PQ 823	12/Dec/2007				NMC982304
PQ 824	12/Dec/2007				NMC982305
PQ 825	12/Dec/2007				NMC982306
PQ 826	12/Dec/2007				NMC982307
PQ 827	12/Dec/2007				NMC982308
PQ 828	12/Dec/2007				NMC982309
PQ 829	12/Dec/2007				NMC982310
PQ 830	12/Dec/2007				NMC982311
PQ 831	12/Dec/2007				NMC982312
PQ 832	12/Dec/2007				NMC982313
PQ 833	12/Dec/2007				NMC982314
PQ 834	12/Dec/2007				NMC982315
PQ 835	12/Dec/2007				NMC982316
PQ 836	12/Dec/2007				NMC982317
PQ 837	12/Dec/2007				NMC982318
PQ 838	12/Dec/2007				NMC982319
PQ 839	12/Dec/2007				NMC982320
PQ 840	12/Dec/2007				NMC982321
PQ 841	12/Dec/2007				NMC982322

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 842	12/Dec/2007				NMC982323
PQ 843	12/Dec/2007				NMC982324
PQ 844	12/Dec/2007				NMC982325
PQ 845	12/Dec/2007				NMC982326
PQ 846	12/Dec/2007				NMC982327
PQ 847	12/Dec/2007				NMC982328
PQ 848	12/Dec/2007				NMC982329
PQ 849	12/Dec/2007				NMC982330
PQ 850	12/Dec/2007				NMC982331
PQ 851	12/Dec/2007				NMC982332
PQ 852	12/Dec/2007				NMC982333
PQ 853	12/Dec/2007				NMC982334
PQ 854	12/Dec/2007				NMC982335
PQ 855	12/Dec/2007				NMC982336
PQ 856	12/Dec/2007				NMC982337
PQ 857	12/Dec/2007				NMC982338
PQ 858	12/Dec/2007				NMC982339
PQ 859	12/Dec/2007				NMC982340
PQ 860	12/Dec/2007				NMC982341
PQ 861	12/Dec/2007				NMC982342
PQ 862	12/Dec/2007				NMC982343
PQ 863	12/Dec/2007				NMC982344
PQ 864	12/Dec/2007				NMC982345
PQ 865	12/Dec/2007				NMC982346
PQ 866	12/Dec/2007				NMC982347
PQ 867	12/Dec/2007				NMC982348
PQ 868	12/Dec/2007				NMC982349
PQ 869	12/Dec/2007				NMC982350
PQ 870	12/Dec/2007				NMC982351
PQ 871	12/Dec/2007				NMC982352
PQ 872	12/Dec/2007				NMC982353
PQ 873	12/Dec/2007				NMC982354
PQ 874	12/Dec/2007				NMC982355
PQ 875	12/Dec/2007				NMC982356
PQ 876	12/Dec/2007				NMC982357
PQ 877	12/Dec/2007				NMC982358
PQ 878	12/Dec/2007				NMC982359
PQ 879	12/Dec/2007				NMC982360
PQ 880	12/Dec/2007				NMC982361
PQ 881	12/Dec/2007				NMC982362
PQ 882	12/Dec/2007				NMC982363
PQ 883	12/Dec/2007				NMC982364
PQ 884	12/Dec/2007				NMC982365
PQ 885	12/Dec/2007				NMC982366
PQ 886	12/Dec/2007				NMC982367
PQ 887	12/Dec/2007				NMC982368
PQ 888	12/Dec/2007				NMC982369
PQ 889	12/Dec/2007				NMC982370

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 890	12/Dec/2007				NMC9 82371
PQ 891	12/Dec/2007				NMC982372
PQ 892	12/Dec/2007				NMC982373
PQ 893	12/Dec/2007				NMC982374
PQ 894	12/Dec/2007				NMC982375
PQ 895	12/Dec/2007				NMC982376
PQ 896	12/Dec/2007				NMC982377
PQ 897	12/Dec/2007				NMC982378
PQ 898	12/Dec/2007				NMC982379
PQ 899	12/Dec/2007				NMC982380
PQ 900	12/Dec/2007				NMC982381
PQ 901	12/Dec/2007				NMC982382
PQ 902	12/Dec/2007				NMC982383
PQ 903	12/Dec/2007				NMC982384
PQ 904	12/Dec/2007				NMC982385
PQ 905	12/Dec/2007				NMC982386
PQ 906	12/Dec/2007				NMC982387
PQ 907	12/Dec/2007				NMC982388
PQ 908	12/Dec/2007				NMC982389
PQ 909	12/Dec/2007				NMC982390
PQ 910	12/Dec/2007				NMC982391
PQ 911	12/Dec/2007				NMC982392
PQ 912	12/Dec/2007				NMC982393
PQ 913	12/Dec/2007				NMC982394
PQ 914	12/Dec/2007				NMC982395
PQ 915	12/Dec/2007				NMC982396
PQ 916	12/Dec/2007				NMC982397
PQ 788	12/Dec/2007				NMC982398
PQ 917	20/Dec/2007				NMC983422
PQ 918	20/Dec/2007				NMC983423
PQ 919	20/Dec/2007				NMC983424
PQ 920	20/Dec/2007				NMC983425
PQ 921	20/Dec/2007				NMC983426
PQ 922	20/Dec/2007				NMC983427
PQ 923	20/Dec/2007				NMC983428
PQ 924	20/Dec/2007				NMC983429
PQ 925	20/Dec/2007				NMC983430
PQ 926	20/Dec/2007				NMC983431
PQ 927	20/Dec/2007				NMC983432
PQ 928	20/Dec/2007				NMC983433
PQ 929	20/Dec/2007				NMC983434
PQ 930	20/Dec/2007				NMC983435
PQ 931	20/Dec/2007				NMC983436
PQ 932	20/Dec/2007				NMC983437
PQ 933	20/Dec/2007				NMC983438
PQ 934	20/Dec/2007				NMC983439
PQ 989	23/Dec/2007				NMC983440
PQ 990	23/Dec/2007				NMC983441

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 991	23/Dec/2007				NMC983442
PQ 992	23/Dec/2007				NMC983443
PQ 993	23/Dec/2007				NMC983444
PQ 994	23/Dec/2007				NMC983445
PQ 995	23/Dec/2007				NMC983446
PQ 996	23/Dec/2007				NMC983447
PQ 997	23/Dec/2007				NMC983448
PQ 998	23/Dec/2007				NMC983449
PQ 999	23/Dec/2007				NMC983450
PQ 1000	23/Dec/2007				NMC983451
PQ 789	11/Feb/2008				NMC983501
PQ 790	11/Feb/2008				NMC983502
PQ 791	11/Feb/2008				NMC983503
PQ 792	11/Feb/2008				NMC983504
PQ 793	11/Feb/2008				NMC983505
PQ 794	11/Feb/2008				NMC983506
PQ 795	11/Feb/2008				NMC983507
PQ 796	11/Feb/2008				NMC983508
PQ 797	11/Feb/2008				NMC983509
PQ 798	11/Feb/2008				NMC983510
PQ 799	11/Feb/2008				NMC983511
PQ 800	11/Feb/2008				NMC983512
PQ 801	11/Feb/2008				NMC983513
PQ 802	11/Feb/2008				NMC983514
PQ 803	11/Feb/2008				NMC983515
PQ 804	11/Feb/2008				NMC983516
PQ 805	11/Feb/2008				NMC983517
PQ 806	11/Feb/2008				NMC983518
PQ 807	11/Feb/2008				NMC983519
PQ 808	11/Feb/2008				NMC983520
PQ 809	11/Feb/2008				NMC983521
PQ 1782	27/May/2008				NMC990004
PQ 1784	27/May/2008				NMC990005
PQ 1786	27/May/2008				NMC990006
PQ 1788	27/May/2008				NMC990007
PQ 935	15/May/2008				NMC993806
PQ 936	15/May/2008				NMC993807
PQ 937	15/May/2008				NMC993808
PQ 938	15/May/2008				NMC993809
PQ 939	15/May/2008				NMC993810
PQ 940	15/May/2008				NMC993811
PQ 941	15/May/2008				NMC993812
PQ 942	15/May/2008				NMC993813
PQ 943	15/May/2008				NMC993814
PQ 944	15/May/2008				NMC993815
PQ 945	15/May/2008				NMC993816
PQ 946	15/May/2008				NMC993817
PQ 947	15/May/2008				NMC993818

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 948	15/May/2008				NMC993819
PQ 949	15/May/2008				NMC993820
PQ 950	15/May/2008				NMC993821
PQ 951	15/May/2008				NMC993822
PQ 952	15/May/2008				NMC993823
PQ 953	15/May/2008				NMC993824
PQ 954	15/May/2008				NMC993825
PQ 955	15/May/2008				NMC993826
PQ 956	15/May/2008				NMC993827
PQ 1001	15/May/2008				NMC993828
PQ 1002	15/May/2008				NMC993829
PQ 1003	15/May/2008				NMC993830
PQ 1004	15/May/2008				NMC993831
PQ 1005	15/May/2008				NMC993832
PQ 1006	15/May/2008				NMC993833
PQ 1007	15/May/2008				NMC993834
PQ 1008	15/May/2008				NMC993835
PQ 1009	15/May/2008				NMC993836
PQ 1010	15/May/2008				NMC993837
PQ 1011	15/May/2008				NMC993838
PQ 1012	15/May/2008				NMC993839
PQ 1013	15/May/2008				NMC993840
PQ 1014	15/May/2008				NMC993841
PQ 1015	15/May/2008				NMC993842
PQ 1016	15/May/2008				NMC993843
PQ 1017	15/May/2008				NMC993844
PQ 1018	15/May/2008				NMC993845
PQ 1019	15/May/2008				NMC993846
PQ 1020	15/May/2008				NMC993847
PQ 1021	15/May/2008				NMC993848
PQ 1022	15/May/2008				NMC993849
PQ 1023	15/May/2008				NMC993850
PQ 1024	15/May/2008				NMC993851
PQ 1025	15/May/2008				NMC993852
PQ 1026	15/May/2008				NMC993853
PQ 1027	15/May/2008				NMC993854
PQ 1028	15/May/2008				NMC993855
PQ 1061	14/May/2008				NMC993856
PQ 1062	14/May/2008				NMC993857
PQ 1063	14/May/2008				NMC993858
PQ 1064	14/May/2008				NMC993859
PQ 1065	14/May/2008				NMC993860
PQ 1066	14/May/2008				NMC993861
PQ 1067	14/May/2008				NMC993862
PQ 1068	14/May/2008				NMC993863
PQ 1069	14/May/2008				NMC993864
PQ 1070	14/May/2008				NMC993865
PQ 1071	14/May/2008				NMC993866

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 1072	14/May/2008				NMC993867
PQ 1073	14/May/2008				NMC993868
PQ 1074	14/May/2008				NMC993869
PQ 1075	14/May/2008				NMC993870
PQ 1076	14/May/2008				NMC993871
PQ 1077	14/May/2008				NMC993872
PQ 1078	14/May/2008				NMC993873
PQ 1079	14/May/2008				NMC993874
PQ 1080	14/May/2008				NMC993875
PQ 1081	14/May/2008				NMC993876
PQ 1082	14/May/2008				NMC993877
PQ 1115	12/May/2008				NMC993878
PQ 1116	12/May/2008				NMC993879
PQ 1117	12/May/2008				NMC993880
PQ 1118	12/May/2008				NMC993881
PQ 1119	12/May/2008				NMC993882
PQ 1120	12/May/2008				NMC993883
PQ 1121	12/May/2008				NMC993884
PQ 1122	12/May/2008				NMC993885
PQ 1123	12/May/2008				NMC993886
PQ 1124	12/May/2008				NMC993887
PQ 1125	12/May/2008				NMC993888
PQ 1142	12/Jun/2008				NMC993889
PQ 1143	12/Jun/2008				NMC993890
PQ 1144	12/Jun/2008				NMC993891
PQ 1145	12/Jun/2008				NMC993892
PQ 1146	28/May/2008				NMC993893
PQ 1147	28/May/2008				NMC993894
PQ 1148	28/May/2008				NMC993895
PQ 1149	28/May/2008				NMC993896
PQ 1150	28/May/2008				NMC993897
PQ 1151	28/May/2008				NMC993898
PQ 1152	28/May/2008				NMC993899
PQ 1153	28/May/2008				NMC993900
PQ 1154	28/May/2008				NMC993901
PQ 1155	28/May/2008				NMC993902
PQ 1156	28/May/2008				NMC993903
PQ 1157	28/May/2008				NMC993904
PQ 1158	28/May/2008				NMC993905
PQ 1159	28/May/2008				NMC993906
PQ 1160	28/May/2008				NMC993907
PQ 1161	28/May/2008				NMC993908
PQ 1162	28/May/2008				NMC993909
PQ 1163	28/May/2008				NMC993910
PQ 1164	28/May/2008				NMC993911
PQ 1165	28/May/2008				NMC993912
PQ 1166	28/May/2008				NMC993913
PQ 1167	28/May/2008				NMC993914

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 1168	28/May/2008				NMC993915
PQ 1169	28/May/2008				NMC993916
PQ 1170	28/May/2008				NMC993917
PQ 1171	28/May/2008				NMC993918
PQ 1172	28/May/2008				NMC993919
PQ 1173	28/May/2008				NMC993920
PQ 1174	28/May/2008				NMC993921
PQ 1]75	28/May/2008				NMC993922
PQ 1176	28/May/2008				NMC993923
PQ 1177	28/May/2008				NMC993924
PQ 1747	19/May/2008				NMC993925
PQ 1748	19/May/2008				NMC993926
PQ 1749	19/May/2008				NMC993927
PQ 1750	19/May/2008				NMC993928
PQ 1751	19/May/2008				NMC993929
PQ 1752	19/May/2008				NMC993930
PQ 1753	19/May/2008				NMC993931
PQ 1754	19/May/2008				NMC993932
PQ 1755	19/May/2008				NMC993933
PQ 1756	19/May/2008				NMC993934
PQ 1757	19/May/2008				NMC993935
PQ 1758	19/May/2008				NMC993936
PQ 1759	19/May/2008				NMC993937
PQ 1760	19/May/2008				NMC993938
PQ 1761	19/May/2008				NMC993939
PQ 1762	19/May/2008				NMC993940
PQ 1763	19/May/2008				NMC993941
PQ 1764	19/May/2008				NMC993942
PQ 1765	19/May/2008				NMC993943
PQ 1766	19/May/2008				NMC993944
PQ 1767	19/May/2008				NMC993945
PQ 1768	19/May/2008				NMC993946
PQ 1769	19/May/2008				NMC993947
PQ 1770	19/May/2008				NMC993948
PQ 1771	19/May/2008				NMC993949
PQ 1772	19/May/2008				NMC993950
PQ 1773	19/May/2008				NMC993951
PQ 1774	19/May/2008				NMC993952
PQ 1775	19/May/2008				NMC993953
PQ 1776	19/May/2008				NMC993954
PQ 1777	19/May/2008				NMC993955
PQ 1778	19/May/2008				NMC993956
PQ 1779	19/May/2008				NMC993957
PQ 1780	19/May/2008				NMC993958
PQ 757	11/Jun/2008				NMC994382
PQ 758	11/Jun/2008				NMC994383
PQ 759	12/Jun/2008				NMC994384
PQ 760	12/Jun/2008				NMC994385

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 761	12/Jun/2008				NMC994386
PQ 762	12/Jun/2008				NMC994387
PQ 763	12/Jun/2008				NMC994388
PQ 764	12/Jun/2008				NMC994389
PQ 765	12/Jun/2008				NMC994390
PQ 766	12/Jun/2008				NMC994391
PQ 767	12/Jun/2008				NMC994392
PQ 768	12/Jun/2008				NMC994393
PQ 769	29/May/2008				NMC994394
PQ 770	29/May/2008				NMC994395
PQ 771	29/May/2008				NMC994396
PQ 772	29/May/2008				NMC994397
PQ 773	29/May/2008				NMC994398
PQ 774	29/May/2008				NMC994399
PQ 775	11/Jun/2008				NMC994400
PQ 776	11/Jun/2008				NMC994401
PQ 777	11/Jun/2008				NMC994402
PQ 778	11/Jun/2008				NMC994403
PQ 779	11/Jun/2008				NMC994404
PQ 780	11/Jun/2008				NMC994405
PQ 781	11/Jun/2008				NMC994406
PQ 782	11/Jun/2008				NMC994407
PQ 783	11/Jun/2008				NMC994408
PQ 784	12/Jun/2008				NMC994409
PQ 785	12/Jun/2008				NMC994410
PQ 786	28/May/2008				NMC994411
PQ 787	28/May/2008				NMC994412
PQ 957	15/May/2008				NMC994413
PQ 958	15/May/2008				NMC994414
PQ 959	15/May/2008				NMC994415
PQ 960	15/May/2008				NMC994416
PQ 961	15/May/2008				NMC994417
PQ 962	15/May/2008				NMC994418
PQ 963	15/May/2008				NMC994419
PQ 964	15/May/2008				NMC994420
PQ 965	16/May/2008				NMC994421
PQ 966	16/May/2008				NMC994422
PQ 967	16/May/2008				NMC994423
PQ 968	16/May/2008				NMC994424
PQ 969	16/May/2008				NMC994425
PQ 970	16/May/2008				NMC994426
PQ 971	16/May/2008				NMC994427
PQ 972	16/May/2008				NMC994428
PQ 973	16/May/2008				NMC994429
PQ 974	16/May/2008				NMC994430
PQ 975	16/May/2008				NMC994431
PQ 976	16/May/2008				NMC994432
PQ 977	16/May/2008				NMC994433

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 978	16/May/2008				NMC994434
PQ 979	16/May/2008				NMC994435
PQ 980	16/May/2008				NMC994436
PQ 981	16/May/2008				NMC994437
PQ 982	16/May/2008				NMC994438
PQ 983	16/May/2008				NMC994439
PQ 984	16/May/2008				NMC994440
PQ 985	16/May/2008				NMC994441
PQ 986	16/May/2008				NMC994442
PQ 987	16/May/2008				NMC994443
PQ 988	16/May/2008				NMC994444
PQ 1029	15/May/2008				NMC994445
PQ 1030	15/May/2008				NMC994446
PQ 1031	15/May/2008				NMC994447
PQ 1032	15/May/2008				NMC994448
PQ 1033	15/May/2008				NMC994449
PQ 1034	15/May/2008				NMC994450
PQ 1035	15/May/2008				NMC994451
PQ 1036	15/May/2008				NMC994452
PQ 1037	15/May/2008				NMC994453
PQ 1038	15/May/2008				NMC994454
PQ 1039	13/May/2008				NMC994455
PQ 1040	13/May/2008				NMC994456
PQ 1041	13/May/2008				NMC994457
PQ 1042	13/May/2008				NMC994458
PQ 1043	13/May/2008				NMC994459
PQ 1044	13/May/2008				NMC994460
PQ 1045	13/May/2008				NMC994461
PQ 1046	13/May/2008				NMC994462
PQ 1047	13/May/2008				NMC994463
PQ 1048	13/May/2008				NMC994464
PQ 1049	13/May/2008				NMC994465
PQ 1050	13/May/2008				NMC994466
PQ 1051	13/May/2008				NMC994467
PQ 1052	13/May/2008				NMC994468
PQ 1053	13/May/2008				NMC994469
PQ 1054	13/May/2008				NMC994470
PQ 1055	13/May/2008				NMC994471
PQ 1056	13/May/2008				NMC994472
PQ 1057	13/May/2008				NMC994473
PQ 1058	13/May/2008				NMC994474
PQ 1059	13/May/2008				NMC994475
PQ 1060	13/May/2008				NMC994476
PQ 1083	14/May/2008				NMC994477
PQ 1084	14/May/2008				NMC994478
PQ 1085	14/May/2008				NMC994479
PQ 1086	14/May/2008				NMC994480
PQ 1087	14/May/2008				NMC994481

Claim Name	Location Date	Filed	Document No	Filed BLM	BLM Serial No
PQ 1088	14/May/2008				NMC994482
PQ 1089	14/May/2008				NMC994483
PQ 1090	14/May/2008				NMC994484
PQ 1091	14/May/2008				NMC994485
PQ 1092	14/May/2008				NMC994486
PQ 1093	14/May/2008				NMC994487
PQ 1094	14/May/2008				NMC994488
PQ 1095	12/May/2008				NMC994489
PQ 1096	12/May/2008				NMC994490
PQ 1097	12/May/2008				NMC994491
PQ 1098	12/May/2008				NMC994492
PQ 1099	12/May/2008				NMC994493
PQ 1100	12/May/2008				NMC994494
PQ 1101	12/May/2008				NMC994495
PQ 1102	12/May/2008				NMC994496
PQ 1103	12/May/2008				NMC994497
PQ 1104	12/May/2008				NMC994498
PQ 1105	12/May/2008				NMC994499
PQ 1106	12/May/2008				NMC994500
PQ 1107	12/May/2008				NMC994501
PQ 1108	12/May/2008				NMC994502
PQ 1109	12/May/2008				NMC994503
PQ 1110	12/May/2008				NMC994504
PQ 1111	12/May/2008				NMC994505
PQ 1112	12/May/2008				NMC994506
PQ 1113	12/May/2008				NMC994507
PQ 1114	12/May/2008				NMC994508
PQ 1126	12/May/2008				NMC994509
PQ 1127	12/May/2008				NMC994510
PQ 1128	12/May/2008				NMC994511
PQ 1129	12/May/2008				NMC994512
PQ 1130	12/May/2008				NMC994513
PQ 1131	12/May/2008				NMC994514
PQ 1132	12/May/2008				NMC994515
PQ 1133	12/May/2008				NMC994516
PQ 1134	12/May/2008				NMC994517
PQ 1135	12/May/2008				NMC994518
PQ 1136	12/May/2008				NMC994519
PQ 1137	12/May/2008				NMC994520
PQ 1138	12/May/2008				NMC994521
PQ 1139	12/May/2008				NMC994522
PQ 1140	12/May/2008				NMC994523
PQ 1141	12/May/2008				NMC994524

T37N R65E
T37N R66E
T37N R67E
T36N R65E
T36N R66E
T36N R67E
T35N R65E
T35N R66E
T35N R67E
T34N R65E
T34N R66E
T34N R67E
N
W
E
S
0 1 2
Miles
0 1 2 3
Kilometers
1:140,000
UTM Zone 11, NAD 1983
Area of Interest
Long Canyon Project
Fronteer Private Mineral Interests
Fronteer Claims
Joint Venture Claims
Fronteergold

Long Canyon Project
Elko County, Nevada
Area of Interest

Date: 2-Feb-2011
File: LC 5 mi buffer.mxd
Drawn by: GSH

Legend
Area of Interest
Townships
Fronteer Claims
Fronteer Fee Land
T15N R44E
T15N R45E
T15N R45½E
T15N R46E
T15N R47E
T14N R43E
T14N R44E
T14N R45E
T14N R45½E
T14N R46E
T14N R47E
Private
Claims
T13½N R44½E
T13½N R45E
T13N R43E
T13N R44E
T13N R45E
Private
T13N R46E
T13N R47E
Monitor
Claims
T13N R44½E
T12N R43E
T12N R44E
T12N R44½E
T12N R45E
Claims
T12N R46E
T12N R47E
N
W
E
S
1:210,000
0 1 2 3
Miles
0 1 2 3 4
Kilometers
UTM Zone 11, NAD 83
T11N R44E
T11N R44½E
T11N R45E
T11N R46E
Fronteergold
Northumberland Project
Nye County, Nevada
Area of Interest
Date: 2-Feb-2011
File: NU 5 mi buffer.mxd
Drawn by: MP/GSH

T38N R34E
T38N R35E
T38N R36E
T38N R37E
T37N R34E
T37N R35E
T37N R36E
T37N R37E
T36N R34E
T36N R35E
T36N R36E
T36N R37E
T35N R34E
T35N R35E
T35N R36E
T35N R37E
N
W
E
S
0 1 2 3
Miles
0 1 2 3 4 5
Kilometers
Scale 1:175,000
UTM Zone 11, NAD 1983
Legend
Claims
Fee Lands
Area of Interest
Fronteergold
Sandman Project
Humboldt County, Nevada
Area of Interest
Date: 2-Feb-2011
File: SM 5 mi buffer.mxd
Drawn by: GSH